Exhibit 99.1

                    , 2012

Dear L-3 Communications Holdings, Inc. Shareholder:

As part of our strategic plan as announced on July 28, 2011, I am pleased to provide you with the enclosed Information Statement relating to the spin-off to L-3 Communications Holdings, Inc. (“L-3”) shareholders of 100% of the common stock of Engility Holdings, Inc. (“Engility”), an independent, publicly traded government services company. Engility will include the Systems Engineering and Technical Assistance (SETA) and training and operational support services businesses that are currently part of L-3’s Government Services segment.

L-3 will retain its leading positions as a prime contractor in C3ISR (Command, Control, Communications, Intelligence, Surveillance and Reconnaissance) systems and Aircraft Modernization and Maintenance. L-3 will also continue to be a leading provider of a broad range of electronic systems used on military and commercial platforms, and will retain its cyber security, intelligence, enterprise information technology and security solutions businesses, currently part of L-3’s Government Services segment. L-3’s Government Services segment will be renamed National Security Solutions upon completion of the spin-off. Immediately following the completion of the spin-off, L-3 shareholders will own all of the outstanding shares of common stock of Engility. We believe that the spin-off is in the best interests of our company and its shareholders, as the separation of Engility will enable it to pursue new business opportunities unconstrained by organizational conflict of interest regulations that existed by virtue of its status as a business unit within L-3 and in a more cost competitive manner, while at the same time enabling L-3 to increase its focus on value-added programs and products.

The spin-off will be completed by way of a pro rata distribution of Engility common stock to our shareholders of record as of July 16, 2012, the spin-off record date. Each L-3 shareholder will receive one share of Engility common stock for every six shares of L-3 common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, shareholders may request that their shares of Engility common stock be transferred to a brokerage or other account at any time. No fractional shares of Engility common stock will be issued. If you would otherwise have been entitled to a fractional common share in the distribution, you will receive the net cash proceeds of such fractional share instead.

The spin-off is subject to certain customary conditions. Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Engility common stock.

Immediately following the spin-off, you will own common stock in L-3 and Engility. L-3’s common stock will continue to trade on the New York Stock Exchange under the symbol “LLL”. Engility intends to have its common stock listed on the New York Stock Exchange under the symbol “EGL”.

We expect the spin-off to be tax-free to the shareholders of L-3, except to the extent of cash received in lieu of fractional shares. The spin-off is conditioned on, among other things, the receipt of a ruling from the Internal Revenue Service, and that such ruling shall remain in effect as of the distribution date, and an opinion of tax counsel confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of income, gain or loss to L-3 or its shareholders, except to the extent of cash received in lieu of fractional shares.

The enclosed Information Statement, which is being mailed to all L-3 shareholders, describes the spin-off in great detail and contains important information about Engility, including historical combined financial statements. We urge you to read the Information Statement carefully.

I want to thank you for your continued support of L-3. We look forward to your support of both companies in the future.

Yours sincerely,

Michael T. Strianese

Chairman, President and Chief Executive Officer

L-3 Communications Holdings, Inc.

                    , 2012

Dear Engility Holdings, Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Engility Holdings, Inc. (“Engility”), a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide.

As an independent, publicly traded company, we believe we can more effectively pursue new and existing market opportunities structured as a cost efficient provider without the constraints of organizational conflicts of interest regulations related to our previous status as a business unit within L-3 Communications Holdings, Inc. (“L-3”). We believe, as a result of this, that we can create greater value for you, the shareholder, than we could as a part of L-3.

We expect to have Engility common stock listed on the New York Stock Exchange under the symbol “EGL” in connection with the distribution of Engility common stock by L-3.

We invite you to learn more about Engility by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Engility common stock.

Very truly yours,

Anthony Smeraglinolo

President and Chief Executive Officer

Engility Holdings, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED JUNE 27, 2012

INFORMATION STATEMENT

ENGILITY HOLDINGS, INC.

3750 Centerview Drive

Chantilly, Virginia 20151

Common Stock

(par value $0.01 per share)

This Information Statement is being sent to you in connection with the separation of Engility Holdings, Inc. (“Engility”) from L-3 Communications Holdings, Inc. (“L-3”), following which Engility will be an independent, publicly traded company. As part of the separation, L-3 will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of Engility common stock on a pro rata basis to the holders of L-3 common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to L-3 shareholders for U.S. Federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each L-3 shareholder will receive one share of Engility common stock for every six shares of L-3 common stock held by such shareholder on July 16, 2012, the record date. The distribution of shares will be made in book-entry form. L-3 will not distribute any fractional shares of Engility common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 5:00 p.m., New York time, on July 17, 2012. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of L-3 shareholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. L-3 shareholders will not be required to pay any consideration for the shares of Engility common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their L-3 common stock or take any other action in connection with the spin-off.

All of the outstanding shares of Engility common stock are currently owned by L-3. Accordingly, there is no current trading market for Engility common stock. We expect, however, that a limited trading market for Engility common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Engility common stock will begin the first trading day after the distribution date. We intend to list Engility common stock on the New York Stock Exchange under the ticker symbol “EGL”.

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors ” beginning on page 16 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2012.

This Information Statement was first mailed to L-3 shareholders on or about                     , 2012.

SUMMARY

This summary highlights information contained in this Information Statement and provides an overview of our company, our separation from L-3 and the distribution of Engility common stock by L-3 to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing elsewhere in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, “Engility,” “we,” “us” and “our” refer to Engility Holdings, Inc. and its subsidiaries after giving effect to the internal reorganization preceding the distribution described in this Information Statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the distribution.

Our Company

We are a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide. Our business is focused on supporting the mission success of our customers by providing a full range of engineering, technical, analytical, advisory, training, logistics and support services. Our revenues are spread over a diverse mix of activities and services with no single contract accounting for more than 7% of our revenue in 2011. For the year ended December 31, 2011, we had revenues of $2.2 billion, 98% of which was derived from our U.S. Government customers.

We operate in two segments: Professional Support Services and Mission Support Services. The Professional Support Services segment provides Systems Engineering and Technical Assistance (SETA) services, program management support and software engineering lifecycle sustainment and support services. The Professional Support Services segment had 2011 revenues of $1.2 billion. Through our Mission Support Services segment, we provide capabilities such as defense related training, education and support services, law enforcement training, national security infrastructure and institutional development. The Mission Support Services segment had 2011 revenues of $1.0 billion.

Engility, through its predecessor companies, has provided mission critical services to several U.S. Government departments and agencies for over four decades. Our customers include the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Agency for International Development (USAID), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and allied foreign governments. We attribute the strength of our customer relationships to our singular focus on services, our industry-leading capabilities in program planning and management, superior past performance, and the experience of our people and their commitment to the mission. As of December 31, 2011, we employed approximately 9,200 individuals globally and operate in over 70 countries led by an experienced executive team, composed of industry and government veterans.

Our Business Strategy

Our customers turn to us to enhance their capabilities and gain specific expertise on a cost effective basis. Therefore, delivering superior value to our customers is critical to our ability to grow our business, drive earnings and cash flow and create value for our shareholders. The key elements of our strategy include:

•

Expand Our SETA Business. As a “pure-play” service provider, Engility intends to aggressively pursue new SETA business, unconstrained by organizational conflicts of interest (OCI) regulations related to our status as a business unit within L-3. Under the OCI regulations, when a company has provided

SETA services for a particular U.S. Government program, it may be prohibited from selling products to the U.S. Government under the same program. As enforcement of OCI regulations has become more rigorous over the past four years, we estimate that L-3 ceded or otherwise lost a significant amount of its SETA related revenues due to OCI constraints. In addition, the Engility businesses that were part of L-3, did not pursue various SETA opportunities in the U.S. Government market for Professional, Administrative and Management Support Services due to OCI-related constraints. Moving forward, we intend to aggressively pursue these additional SETA contract opportunities to capture and expand our market share.

•

Streamline Our Operations. Critical to winning greater share in our addressable markets will be our ability to offer services at competitive and affordable prices. Following the spin-off, we expect to significantly reduce our overhead and operating expenses through a number of actions to develop and maintain a streamlined operating structure. These include consolidating our operating units from seven to four, combining administrative functions currently performed by those operating units and re-engineering our managerial processes. We expect that these actions will enable us to reduce our overhead significantly over the next two years as a percent of revenue. We believe our lean organizational structure and processes will enhance our agility and cost competitiveness to better meet the requirements of our customers.

•

Capitalize on our Strengths—Performance, Agility, Expertise. Past performance is a critical factor in sustaining and gaining market share. Our customers look to us as a trusted long-term partner as reflected in our superior re-compete win rates and customer performance evaluations. Our abilities to rapidly and efficiently deploy resources around the world and perform on large-scale, complex programs are also recognized by our customers. In 2011, we achieved 96% of the available performance-based award fees on our cost-plus contracts. We are committed to protecting and enhancing our reputation, developing additional capabilities and investing in our team and customer relationships to create new business opportunities.

•

Transition from our Iraq/Afghanistan Related Programs. We anticipate the drawdown of U.S. Forces from Iraq and Afghanistan will result in the wind down of certain of our programs. We intend to use the cash flow resulting from this wind down to reinvest in new business opportunities. Further, we believe we are well placed to pursue and perform U.S.-funded programs to help stabilize and develop both countries.

•

Maintain Balance Sheet Strength and Liquidity. We will seek to maintain a capital structure that provides the resources and financial flexibility to support our business. At the time of the spin-off, we anticipate having approximately $50 million in total liquidity, consisting of cash and cash equivalents and available borrowings under our senior secured revolving credit facility. Through disciplined capital spending and working capital management, we intend to maximize our cash flows and maintain our strong balance sheet.

Our Strengths

Our competitive strengths are derived from combining technical expertise and innovative operating efficiency with a sophisticated understanding of our markets and knowledge of our customers’ needs. Our core strengths include:

•

Proven Performance and Customer Trust. Long term success in the services business is not possible without the trust and confidence of our customers, which is primarily based on past performance and close interpersonal relationships. For over four decades, our people and ideas have performed important roles in support of and contributed to the success of the U.S. military’s and other government agencies’ missions around the world. The majority of our employees work side-by-side with their government counterparts at customer locations in the United States and around the world, thus developing those critical interpersonal relationships.

•

Leading Market Position. Engility is a leading provider of systems engineering services, training, program management, and operational support to military and civilian government agencies, both in the United States and with allied foreign governments. We believe that our success is based, in part, upon our (1) reputation for integrity, quality and performance with virtually all key current and potential U.S. and foreign customers, (2) world-wide presence in more than 70 countries, which provides a platform for international expansion and growth, and (3) workforce consisting of highly specialized personnel and an employee base of approximately 9,200 professionals across a wide range of skills and expertise.

•

Breadth of Service Capabilities. We are one of the largest government service providers offering a wide breadth of capabilities to our customers. Our 9,200 professionals have deep domain expertise in systems engineering and integration, program management support, defense related and law enforcement training, and education and support services. Further, our culture of performance enables us to rapidly respond to our customers’ immediate and unforeseen requirements. We believe our anticipated streamlined organizational structure will allow us to respond more quickly and efficiently to provide customers with experts and resources that meet their needs around the world.

•

Significant Recurring Contract Base and Diverse Business Mix. As of December 31, 2011, we had an estimated $2.5 billion of funded and unfunded remaining aggregate contract value. We were the prime contractor on 72% of our revenues for the year ended December 31, 2011. We are qualified to compete as a prime contractor for task orders on a large number of U.S. Government-Wide Acquisition and Indefinite Delivery, Indefinite Quantity contract vehicles. In addition, our business is composed of an increasingly wide range of services, which allows us to capitalize on both demand and funding from diverse sources. For the year ended December 31, 2011, our top ten contracts represented approximately 41% of our revenues and no single contract accounted for more than 7% of our revenues.

•

Attractive Business Dynamics. As a leading government services provider, Engility benefits from a favorable mix of cost reimbursable contracts, low capital expenditure requirements and favorable working capital terms to generate strong operating cash flow. Over the past three years, our capital expenditures and working capital as a percentage of total revenues has averaged 0.2% and 9.0%, respectively. Combined with our low fixed cost structure, this provides us with a substantial degree of operating and financial flexibility.

•

Experienced Team with Deep Industry and Market Knowledge. Crucial to Engility’s success is the composition, commitment and the experience of its workforce, which possesses a comprehensive understanding of the operating environment of our core customers. Our senior leadership structure is aligned with the perspectives, strategies and priorities of our primary customers. Collectively, our executives have an average of 32 years of industry, military or government experience, often at the most senior levels. In addition, our understanding of our customers’ operating environment, strategic objectives and underpinning tactical requirements facilitates our ability to plot a strategic approach to expand our share of the national security markets and position ourselves for emerging markets.

Other Information

Engility Holdings, Inc. was incorporated in Delaware on November 18, 2011. Our principal executive offices are located at 3750 Centerview Drive, Chantilly, Virginia 20151. Our telephone number is 703-748-1400.

The Spin-Off

Overview

On July 12, 2011, the Board of Directors of L-3 approved a plan to spin-off Engility from L-3, following which Engility will be an independent, publicly traded company.

Before our spin-off from L-3, we will enter into a Distribution Agreement and several other agreements with L-3 related to the spin-off. These agreements will govern the relationship between us and L-3 after completion of the spin-off and provide for the allocation between us and L-3 of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by L-3 to Engility and vice versa. See “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off.”

The distribution of Engility common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, L-3 has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of L-3 determines, in its sole discretion, that the spin-off is not in the best interests of L-3 or its shareholders, that a sale or other alternative is in the best interests of L-3 or its shareholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate Engility from L-3. See “The Spin-Off—Conditions to the Spin-Off.” Additionally, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $345 million and distribute $335 million of the proceeds of such indebtedness to L-3. See “Description of Material Indebtedness.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which Engility will separate from L-3. To complete the spin-off, L-3 will distribute to its shareholders all of the outstanding shares of Engility common stock. We refer to this as the distribution. Following the spin-off, Engility will be a separate company from L-3, and L-3 will not retain any ownership interest in Engility.

Q:	What will I receive in the spin-off?

A:	As a holder of L-3 common stock, you will retain your L-3 shares of common stock and will receive one share of Engility common stock for every six shares of L-3 common stock you own as of the record date. The number of shares of L-3 common stock you own and your proportionate interest in L-3 will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is Engility?

A:	Engility is a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide. Engility is currently a subsidiary of L-3 whose shares will be distributed to L-3 shareholders if the spin-off is completed. After the spin-off is completed, Engility will be an independent, publicly traded company.

Q:	Why is the separation of Engility structured as a spin-off?

A:	On July 12, 2011, the Board of Directors of L-3 approved a plan to spin-off part of L-3’s Government Services business into a new company named Engility Holdings, Inc. L-3 currently believes a spin-off is the most efficient way to accomplish a separation of our business from L-3 for various reasons, including: (i) a spin-off would be a tax-free distribution of Engility common stock to L-3 shareholders; (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (iii) a spin-off provides greater assurance that decisions regarding Engility’s capital structure support future financial stability. After consideration of strategic alternatives, including a sale, L-3 believes that a tax-free spin-off will enhance the long-term value of both L-3 and Engility. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can L-3 decide to cancel the distribution of the Engility common shares even if all the conditions have been met?

A:	Yes. The distribution of Engility common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” L-3 has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of L-3 determines, in its sole discretion, that the spin-off is not in the best interests of L-3 or its shareholders, that a sale or other alternative is in the best interests of L-3 or its shareholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate Engility from L-3.

Q:	What is being distributed in the spin-off?

A:	Approximately 16 million shares of Engility common stock will be distributed in the spin-off, based on the number of shares of L-3 common stock expected to be outstanding as of July 16, 2012, the record date, and assuming a distribution ratio of one-to-six. The exact number of shares of Engility common stock to be distributed will be calculated on the record date. The shares of Engility common stock to be distributed by L-3 will constitute all of the issued and outstanding shares of Engility common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is July 16, 2012.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is July 17, 2012. We expect that it will take the distribution agent, acting on behalf of L-3, up to two weeks after the distribution date to fully distribute the shares of Engility common stock to L-3 shareholders. The ability to trade Engility shares will not be affected during that time.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although you are urged to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Engility common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of L-3 common stock to participate in the spin-off.

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of Engility common stock will not be distributed. Fractional shares of Engility common stock to which L-3 shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Engility common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt of the proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	What are L-3’s reasons for the spin-off?

A:	L-3’s Board of Directors has determined that the spin-off is in the best interests of L-3 and its shareholders because the spin-off will provide the following key benefits:

•	Reduce Regulatory Constraints in the Pursuit of Business Opportunities. Under the organizational conflicts of interest (“OCI”) regulations, when a company has provided SETA services for a particular

U.S. Government program, it may be prohibited from selling products to the U.S. Government under the same program. The spin-off will allow Engility to expand the addressable market for its Professional Support Services businesses that were previously constrained by OCI regulations.

•

Align Cost Structure with Business Objectives. Critical to winning share in our addressable markets will be our ability to develop and maintain a streamlined operating structure. As a pure SETA and support services business, Engility will be able to reduce overhead and better direct its selling, general and administrative expenses structure and capital investments to position it to capture market share.

•

Improved Management Incentive Tools. As an independent company, Engility will be able to better structure and incentivize its current and future employees through direct participation in the performance of the company through new equity compensation plans.

Q:	What are the U.S. Federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt by L-3 of a ruling (“IRS Ruling”) from the Internal Revenue Service (“IRS”) that, for U.S. Federal income tax purposes, the distribution, together with certain related transactions, will be tax-free to L-3 and L-3’s shareholders under Section 355 of the Internal Revenue Code of 1986 (the “Code”), except for cash payments made to shareholders in lieu of fractional shares such shareholders would otherwise receive in the distribution, and that the IRS Ruling shall remain in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to receive tax-free treatment under Section 355 of the Code upon which the IRS will not rule. L-3 has received the IRS Ruling and expects to receive such opinion at or prior to the time of the consummation of the spin-off. Although L-3 has no current intention to do so, such conditions are solely for the benefit of L-3 and its shareholders and may be waived by L-3 in its sole discretion. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Engility common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for Engility common stock, before completion of the spin-off, Engility will apply to list its common stock on the New York Stock Exchange (“NYSE”) under the symbol “EGL”. It is anticipated that trading of Engility common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to Engility common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of L-3 common stock continue to trade?

A:	Yes. L-3 common stock will continue to be listed and trade on the NYSE under the symbol “LLL”.

Q:	If I sell, on or before the distribution date, shares of L-3 common stock that I held on the record date, am I still entitled to receive shares of Engility common stock distributable with respect to the shares of L-3 common stock I sold?

A:

Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, L-3’s common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you hold shares of L-3 common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of Engility common stock in connection with the spin-off. However, if you hold shares of L-3 common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Engility common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my L-3 stock?

A:	Yes, the trading price of shares of L-3 common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Engility business. However, we cannot provide you with any guarantees as to the price at which the L-3 shares will trade following the spin-off.

Q:	What indebtedness will Engility have following the spin-off?

A:	It is anticipated that, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $345 million and distribute $335 million of the proceeds of such indebtedness to L-3. See “Description of Material Indebtedness.”

Q:	What will be the relationship between L-3 and Engility after the spin-off?

A:	Following the spin-off, Engility will be an independent, publicly traded company and L-3 will have no continuing stock ownership interest in Engility. Engility will have entered into a Distribution Agreement with L-3 and will enter into several other agreements for the purpose of allocating between Engility and L-3 various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also govern Engility’s relationship with L-3 following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by L-3 or Engility to the other. The Distribution Agreement will provide, in general, that Engility will indemnify L-3 against any and all liabilities arising out of Engility’s business as constituted in connection with the spin-off and any other liabilities and obligations assumed by Engility, and that L-3 will indemnify Engility against any and all liabilities arising out of the businesses of L-3 as constituted in connection with the spin-off and any other liabilities and obligations assumed by L-3.

Q:	What will Engility’s dividend policy be after the spin-off?

A:	We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:

Some provisions of our certificate of incorporation and our bylaws, Delaware law and possibly the agreements governing our new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of Engility in a transaction not approved by our

Board of Directors. See “Description of Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Could Delay or Prevent a Change in Control” and “Description of Capital Stock—Section 203 of the Delaware General Corporation Law.” In addition, under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of Engility common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to L-3. See “Risk Factors—Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.”

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Engility common stock. These risks are discussed under “Risk Factors.”

Q:	How will the spin-off affect Engility’s relationship with its customers?

A:	We believe we have well-established relationships with our principal customers. We believe the spin-off will enable us to better focus on those customers and to align our resources with their priorities. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare

Toll Free Number: 877-282-1168

Toll Number: 781-575-2879

Before the spin-off, if you have any questions relating to the spin-off, you should contact L-3 at:

L-3 Communications Holdings, Inc.

Corporate Communications

Phone: 212-697-1111

www.L-3com.com

Summary of the Spin-Off

Distributing Company	L-3 Communications Holdings, Inc., a Delaware corporation. After the distribution, L-3 will not own any shares of Engility common stock.

Distributed Company	Engility Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of L-3. After the spin-off, Engility will be an independent, publicly traded company.

Distributed Securities	All of the outstanding shares of Engility common stock owned by L-3, which will be 100% of Engility common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is July 16, 2012.

Distribution Date	The distribution date is July 17, 2012.

Internal Reorganization	As part of the spin-off, L-3 will undergo an internal reorganization, which we refer to as the “internal reorganization,” that will, among other things and subject to limited exceptions:

•

allocate and transfer to each of Engility and its respective subsidiaries, as applicable, those assets, and to allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities; and

•	allocate, transfer and assign, as applicable, those assets and liabilities in respect of other current and former businesses and activities of L-3 and its current and former subsidiaries.

After completion of the spin-off:

•

Engility will own and operate the Systems Engineering and Technical Assistance (SETA) and training and operational support services businesses that are currently part of L-3’s Government Services segment; and

•

L-3 will own and operate its C3ISR (Command, Control, Communications, Intelligence, Surveillance and Reconnaissance) systems; Aircraft Modernization and Maintenance; Electronic Systems; and National Security Solutions businesses.

See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Distribution Ratio	Each holder of L-3 common stock will receive one share of Engility common stock for every six shares of L-3 common stock held on July 16, 2012.

The Distribution	On the distribution date, L-3 will release the shares of Engility common stock to the distribution agent to distribute to L-3 shareholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Engility common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of Engility common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of L-3 common stock or take any other action to receive your shares of Engility common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of Engility common stock to L-3 shareholders. Fractional shares of Engility common stock to which L-3 shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Engility common stock. Receipt of the proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by L-3 of the following conditions:

•

our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the L-3 shareholders;

•	Engility common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•

L-3 shall have obtained an opinion from its tax counsel, in form and substance satisfactory to L-3, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as a reorganization under Section 355 of the Code upon which the IRS will not rule;

•

L-3 shall have obtained a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to L-3, and such ruling shall remain in effect as of the distribution date, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a reorganization under Section 355 of the Code;

•

Prior to the distribution date, L-3’s Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to L-3, with respect to the capital adequacy and solvency of Engility;

•	all regulatory approvals and other consents necessary to consummate the distribution shall have been received;

•

no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of L-3 shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•

no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of L-3, would result in the distribution having a material adverse effect on L-3 or its shareholders;

•

the financing transactions described in “Description of Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•	the internal reorganization shall have been completed, except for such steps as L-3 in its sole discretion shall have determined may be completed after the distribution date;

•

L-3 shall have taken all necessary action, in the judgment of the Board of Directors of L-3, to cause the Board of Directors of Engility to consist of the individuals identified in this Information Statement as directors of Engility;

•

all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and amended and restated bylaws filed by Engility with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	the Board of Directors of L-3 shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•

each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreements and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on L-3’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, by the SEC, in connection with the distribution. L-3 has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of L-3 determines, in its sole discretion, that the spin-off is not then in the best interests of L-3 or its shareholders or other constituents, that a sale or other alternative is in the best interests of L-3 or its shareholders or other constituents or that it is not advisable for Engility to separate from L-3 at that time. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to file an application to list Engility common stock on the NYSE under the ticker symbol “EGL”. We anticipate that, at least two trading days prior to the record date, trading of shares of Engility common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Engility common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in L-3 common stock: a “regular-way” market on which shares of L-3 common stock will trade with an entitlement for the purchaser of L-3 common stock to shares of Engility common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of L-3 common stock will trade without an entitlement for the purchaser of L-3 common stock to shares of Engility common stock. For more information, see “Trading Market.”

Tax Consequences	L-3 received the IRS Ruling stating that L-3 and L-3’s shareholders will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off, except to the extent of cash received in lieu of fractional shares. As a condition to the spin-off, such IRS Ruling must remain in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with L-3 after the Spin-Off

We will enter into a Distribution Agreement and other agreements with L-3 related to the spin-off. These agreements will govern the relationship between us and L-3 after completion of the spin-off and provide for the allocation between us and L-3 of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). We intend to enter into one or more Transition Services Agreements with L-3 pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us and L-3 concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with L-3 regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with L-3 and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

The following table presents the summary historical condensed combined financial data for Engility. The condensed combined statement of operations data for each of the years in the three-year period ended December 31, 2011 and the condensed combined balance sheet data as of December 31, 2011 and 2010 set forth below are derived from Engility’s audited combined financial statements included elsewhere in this Information Statement. The condensed combined statement of operations data for the three months ended March 30, 2012 and April 1, 2011 and the condensed combined balance sheet data as of March 30, 2012 are derived from Engility’s unaudited condensed combined financial statements included elsewhere in this Information Statement. The condensed combined balance sheet data as of December 31, 2009 are derived from Engility’s audited combined financial statements that are not included in this Information Statement. The condensed combined balance sheet data as of April 1, 2011 are derived from Engility’s unaudited condensed combined financial statements that are not included in this Information Statement.

The summary unaudited pro forma condensed combined financial data as of and for the three months ended March 30, 2012 and the year ended December 31, 2011 have been prepared to reflect the spin-off, including: (i) the distribution of approximately 16 million shares of Engility common stock by L-3 to its shareholders; (ii) the incurrence of indebtedness of $345 million; (iii) a $335 million distribution to L-3; (iv) the transfer of the global security solutions business unit to L-3; and (v) the transactions contemplated by the Distribution Agreement and related separation agreements. The unaudited pro forma condensed combined statement of operations presented for the three months ended March 30, 2012 and the year ended December 31, 2011 assumes the spin-off and related transactions occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet presented as of March 30, 2012 assumes the spin-off and related transactions occurred on March 30, 2012. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Condensed Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the condensed combined financial statements and accompanying notes included in this Information Statement.

	As of and for the quarter ended				As of and for the year ended December 31,
(in millions)	Pro Forma	Historical(1)			Pro Forma	Historical(1)
	March 30, 2012	March 30, 2012		April 1, 2011	2011	2011		2010	2009
Statement of Operations Data
Revenues	$431	$449		$591	$2,071	$2,180		$2,521	$2,658
Cost of revenues, including selling, general, and administrative expenses	398	423	(2)	544	1,889	2,005	(2)	2,280	2,403
Goodwill impairment	—	—		—	77	77	(3)	172 (4)	—
Operating income	33	26		47	105	98		69	255
Interest expense	6	—		—	22	—		—	—
Income before income taxes	27	26		47	83	98		68	255
Provision for income taxes .	11	11		18	62	69		75	102
Net income (loss) .	16	15		29	21	29		(7)	153
Net income (loss) attributable to Engility	15	14		28	18	26		(9)	152

Balance Sheet Data
Working capital .	$188	$208		$228	—	$187		$220	$259
Goodwill .	851	904		981	—	904		981	1,153
Total assets .	1,417	1,511		1,668	—	1,503		1,666	1,858
Long-term debt	345	—		—	—	—		—	—
Total equity	701	1,110		1,228	—	1,093		1,227	1,422

Cash Flow Data
Net cash (used in) from operating activities	$—	$(5)		$32	—	$165		$197	$248
Net cash used in investing activities	—	—		(1)	—	(4)		(1)	(10)
Net cash from (used in) financing activities(5)	—	2		(27)	—	(163)		(186)	(239)

(1)	Our results of operations presented within this Information Statement and within this table include the global security solutions business, which has been historically managed by us but will be transferred to L-3 in connection with the spin-off. The following table presents select statement of operations data for the global security solutions business.

	For the quarter ended		For the year ended December 31,
(in millions)	March 30, 2012	April 1, 2011	2011	2010	2009
Revenues	$18	$28	$109	$147	$96
Operating (loss) income	(1)	—	2	(2)	(9)

(2)	Cost of revenues include $6 million and $9 million of transaction expenses recorded in connection with the spin-off for the quarter ended March 30, 2012 and the year ended December 31, 2011, respectively.

(3)	The year ended December 31, 2011 includes a non-cash goodwill impairment charge of $77 million ($77 million after income taxes) due to a decline in the estimated fair value of our Linguist Operations & Technical Support (LOTS) reporting unit.

(4)	The year ended December 31, 2010 includes non-cash goodwill impairment charges amounting to $172 million ($154 million after income taxes) due to a decline in the estimated fair values of our Global Security & Engineering Solutions and LOTS reporting units.

(5)	Net cash from (used in) financing activities includes net transfers from L-3 of $2 million for the quarterly period ended March 30, 2012 and to L-3 of $27 million, $161 million, $188 million and $238 million for the quarterly period ended April 1, 2011 and the years ended December 31, 2011, 2010 and 2009, respectively.

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Information Statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

We rely predominantly on contracts with U.S. Government entities, and the loss or delay of a significant number of our contracts would have a material adverse effect on our results of operations and cash flows.

Our revenues are predominantly derived from providing services under contracts (revenue arrangements) with agencies of, and prime contractors to, the U.S. Government. Although these various agencies and prime contractors are subject to common budgetary pressures and other factors, our customers exercise independent purchasing decisions. The loss or delay of all or a substantial portion of our revenues to the U.S. Government would have a material adverse effect on our results of operations and cash flows. Approximately 98%, or $2.1 billion, of our revenues for the year ended December 31, 2011 were made directly or indirectly to U.S. Government agencies. Aggregate revenues from our five largest contracts amounted to approximately $572 million, or 26%, of our revenues for the year ended December 31, 2011.

In addition to contract cancellations and declines in agency budgets, our backlog and future financial results may be adversely affected by:

•	curtailment of the U.S. Government’s use of services providers, including curtailment due to government budget reductions and related fiscal matters; and

•	developments in Iraq or Afghanistan, or other geopolitical developments that affect demand for our services.

Finally, the government services marketplace is characterized by contracts of shorter duration as compared to large productions and systems integration programs. Services contracts may, including options, extend to ten or fifteen years, but most usually last five years or less.

A decline in or a redirection of the U.S. defense budget could result in a material decrease in our revenues, results of operations and cash flows.

Our government contracts and revenues are primarily correlated and dependent upon the U.S. defense budget which is subject to the congressional budget authorization and appropriations process. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress in future fiscal years. DoD budgets are a function of several factors beyond our control, including, but not limited to, changes in U.S. procurement policies, budget considerations, current and future economic conditions, presidential administration priorities, changing national security and defense requirements, geo-political developments and actual fiscal year congressional appropriations for defense budgets. Any of these factors could result in a significant decline in, or redirection of, current and future DoD budgets and impact our future results of operations and cash flows.

In August 2011, Congress enacted the Budget Control Act of 2011 (the “BCA”). The BCA immediately imposes spending caps that contain approximately $487 billion in reductions to the DoD base budgets over the next ten years (FY 2012 to FY 2021), compared to previously proposed DoD base budgets for the same fiscal years. An automatic sequestration process was also triggered by the BCA and becomes effective on January 3, 2013, unless modified by the enactment of new law. The sequestration process imposes additional cuts of approximately $50 billion per year to the currently proposed DoD budgets for each fiscal year beginning with FY 2013 through FY 2021.

On February 13, 2012, President Obama submitted his FY 2013 proposed budget (FY 2013 DoD Plan) to Congress. The FY 2013 DoD Plan complies with the first phase of the BCA imposed spending cuts. The FY 2013 DoD Plan reduces proposed DoD base budgets by $259 billion for FY 2013 to FY 2017, compared to the previously proposed DoD base budgets. The enacted DoD budget (base and Overseas Contingency Operations (OCO) for FY 2012 is 6% lower than the FY 2011 enacted budget. In addition, the FY 2013 DoD Plan projects a decline in the total DoD budget of 5% in FY 2013 and 6% in FY 2014, and a 2% increase in each year beginning in FY 2015 through FY 2017. The FY 2013 DoD Plan does not address or provide for the automatic sequestration process.

The declining DoD budgets will reduce funding for some of our revenue arrangements and generally will have a negative impact on our revenues, results of operations and cash flows. Additionally, the planned withdrawal of U.S. military forces from Afghanistan by the end of 2014 is expected to negatively impact our revenues related to supporting U.S. military operations in Afghanistan.

The DoD’s wide-ranging efficiencies initiative, which targets affordability and cost growth, could have a material effect on the procurement process and may adversely affect our existing contracts and the awards of new contracts.

The U.S. Government has issued guidance regarding changes to the procurement process that is intended to control cost growth throughout the acquisition cycle by developing a competitive strategy for each program. As a result, we expect to engage in more frequent negotiations and re-competitions on a cost or price analysis basis with every competitive bid in which we participate. This initiative is organized into five major areas: affordability and cost growth; productivity and innovation; competition; services acquisition; and processes and bureaucracy. Because this initiative has significantly changed the way the U.S. Government solicits, negotiates and manages its contracts, this initiative has resulted in a reduction in expenditures for services we provide to the U.S. Government. In addition, the FY 2013 DoD Plan seeks reductions in contractor support services and consolidation of enterprise IT systems as part of an effort to achieve another $60 billion of efficiency savings over the five fiscal years FY 2013 through FY 2017. These initiatives may adversely affect our existing contracts and awards of new contracts and our results of operations and cash flow.

There is intense competition for contracts in our industry and awards are frequently protested by unsuccessful bidders. Thus, we may not be able to win competitively awarded contracts and, when we win, such awards may still be delayed or cancelled, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may not be able to continue to win competitively awarded contracts. The markets in which our businesses operate are highly competitive and our government contracts are usually subject to competitive bidding. We expect increased competition because of the uncertainty of future U.S. defense budgets. Furthermore, the current competitive environment has resulted in an increase of bid protests from unsuccessful bidders, which typically extends the time until work on a contract can begin and, in some cases, can result in cancellation of the protested contract award. Additionally, some of our competitors are larger than we are and have more financial and other resources than we have. In addition, awarded contracts may not generate revenues sufficient to result in our overall profitability. We are also subject to risks associated with the substantial time, effort and experience required to prepare bids and proposals for competitively awarded contracts that may not be awarded to us.

We believe the principal points of competition in our markets are price, performance, reliability and responsiveness, domain knowledge, and reputation. Maintaining and improving our competitive position will require continued investment by us in marketing, customer service and support. We may not be successful in maintaining our competitive position. Our competitors may develop more efficient or effective methods of providing services or may adapt more quickly than we do to evolving customer requirements. Additionally, increased competition could increase pricing pressures resulting in margin decline to stay competitive. Failure to continue competing successfully could adversely affect our business, financial condition, results of operations and cash flow.

Our indefinite delivery, indefinite quantity (IDIQ) contracts are not firm orders for services, and we may generate limited or no revenue from these contracts which could adversely affect our operating performance.

Revenues from IDIQ contracts were 81%, 80% and 78% of our revenues in 2011, 2010 and 2009, respectively. IDIQ contracts are typically awarded to multiple contractors and the award of an IDIQ contract does not represent a firm order for services. Generally, under an IDIQ contract, the government is not obligated to order a minimum of services or supplies from its contractor, irrespective of the total estimated contract value. Furthermore, under a multi-award IDIQ program, the customer develops requirements for task orders that are competitively bid against all of the contract awardees. However, many contracts also permit the government customer to direct work to a specific contractor. We may not win new task orders under these contracts for various reasons, including price, past performance and responsiveness, among others, which would have an adverse effect on our operating performance and may result in additional expenses and loss of revenue. There can be no assurance that our existing IDIQ contracts will result in actual revenue during any particular period or at all.

Our government contracts contain unfavorable termination provisions and are subject to audit and modification. If a termination right is exercised by the government, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Companies engaged primarily in supplying defense-related services to U.S. Government agencies are subject to certain industry specific risks including the ability of the U.S. Government to unilaterally:

•	terminate existing contracts;

•	reduce the value of existing contracts;

•	audit our contract-related costs and fees, including allocated indirect costs;

•	control and potentially prohibit the export of our services and associated products; and

•	suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations.

All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source and could damage our reputation, and impair our ability to compete for future contracts. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and various agency Inspectors General, routinely audit and investigate our costs and performance on contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may reduce our contract related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including certain business acquisition costs, certain legal costs, most financing costs, and certain marketing expenses may not be reimbursable under U.S. Government contracts.

Our results of operations and cash flows are substantially affected by our mix of cost-plus, time-and-material and fixed-price type contracts.

Our revenues are transacted using written revenue arrangements, or contracts, which are generally cost-plus, time-and-material, or fixed-price. For a description of our revenue recognition policies, see Note 2 to our audited combined financial statements included in this Information Statement.

The table below presents the percentage of our total revenues generated from each contract-type.

	Year Ended December 31,
	2011	2010	2009
Contract-Type
Cost-plus	48%	39%	34%
Time-and-material	28%	36%	39%
Fixed-price	24%	25%	27%

Total sales	100%	100%	100%

On a cost-plus type contract (revenue arrangement), we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. Cost-plus type contracts with award fee provisions are our primary variable contract fee arrangement. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria. The table below presents our revenues from cost-plus type contracts with award fees and the percentage of available performance-based award fees we achieved for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Revenue from cost-plus contracts with award fees	$170	$267	$365
Percentage of available performance-based award fees achieved	96%	89%	95%

On a time-and-material type contract (revenue arrangement), we are paid on the basis of direct labor hours expended at specified fixed-price hourly rates (that include wages, overhead, allowable general and administrative expenses and profit) and materials at cost. Therefore, on cost-plus type and time-and-material type contracts we do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts.

On a fixed-price type service contract (revenue arrangement), we agree to perform the contractual statement of work for a predetermined sales price. Although a fixed-price type contract generally permits us to retain profits if the total actual contract costs are less than the estimated contract costs, we bear the risk that increased costs may reduce our profit or cause us to sustain losses on the contract.

If we are unable to attract and retain key management and personnel, we may become unable to operate our business effectively.

Our future success depends to a significant degree upon the continued contributions of our management, and our ability to attract and retain highly qualified management and technical personnel, including employees who have U.S. Government security clearances, particularly clearances of top-secret and above. We do not maintain any key person life insurance policies for members of our management. We face competition for management and technical personnel from other companies and organizations. Failure to attract and retain such personnel would damage our future prospects.

Goodwill represents a significant asset on our balance sheet and may become impaired.

Goodwill represents the largest asset on our balance sheet, with an aggregate balance of $904 million at December 31, 2011. We review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the accounting standards for goodwill. The annual impairment test requires us to determine the fair value of our reporting units in comparison to their carrying values. A decline in the estimated fair value of a reporting unit could result in a goodwill impairment, and a related non-cash impairment charge against earnings, if estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. As a result of a decline in their projected future cash flows, we recorded non-cash goodwill impairment charges of $77 million for the Linguist Operations & Technical Support (LOTS) reporting unit for the year ended December 31, 2011 and $172 million for LOTS and the Global Security & Engineering Solutions (GS&ES) reporting unit for the year ended December 31, 2010. The LOTS reporting unit is part of the Mission Support Services segment and the GS&ES reporting unit is part of the Professional Support Services segment. A decline in the estimated fair value of one or more of our reporting units could result in a material adverse affect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

As a U.S. Government contractor, we are subject to a number of procurement regulations and could be adversely affected by changes in regulations or any negative findings from a U.S. Government audit or investigation.

U.S. Government contractors must comply with many significant procurement regulations and other requirements. These regulations and requirements, although customary in government contracts, increase our costs of compliance and, commensurately, the cost of performance. If any such regulations or procurement requirements change, our costs of complying with them could increase and reduce our margins.

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the DCAA and Defense Contract Management Agency. These agencies review our performance under our contracts, our cost structure, our incurred costs and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate or if it believes it is in the government’s best interests during the pendency of a dispute. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

We are also, from time to time, subject to U.S. Government investigations relating to our operations, and we are subject to or expected to perform in compliance with a vast array of federal laws and regulations, including but not limited to the Truth in Negotiations Act, the False Claims Act, the Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. An indictment of the Company by a federal grand jury, or an administrative finding against us as to our present responsibility to be a U.S. Government contractor or subcontractor, could result in us being suspended for a period of time from eligibility for awards of new government contracts or task orders or in a loss of export privileges. In addition, a conviction, or an administrative finding against us that rises to the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specific term and could result in civil and/or criminal sanctions, as well as reductions of the value of contracts, contract modifications or termination and the assessment of penalties and fines, compensatory or treble damages, which could have a material adverse effect on our financial position, results of operations, or cash flows. We are also limited in our ability to provide information about our classified programs, their risks or any disputes or claims relating to these programs. Classified programs are subject to security restrictions and preclude the dissemination of information that is classified for national security purposes. As a result, investors have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business.

We are subject to the risks of current and future legal and regulatory proceedings, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We are subject to potential liability relating to claims, complaints and proceedings as well as various laws, ordinances, regulations and other requirements of government authorities in foreign countries and in the United States, any violations of which could potentially create a substantial liability for us, and also could cause harm to our reputation. Changes in laws, ordinances, regulations or other government policies, the nature, timing, and effect of which are uncertain, may significantly increase our expenses and liabilities.

From time to time, we are involved in legal proceedings that are incidental to the operation of our businesses. We may become subject to significant claims of which we are currently unaware, or the claims of which we are aware may result in our incurring a significantly greater liability than we anticipate or can estimate. Additionally, we may receive fines or penalties if a regulatory agency determines that we have failed to comply with laws, regulations or orders applicable to our business.

Misconduct, fraud or other improper activities by our employees, subcontractors, agents or business partners could also have a significant adverse impact on our business and reputation. Such misconduct could include the failure to comply with federal, state or local government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customer’s sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation. Other examples of potential misconduct include falsifying time or other records and violations of the Anti-Kickback Act. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could subject us to fines and penalties, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business, our reputation and our future results.

Although we maintain insurance policies, these policies may not be adequate to protect us from all material judgments and expenses related to current or future claims and may not cover the conduct that is the subject of the litigation. Desired levels of insurance may not be available in the future at economical prices or at all. In addition, we believe that while we have valid defenses with respect to legal matters pending against us, the results of litigation can be difficult to predict, including those involving jury trials. Accordingly, our current judgment as to the likelihood of our loss (or our current estimate as to the potential range of loss, if applicable) with respect to any particular litigation matter may turn out to be wrong. A significant judgment against us, arising out of any of our current or future legal proceedings and litigation, could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We are subject to risks associated with operating internationally.

Our business operations are subject to a variety of risks associated with conducting business internationally, including:

•	Changes in or interpretations of foreign laws or policies that may adversely affect the performance of our services;

•	Political instability in foreign countries;

•	Imposition of inconsistent laws or regulations;

•	Conducting business in places where laws, business practices and customs are unfamiliar or unknown;

•	Imposition of limitations on or increase of withholding and other taxes on payments by foreign subsidiaries or joint ventures; and

•	Compliance with a variety of U.S. laws, including the U.S. Foreign Corrupt Practices Act and U.S. export control regulations, by us or subcontractors.

Any violation related to the foregoing could result in substantial fines, disgorgement, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Although such risks have not significantly impacted our business to date, we do not know the impact that these regulatory, geopolitical and other factors could have on our business in the future.

Our business could be negatively impacted by security threats and other disruptions.

As a U.S. defense contractor, we face various security threats, including cyber security attacks to our information technology infrastructure, attempts to gain access to our proprietary or classified information as well as threats to the physical security of our facilities and employees. Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent disruptions in mission critical systems, the unauthorized release of confidential information and corruption of data. Accordingly, any significant operational delays, or any destruction, manipulation or improper use of our data, information systems or networks could adversely affect our financial results and damage the reputation for our services.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

We may be responsible for U.S. federal income tax liabilities that relate to the distribution.

L-3 received the IRS Ruling stating that L-3 and its shareholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the spin-off, except to the extent of cash received in lieu of fractional shares. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. Receipt of the IRS Ruling and opinion of tax counsel will satisfy a condition to completion of the spin-off. The IRS Ruling, while generally binding upon the IRS, is based on certain factual statements and representations. If any such factual statements or representations are incomplete or untrue in any material respect, or if the facts on which the IRS Ruling is based are materially different from the facts at the time of the spin-off, the IRS could modify or revoke the IRS Ruling retroactively.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of tax counsel. An opinion of tax counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter tax counsel’s conclusions.

L-3 is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the opinion of tax counsel to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the opinion will be based, to be materially different from the facts at the time of the spin-off. If, notwithstanding the receipt of the IRS ruling and the opinion of tax counsel, the IRS were to determine the spin-off to be taxable, L-3 would recognize a substantial tax liability.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to L-3 (but not to L-3 shareholders) pursuant to Section 355(e) of the Code if there are one or more acquisitions (including issuances) of the stock of either us or L-3, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability may have a material adverse effect on both our and L-3’s business, financial condition, results of operations or cash flows.

We will agree not to enter into any transaction that could cause any portion of the spin-off to be taxable to L-3, including under Section 355(e). Pursuant to the Tax Matters Agreement, we will also agree to indemnify L-3 for any tax liabilities resulting from such transactions, and L-3 will agree to indemnify us for any tax liabilities resulting from such transactions entered into by L-3. In addition, under U.S. Treasury regulations, each member of the L-3 consolidated group at the time of the spin-off (including us and our subsidiaries) would be severally liable for the resulting U.S. Federal income tax liability if all or a portion of the spin does not qualify as a tax-free transaction. These obligations may discourage, delay or prevent a change of control of our company. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Our financial results previously were included within the consolidated results of L-3, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal control over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.

We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this Information Statement has been derived from L-3’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. L-3 did not account for us, and we were not operated, as a single stand-alone entity for the periods presented even if we represented an important business in L-3’s historical consolidated financial statements. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of L-3, we cannot assure you that as a stand-alone company our profits will continue at a similar level.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, reduced regulatory constraints in the pursuit of business opportunities, the alignment of our cost structure with our business objectives and improved management incentive tools. However, by separating from L-3, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of L-3. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers and suppliers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business, financial condition, results of operations and cash flows.

We expect to incur new indebtedness at or prior to consummation of the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our business, financial condition or results of operations.

We have historically relied upon L-3 for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, we will not be able to rely on the earnings, assets or cash flow of L-3, and we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital. In connection with the spin-off, we expect to incur borrowings of $345 million and distribute $335 million of the proceeds of such indebtedness to L-3. We expect to incur higher debt servicing costs on the new indebtedness than we would have incurred otherwise as a subsidiary of L-3 and/or not have access to other less expensive sources of capital from short-term debt markets.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the spin-off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

In addition, we may increase our debt or raise additional capital following the spin-off, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for L-3 under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify L-3 for that tax. See “—We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.”

We expect that the debt agreements that will be entered into in connection with the spin-off could impair our ability to finance our future operations and, if we are unable to meet any financial ratios therein, could cause our expected debt to be accelerated.

We expect that our debt agreements will contain a number of significant covenants that, among other things, will restrict our ability to:

•	sell assets;

•	incur more indebtedness;

•	repay certain indebtedness;

•	make certain investments or business acquisitions;

•	make certain capital expenditures;

•	engage in business mergers or consolidations; and

•	engage in certain transactions with subsidiaries and affiliates.

These restrictions could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. In addition, certain of those debt agreements could also require us to maintain compliance with certain financial ratios, including those relating to earnings before interest, taxes, depreciation and amortization and consolidated indebtedness. Our ability to comply with these ratios and covenants may be affected by events beyond our control. A breach of any of those expected debt agreements or our inability to comply with the required financial ratios or covenants included therein could result in a default under those debt agreements. In the event of any such default, the lenders under those debt agreements could elect to:

•	declare all outstanding debt, accrued interest and fees to be due and immediately payable; and

•	require us to apply all of our available cash to repay our outstanding senior debt.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the spin-off left L-3 insolvent or with unreasonably small capital or that L-3 intended or believed it would incur debts beyond its ability to pay such debts as they mature and that L-3 did not receive fair consideration or reasonably equivalent value in the spin-off. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to L-3, voiding our liens and claims against L-3, or providing L-3 with a claim for money damages against us in an amount equal to the difference between the consideration received by L-3 and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that L-3 was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

Under the Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the spin-off. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by L-3 should L-3 fail to pay or perform its retained obligations. See “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off—Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreements and any other agreements, will be negotiated in the context of our separation from L-3 while we are still part of L-3. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among L-3 and us. We may have received better terms under the agreements related to the spin-off from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off.”

We may incur greater costs as an independent company than we did when we were part of L-3.

As part of L-3, we could take advantage of L-3’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on L-3 to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by L-3 that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

Risks Relating to Our Common Stock

You face the following risks in connection with ownership of our common stock:

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We intend to list our common stock on the NYSE. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	the sale of our shares by some L-3 shareholders after the distribution because our business profile and market capitalization may not fit their investment objectives;

•	changes in DoD budget levels and procurement priorities;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	wins and losses on contract re-competitions and new business pursuits;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the defense industry, including changing priorities or reductions in the U.S. Government defense budget;

•	the availability of government funding and changes in customer requirements for our products and services;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	fluctuations in the budget of federal, state and local governmental entities around the world;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that L-3 distributes to its shareholders generally may be sold immediately in the public market. It is possible that some L-3 shareholders, which could include some of our larger shareholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.

We do not plan to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock in the future.

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on L-3 common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on L-3 common stock prior to the spin-off.

Additionally, indebtedness that we expect to incur in connection with the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements. In addition, the terms of the agreements governing new debt that we expect to incur at or prior to the spin-off or that we may incur in the future may limit the payment of dividends.

Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

Prior to completion of the spin-off, we will adopt the amended and restated certificate of incorporation and the amended and restated bylaws. Certain provisions of the amended and restated certificate of incorporation and the amended and restated bylaws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, the amended and restated certificate of incorporation and the amended and restated bylaws, among other things, provide for a classified board and require advance notice for shareholder proposals and nominations. In addition, the amended and restated certificate of incorporation authorizes our Board of Directors to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Delaware law also imposes some restrictions on mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested shareholder. See “Description of Capital Stock.”

Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of Engility common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to L-3. We will also agree to indemnify L-3 for any tax resulting from any such transactions. Generally, L-3 will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Information Statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from L-3, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this Information Statement. We do not have any intention or obligation to update forward-looking statements after we distribute this Information Statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On July 12, 2011, the Board of Directors of L-3 approved a plan to spin-off Engility from L-3, following which Engility will be an independent, publicly traded company. As part of the spin-off, L-3 will effect an internal reorganization in order to properly align the appropriate businesses within Engility, which we refer to as the “internal reorganization.”

To complete the spin-off, L-3 will, following the internal reorganization, distribute to its shareholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is expected to be July 17, 2012. Each holder of L-3 common stock will receive one share of our common stock for every six shares of L-3 common stock held on July 16, 2012, the record date. After completion of the spin-off:

•

we will be an independent, publicly traded company (NYSE: EGL), and will own and operate the Systems Engineering and Technical Assistance (SETA) and training and operational support services businesses that are currently part of L-3’s Government Services segment; and

•

L-3 will continue to be an independent, publicly traded company (NYSE: LLL) and continue to own and operate its C3ISR (Command, Control, Communications, Intelligence, Surveillance and Reconnaissance) systems; Aircraft Modernization and Maintenance; Electronic Systems; and National Security Solutions businesses.

Each holder of L-3 common stock will continue to hold his, her or its shares in L-3. No vote of L-3’s shareholders is required or is being sought in connection with the spin-off, and L-3’s shareholders will not have any appraisal rights in connection with the spin-off, including the internal reorganization.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, L-3 has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of L-3 determines, in its sole discretion, that the spin-off is not then in the best interests of L-3 or its shareholders, that a sale or other alternative is in the best interests of L-3 or its shareholders or that it is not advisable for us to separate from L-3 at that time. See “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

L-3’s Board of Directors has determined that the spin-off is in the best interests of L-3 and its shareholders because the spin-off will provide the following key benefits:

•

Reduce Regulatory Constraints in the Pursuit of Business Opportunities. Under the organizational conflicts of interest (“OCI”) regulations, when a company has provided SETA services for a particular U.S. Government program, it may be prohibited from selling products to the U.S. Government under the same program. The spin-off will allow Engility to expand the addressable market for its Professional Support Services businesses that were previously constrained by OCI regulations.

•

Align Cost Structure with Business Objectives. Critical to winning share in our addressable markets will be our ability to develop and maintain a streamlined operating structure. As a pure SETA and support services business, Engility will be able to reduce overhead and better direct its selling, general and administrative expenses structure and capital investments to position it to capture market share.

•

Improved Management Incentive Tools. As an independent company, Engility will be able to better structure and incentivize its current and future employees through direct participation in the performance of the company through new equity compensation plans.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among us and L-3.

Internal Reorganization

As part of the spin-off, L-3 will undergo an internal reorganization that will, among other things and subject to limited exceptions: (i) allocate and transfer to Engility and its subsidiaries those assets, and allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities and (ii) allocate, transfer and assign, as applicable, those assets and liabilities in respect of other current and former businesses and activities of L-3 and its current and former subsidiaries.

The diagram below shows the structure of L-3’s government services businesses, simplified for illustrative purposes only, prior to the internal reorganization and distribution:

The internal reorganization will be effected by a series of actions, including the following:

•

Engility Corporation, a wholly-owned indirect subsidiary of L-3, will raise approximately $345 million of indebtedness and distribute $335 million of the proceeds of such indebtedness to L-3 Communications Corporation, a wholly-owned subsidiary of L-3. See “Description of Material Indebtedness”;

•	Engility Corporation will distribute all of the issued and outstanding shares of L-3 Domestic Holdings, Inc. to L-3 Communications Corporation;

•

L-3 Communications Corporation will contribute all of the issued and outstanding shares of Engility Corporation and International Resources Group Ltd., an indirect wholly-owned subsidiary of L-3, to Engility Holdings, Inc.;

•	Engility Holdings, Inc. will contribute all of the issued and outstanding shares of International Resources Group Ltd., to Engility Corporation;

•	L-3 Communications Corporation will distribute all of the issued and outstanding shares of Engility Holdings, Inc. to L-3.

To complete the spin-off, L-3 will, following the internal reorganization, distribute to its shareholders all of the outstanding shares of Engility common stock. On the distribution date, Engility Services Inc., a wholly-owned indirect subsidiary of Engility, will merge with Engility Corporation, with Engility Corporation being the surviving corporation.

Distribution of Shares of Our Common Stock

Under the Distribution Agreement, the distribution will be effective as of 5:00 p.m., New York time, on July 17, 2012, the distribution date. As a result of the spin-off, on the distribution date, each holder of L-3 common stock will receive one share of our common stock for every six shares of L-3 common stock that he, she or it owns as of July 16, 2012, the record date.

The diagram below shows the structure of Engility, simplified for illustrative purposes only, after completion of the spin-off:

On the distribution date, L-3 will release the shares of our common stock to our distribution agent to distribute to L-3 shareholders. For most of these L-3 shareholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these shareholders, including any L-3 shareholder that holds physical share certificates of L-3 common stock and is the registered holder of such shares of L-3 common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareholders who own L-3 common stock through a broker or other nominee, their shares of our common stock will be credited to these shareholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to issue shares of our common stock to L-3 shareholders or their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, shareholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

L-3 shareholders will not be required to make any payment or surrender or exchange their shares of L-3 common stock or take any other action to receive their shares of our common stock. No vote of L-3 shareholders is required or sought in connection with the spin-off, including the internal reorganization, and L-3 shareholders have no appraisal rights in connection with the spin-off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to L-3 shareholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which L-3 shareholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to L-3 shareholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally result in a taxable gain or loss to the recipient shareholder. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “—U.S. Federal Income Tax Consequences of the Spin-Off.”

U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. Federal income tax consequences of the spin-off. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not address the consequences to L-3 shareholders subject to special treatment under the U.S. Federal income tax laws (including, for example, non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation).

L-3 SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR U.S. TAX LAWS OTHER THAN THOSE RELATING TO INCOME TAXES AND OF CHANGES IN APPLICABLE TAX LAWS.

As a condition to the spin-off, L-3 received the IRS Ruling substantially to the effect that, among other things, the distribution of our common stock, together with certain related transactions, will qualify under Section 355 of the Code as a tax-free spin-off to the holders of L-3 common stock, except to the extent of cash received in lieu of fractional shares and will be tax-free to L-3. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to receive tax-free treatment under Section 355 of the Code upon which the IRS will not rule. Assuming the distribution qualifies under Section 355 of the Code as tax-free:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of L-3 common stock upon their receipt of shares of our common stock in the distribution;

•

the basis of L-3 common stock immediately before the distribution will be allocated between the L-3 common stock and our common stock received in the distribution, in proportion with relative fair market values at the time of the distribution;

•

the holding period of our common stock received by each L-3 shareholder will include the period during which the shareholder held the L-3 common stock on which the distribution is made, provided that the L-3 common stock is held as a capital asset on the distribution date;

•

any cash received in lieu of fractional share interests in our common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be capital gain or loss if the L-3 common stock on which the distribution is made is held as a capital asset on the distribution date; and

•	no gain or loss will be recognized by L-3 upon the distribution of our common stock.

U.S. Treasury regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. Federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Shortly after the distribution, L-3 will provide shareholders who receive our common stock in the distribution with the information necessary to comply with that requirement, as well as information to help shareholders allocate their stock basis between their L-3 common stock and the Engility common stock.

The IRS Ruling is, and the opinion of tax counsel will be, conditioned on the truthfulness and completeness of certain factual statements and representations provided by L-3 and us. If those factual statements and representations are incomplete or untrue in any material respect, the IRS Ruling could become inoperative and tax counsel’s conclusions may be altered. L-3 and we have reviewed the statements of fact and representations on which the IRS Ruling is, and the opinion of tax counsel will be, based, and neither L-3 nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Each of L-3 and us have agreed to some restrictions on our future actions to provide further assurance that the distribution will qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of tax counsel. An opinion of tax counsel is not binding on the IRS. Accordingly, on audit the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion.

If the distribution does not qualify under Section 355 of the Code, each holder of L-3 common stock receiving our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a taxable dividend to the extent of the shareholder’s pro rata share of L-3’s current and accumulated earnings and profits;

•	a reduction in the shareholder’s basis in L-3 common stock to the extent the amount received exceeds such shareholder’s share of earnings and profits;

•	taxable gain from the exchange of L-3 common stock to the extent the amount received exceeds both the shareholder’s share of earnings and profits and the shareholder’s basis in L-3 common stock; and

•	basis in our stock equal to its fair market value on the date of the distribution.

Under certain circumstances L-3 would recognize taxable gain on the distribution. These circumstances would include the following:

•	the distribution does not qualify as tax-free under Section 355 of the Code; and

•

there are one or more acquisitions (including issuances) of either our stock or the stock of L-3, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock or the stock of L-3 within two years before or after the distribution (with exceptions, including public trading by less-than-5% shareholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

The amount of such gain would result in a significant federal income tax liability to L-3.

We will agree to indemnify L-3 for any tax liabilities of L-3 resulting from the distribution under certain circumstances. Our obligation to indemnify L-3 may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of the L-3 consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on both our and L-3’s business, financial condition, results of operations or cash flows.

The preceding summary of certain anticipated U.S. Federal income tax consequences of the spin-off is for general informational purposes only. L-3 shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately 355 record holders of shares of our common stock and approximately 16 million shares of our common stock outstanding, based on the number of shareholders and outstanding shares of L-3 common stock on June 1, 2012. The figures exclude shares of L-3 common stock held directly or indirectly by L-3, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of outstanding options, repurchases of shares of L-3 common stock, and issuances of shares of L-3 common stock in respect of employer or employee contributions under L-3’s benefit plans between the date the L-3 Board of Directors declares the dividend for the distribution and the record date for the distribution.

For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off—Employee Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with L-3 to effect the spin-off and provide a framework for our relationship with L-3 after the spin-off. These agreements will govern the relationship between us and L-3 after completion of the spin-off and provide for the allocation between us and L-3 of L-3’s assets, liabilities, rights and obligations. See “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to L-3 shareholders on the distribution date. Any L-3 shareholder who owns shares of L-3 common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. L-3 shareholders may trade this entitlement to shares of our common stock, without the shares of L-3 common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “EGL”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in L-3 common stock: a “regular-way” market and an “ex-distribution” market. Shares of L-3 common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of L-3 common stock are sold in the regular-way market up to and including the distribution date, the selling shareholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if L-3 shareholders own shares of L-3 common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling shareholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Incurrence of Debt

It is anticipated that, prior to the completion of the spin-off, we will incur indebtedness in an amount estimated at $345 million and distribute $335 million of the proceeds of such indebtedness to L-3. The distribution to L-3 will provide L-3 with funds to partially offset the loss of future cash flows it would have realized from us if not for the spin-off transaction. The amount of pre-spin debt to be incurred by us will be based on our judgment as to the proper capital structure and leverage for us as a stand-alone entity. See “Description of Material Indebtedness.”

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 5:00 p.m., New York time, on July 17, 2012, the distribution date, provided that the following conditions shall have been satisfied or waived by L-3:

•

our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the L-3 shareholders;

•	Engility common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•

L-3 shall have obtained an opinion from its tax counsel, in form and substance satisfactory to L-3, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as a reorganization under Section 355 of the Code upon which the IRS will not rule;

•

L-3 shall have obtained a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to L-3, and such ruling shall remain in effect as of the distribution date, to the effect, among other things, that the distribution, together with certain related transactions, will qualify as a reorganization under Section 355 of the Code;

•

Prior to the distribution date, L-3’s Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to L-3, with respect to the capital adequacy and solvency of Engility;

•	all regulatory approvals and other consents necessary to consummate the distribution shall have been received;

•

no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event outside the control of L-3 shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•

no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of L-3, would result in the distribution having a material adverse effect on L-3 or its shareholders;

•	the financing transactions described in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•	the internal reorganization shall have been completed, except for such steps as L-3 in its sole discretion shall have determined may be completed after the distribution date;

•

L-3 shall have taken all necessary action, in the judgment of the Board of Directors of L-3, to cause the Board of Directors of Engility to consist of the individuals identified in this Information Statement as directors of Engility;

•

all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and amended and restated bylaws filed by Engility with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	the Board of Directors of L-3 shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•

each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreements and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on L-3’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. L-3 has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of L-3 determines, in its sole discretion, that the spin-off is not then in the best interests of L-3 or its shareholders or other constituents, that a sale or other alternative is in the best interests of L-3 or its shareholders or other constituents or that it is not advisable for Engility to separate from L-3 at that time.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to L-3’s shareholders that are entitled to receive shares of our common stock in the spin-off. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither L-3 nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of L-3 common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of L-3 common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NYSE under the ticker symbol “EGL”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in L-3 common stock: a “regular-way” market and an “ex-distribution” market. Shares of L-3 common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of L-3 common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of L-3 common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the water technology industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock.”

Transferability of Shares of Our Common Stock

On March 30, 2012, L-3 had 98,190,977 shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately 16 million shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own less than one percent of our shares. In addition, individuals who are affiliates of L-3 on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this Information Statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based compensation plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences applicable law and such other factors as our Board of Directors may deem relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on L-3 common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on L-3 common stock prior to the spin-off.

CAPITALIZATION

The following table presents Engility’s historical capitalization at March 30, 2012 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in the notes to our unaudited pro forma condensed combined balance sheet as if the spin-off and the related transactions and events, including our financing transaction, had occurred on March 30, 2012. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Engility’s historical combined financial statements, our unaudited pro forma condensed combined financial statements and the notes to those financial statements included elsewhere in this Information Statement.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of March 30, 2012
	Historical	Pro Forma
(in millions)
Cash and cash equivalents(1)	$11	11

Capitalization:

Liabilities
Revolving credit facility	$—	$10
Term loan facility	—	335

Total debt	$—	$345

Equity
Common stock ($0.01 par value)	$—	$—
Additional paid in capital	—	690
Parent company investment(1)	1,099	—
Noncontrolling interest	11	11

Total equity	$1,110	$701

Total capitalization	$1,110	$1,046

(1)	Historically, cash received by us has been transferred to L-3, and L-3 has funded our disbursement accounts on an as-needed basis. The net effect of transfers of cash to and from the L-3 cash management accounts are reflected in parent company investment in the combined balance sheets.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL AND OTHER DATA

The following table presents the selected historical condensed combined financial data for Engility. The condensed combined statement of operations data for each of the years in the three-year period ended December 31, 2011 and the condensed combined balance sheet data as of December 31, 2011 and 2010 set forth below are derived from Engility’s audited combined financial statements included in this Information Statement. The condensed combined statement of operations data for the quarterly periods ended March 30, 2012 and April 1, 2011 and the condensed combined balance sheet data as of March 30, 2012 are derived from Engility’s unaudited condensed combined financial statements included elsewhere in this Information Statement. The condensed combined balance sheet data as of December 31, 2009 is derived from Engility’s audited combined financial statements and the condensed combined balance sheet data as of April 1, 2011 are derived from Engility’s unaudited condensed combined financial statements that are not included in this Information Statement. The condensed combined statement of operations data for the years ended December 31, 2008 and 2007 and the condensed combined balance sheet data as of December 31, 2008 and 2007 are derived from Engility’s unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The selected historical condensed combined financial data presented below should be read in conjunction with Engility’s combined financial statements and accompanying notes and “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. Engility’s condensed combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off. See “Unaudited Pro Forma Condensed Combined Financial Statements” for a further description of the anticipated changes.

	As of and for the quarter ended			As of and for the year ended December 31,
(in millions)	March 30, 2012(1)		April 1, 2011(1)	2011(1)		2010(1)	2009(1)	2008(1)	2007(1)
Statement of Operations Data
Revenues	$449		$591	$2,180		$2,521	$2,658	$2,882	$2,958
Cost of revenues, including selling, general and administrative expenses	423	(2)	544	2,005	(2)	2,280	2,403	2,608	2,692
Goodwill impairment	—		—	77	(3)	172 (4)	—	—	—
Operating income	26		47	98		69	255	274	266
Income before income taxes	26		47	98		68	255	276	270
Provision for income taxes	11		18	69		75	102	108	104
Net income (loss)	15		29	29		(7)	153	168	166
Net income (loss) attributable to Engility	14		28	26		(9)	152	168	166

Balance Sheet Data
Working capital	$208		$228	$187		$220	$259	$259	$270
Goodwill	904		981	904		981	1,153	1,148	1,109
Total assets	1,511		1,668	1,503		1,666	1,858	1,979	1,995
Long-term debt	—		—	—		—	—	—	—
Total equity	1,110		1,228	1,093		1,227	1,422	1,501	1,508

(1)	Our results of operations presented within this Information Statement and within this table include the global security solutions business, which has been historically managed by us but will be transferred to L-3 in connection with the spin-off. The following table presents select statement of operations data for the global security solutions business.

	For the quarter ended		For the year ended December 31,
(in millions)	March 30, 2012	April 1, 2011	2011	2010	2009	2008	2007
Revenues	$18	$28	$109	$147	$96	$137	$93
Operating (loss) income	(1)	—	2	(2)	(9)	—	(4)

(2)	Cost of revenues include $6 million and $9 million of transaction expenses recorded in connection with the spin-off for the quarter ended March 30, 2012 and the year ended December 31, 2011, respectively.

(3)	The year ended December 31, 2011 includes a non-cash goodwill impairment charge of $77 million ($77 million after income taxes) due to a decline in the estimated fair value of our LOTS reporting unit.

(4)	The year ended December 31, 2010 includes non-cash goodwill impairment charges amounting to $172 million ($154 million after income taxes) due to a decline in the estimated fair values of our GS&ES and LOTS reporting units.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of operations for the quarter ended March 30, 2012 and the year ended December 31, 2011, and an unaudited pro forma condensed combined balance sheet as of March 30, 2012, which have been derived from our historical combined financial statements which are included in this Information Statement.

The following unaudited pro forma condensed combined financial statements give effect to the spin-off of our businesses from L-3, including: (1) the distribution of approximately 16 million shares of Engility common stock by L-3 to its shareholders, (2) the incurrence of indebtedness of $345 million, (3) a $335 million distribution to L-3, (4) the transfer of the global security solutions business unit to L-3, (5) the transactions contemplated by the Distribution Agreement and related separation agreements, and (6) an estimated tax rate of 38.3% based on the blended federal and state statutory income tax rates. The unaudited pro forma condensed combined statement of operations data presented for the quarter ended March 30, 2012 and year ended December 31, 2011 assumes the spin-off and related transactions occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet assumes the spin-off and related transactions occurred on March 30, 2012. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our separation from L-3, and for purposes of the statements of operations, are expected to have a continuing impact on us.

Our historical combined statements of operations include costs allocated to us by L-3 for corporate functions performed on our behalf such as treasury, tax, accounting, legal, internal audit, human resources, investor relations, procurement and corporate governance activities. We may incur certain incremental costs as a stand-alone public company as compared to the costs historically allocated to us by L-3, but we expect that the costs required for us to operate Engility as a stand-alone public company will approximate the amount allocated to us by L-3. In addition, L-3 has incurred approximately $6 million ($4 million after income taxes) and $9 million ($7 million after income taxes) of non-recurring transaction and separation costs for the quarter ended March 30, 2012 and the year ended December 31, 2011, respectively, primarily for audit, accounting, tax, investment banking and legal services. We have adjusted the accompanying unaudited pro forma condensed combined statement of operations to remove these costs because they are not expected to have a continuing impact on our operating results. L-3 expects to incur approximately an additional $23 million ($16 million after income taxes) of these non-recurring separation costs through the date of separation of which we expect to pay $15 million. We also expect to spend approximately $30 million to $40 million on separation costs, of which, approximately $22 million ($16 million after taxes) is expected to be included in our statement of operations within 12 months after we separate from L-3. These costs primarily relate to:

•	Streamlining our information technology environment;

•	Setting up our shared services center;

•	Severance costs;

•	Outside legal, accounting, consulting and similar costs;

•	Recruiting and relocation costs associated with hiring new key senior management personnel; and

•	Establishing our new brand in the marketplace.

We have not recorded pro forma adjustments to the accompanying unaudited pro forma condensed combined statement of operations for these additional non-recurring separation costs because they are not expected to have a continuing impact on our operating results. Furthermore, due to the scope and complexity of these activities, the amount we ultimately spend could increase or decrease materially and the timing of these expenditures could change.

The unaudited pro forma condensed combined financial statements should be read in conjunction with our audited combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the spin-off and related transactions been completed on the dates assumed. The unaudited pro forma condensed combined financial statements also may not be indicative of our future results of operations or financial position as an independent, publicly-traded company.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

QUARTER ENDED MARCH 30, 2012

	Historical	Financing Adjustments		Transfer Global Security Solutions Business to L-3(1)	Other Pro forma Adjustments(3)	Pro forma
	(In millions, except per share amounts)
Revenues	$449	$—		$(18)	$—	$431
Costs and expenses, including selling, general and administrative expenses	423	—		(19)	(6)	398

Operating income	26	—		1	6	33
Interest expense	—	6	(2)	—	—	6

Income before income taxes	26	(6)		1	6	27
Provision for income taxes	11	(2	)(2)	—	2	11

Net income	$15	$(4)		$1	$4	$16
Less: Net income attributable to noncontrolling interest	1	—		—	—	1

Net income attributable to Engility	$14	$(4)		$1	$4	$15

Basic earnings per share:						$0.91
Diluted earnings per share:						$0.90
Weighted average number of shares outstanding:
Basic						16.5	(4)
Diluted						16.7	(4)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

	Historical	Financing Adjustments		Transfer Global Security Solutions Business to L-3(1)	Other Pro forma Adjustments(3)	Pro forma
	(In millions, except per share amounts)
Revenues	$2,180	$—		$(109)	$—	$2,071
Costs and expenses, including selling, general and administrative expenses:
Cost of revenues	2,005	—		(107)	(9)	1,889
Goodwill impairment	77	—		—	—	77

Total costs and expenses	2,082	—		(107)	(9)	1,966

Operating income	98	—		(2)	9	105
Interest expense	—	22	(2)	—	—	22

Income before income taxes	98	(22)		(2)	9	83
Provision for income taxes	69	(8	)(2)	(1)	2	62

Net income	$29	$(14)		$(1)	$7	$21
Less: Net income attributable to noncontrolling interest	3	—		—	—	3

Net income attributable to Engility.	$26	$(14)		$(1)	$7	$18

Basic earnings per share:						$1.03
Diluted earnings per share:						$1.02
Weighted average number of shares outstanding:
Basic						17.4	(4)
Diluted						17.6	(4)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 30, 2012

	Historical	Financing Adjustments		Transfer Global Security Solutions Business to L-3(1)	Other pro forma adjustments		Pro forma
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$11	$335	(5)	$—	$(335	)(6)	$11
Receivables, net	431	—		(26)	—		405
Other current assets	36	—		(14)	—		22

Total current assets	478	335		(40)	(335)		438

Property, plant and equipment, net	12	—		—	—		12
Goodwill	904	—		(53)	—		851
Identifiable intangible assets, net	111	—		(11)	—		100
Other assets	6	10	(5)	—	—		16

Total assets	$1,511	$345		$(104)	$(335)		$1,417

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$55	$—		$(8)	$—		$47
Accrued employment costs	78	—		(2)	—		76
Accrued expenses	65	—		(2)	—		63
Advance payments and billings in excess of costs incurred	31	—		—	—		31
Deferred income taxes	21	—		(7)	—		14
Other current liabilities	20	—		(1)	—		19

Total current liabilities	270	—		(20)	—		250

Deferred income taxes	42	—			—		42
Income taxes payable	59	—		—	—		59
Other liabilities	30	—		(10)	—		20
Revolving credit facility	—	10	(5)	—	—		10
Term loan facility	—	335	(5)	—	—		335

Total liabilities	401	345		(30)	—		716

Commitments and contingencies
Equity:
Common stock (par value $0.01)	—	—		—	—	(7)	—
Additional paid-in-capital	—	—		—	1,025	(7)	690
					(335	)(6)
Parent company investment	1,099	—		(74)	(1,025	)(7)	—
Noncontrolling interest	11	—		—			11

Total equity	1,110	—		(74)	(335)		701

Total liabilities and equity	$1,511	$345		$(104)	$(335)		$1,417

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1)	These adjustments reflect the transfer of the results of operations and financial position of the global security solutions business to L-3. The global security solutions business had been historically managed by us, but will be transferred to L-3 as part of its National Security Solutions business in connection with the spin-off. The pro forma adjustments related to the global security solutions business were tax effected using an estimated tax rate of 38.3% based on the blended federal and state statutory income tax rates.

(2)	The adjustment to our historical interest expense for the quarter ended March 30, 2012 and the year ended December 31, 2011 to give effect to $335 million of borrowings under the term loan facility and $10 million of borrowings under the revolving credit facility in connection with the spin-off is presented below.

	Quarter ended March 30, 2012	Year ended December 31, 2011
Interest on $345 million of borrowings	$5	$20
Amortization of deferred issue costs	1	2

Total pro forma adjustments to interest expense	$6	$22

The adjustments for borrowings are based on an interest rate of 5.75%, which reflects the initial variable interest rate on the term loan facility and the revolving credit facility, and were tax effected using an estimated tax rate of 38.3% based on the blended federal and state statutory income tax rates. For each  1/8% change in the applicable interest rate in excess of the LIBOR floor (which is approximately 80 basis points higher than current LIBOR), pro forma interest expense would change by approximately $0.4 million on an annual basis.

(3)	The adjustment to cost of revenues removes separation costs incurred by L-3 during the quarter ended March 30, 2012 and the year ended December 31, 2011 that are directly related to the spin-off. These costs were allocated to us from L-3 and are included in our historical results of operations. The pro forma adjustment related to the separation costs was tax effected using an estimated tax rate of 38.3%, based on the blended federal and state statutory income tax rates, after excluding approximately $2 million and $3 million for the quarter ended March 30, 2012 and the year ended December 31, 2011, respectively, of non-deductible costs in accordance with U.S. Federal income tax rules regarding transaction costs incurred to facilitate a spin-off.

The summary of transaction costs allocated to us from L-3 is presented in the table below.

	Quarter Ended March 30, 2012	Year Ended December 31, 2011
Audit fees	$1	$6
Investment banking fees	2	—
Legal fees	1	2
Tax related fees	2	1

Total spin-off transaction costs	$6	$9

(4)	The pro forma basic and diluted weighted average shares outstanding were based on the weighted average number of L-3 common shares outstanding for the quarter ended March 30, 2012 and the year ended December 31, 2011, respectively, adjusted for an assumed distribution ratio of one share of Engility common stock for every six L-3 common shares. Pro forma weighted average diluted shares outstanding reflect potential common shares from L-3 equity plans, which our employees participate in, based on the assumed one-to-six distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment between us and L-3, we believe the estimate provides a reasonable approximation of the future dilutive impact of Engility equity plans.

(5)	The adjustment to cash and cash equivalents reflects borrowings of $325 million under the term loan facility, net of debt issuance costs of $10 million, and $10 million of borrowings under the revolving credit facility. The debt issuance costs are capitalized as other assets and are amortized over five years, the term of the term loan facility.

The target outstanding balance of borrowings at the time of separation will be determined by senior management based on a review of a number of factors including credit ratings consideration, forecasted liquidity and capital requirements, expected operating results, and general economic conditions. Cash on hand following the spin-off is expected to be used for general corporate purposes.

(6)	The adjustment to cash and cash equivalents reflects the distribution to L-3 of $335 million based upon the anticipated post-separation capital structure.

(7)	The adjustment to common stock, additional-paid-in capital and parent company investment represents: (1) elimination of $1,025 million of parent company investment, (2) $335 million distribution to L-3, and (3) establishment of our capital structure. For purposes of these unaudited pro forma condensed combined financial statements, we used approximately 16 million shares of our common stock at a par value of $0.01 per share determined using the one-to-six distribution ratio to L-3’s 98,190,977 common shares outstanding at March 30, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited historical combined financial statements, the unaudited condensed combined financial statements and the notes thereto included in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Special Note About Forward-Looking Statements.” The financial information discussed below and included in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution. Unless the context otherwise requires, references in this Information Statement to “Engility Holdings, Inc.,” “Engility,” “we,” “us,” “our” and “our company” refer to L-3’s systems engineering and technical assistance (SETA), training and operational support services businesses. References in this Information Statement to “L-3” or “parent” refer to L-3 Communications Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

Financial Section Roadmap

Management’s discussion and analysis (MD&A) can be found on pages 52 to 74 and the financial statements and related notes can be found on beginning on page F-1 of this Information Statement. The following table is designed to assist in your review of MD&A.

Topic	Location
Separation from L-3	Page 53
Overview and Outlook:
Engility’s Business	Page 53
Industry Considerations	Page 54
Key Performance Measures	Page 55
Results of Operations, including business segments	Page 58
Liquidity and Capital Resources:
Current Liquidity	Page 67
Future Liquidity	Page 67
Statement of Cash Flows	Page 68
Contractual Obligations	Page 69
Off Balance Sheet Arrangements	Page 70
Quantitative and Qualitative Disclosures About Market Risk	Page 70
Legal Proceedings and Contingencies	Page 70
Critical Accounting Policies:
Goodwill and Identifiable Intangible Assets	Page 71
Valuation of Deferred Income Tax Assets and Liabilities	Page 74
Liabilities for Pending and Threatened Litigation	Page 74
New Accounting Standards Implemented	Page 74

Separation from L-3

On July 12, 2011, the Board of Directors of L-3 approved a plan to spin-off part of L-3’s Government Services segment into a new company named Engility Holdings, Inc., following which Engility will be an independent, publicly traded company. Before our spin-off from L-3, we will enter into a Distribution Agreement and several other agreements with L-3 related to the spin-off. These agreements will govern the relationship between us and L-3 after completion of the spin-off and provide for the allocation between us and L-3 of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements for transition services to be provided by L-3 to Engility and vice versa. See “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off”. To complete the spin-off, L-3 will distribute to its shareholders all of the outstanding shares of Engility common stock. After completion of the spin-off, Engility will own and operate the SETA, training and operational support services businesses, of L-3’s Government Services segment, with L-3 retaining the cyber security, intelligence, enterprise information technology, and security solutions businesses of its Government Services segment.

The distribution of Engility common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, L-3 has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of L-3 determines, in its sole discretion, that the spin-off is not in the best interests of L-3 or its shareholders, that a sale or other alternative is in the best interest of L-3 or its shareholders, or that market conditions or other circumstances are such that it is not advisable at the time to separate Engility from L-3. See “The Spin-Off—Conditions to the Spin-Off”.

The combined financial statements presented herein, and discussed below, are derived from the accounting records of L-3 as if we operated on a stand-alone basis. The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the financial position, results of operations and cash flows of our SETA, training and operational support services businesses.

The combined statements of operations include expense allocations for corporate functions provided to us by L-3. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. While we believe these allocations have been made on a consistent basis and are reasonable, such expenses may not be indicative of the actual expenses that would have been incurred had Engility been operating as a separate and independent business.

Overview and Outlook

Engility’s Business

We are a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide. Our business is focused on supporting the mission success of our customers by providing a full range of engineering, technical, analytical, advisory, training, logistics and support services. Our revenues are spread over a diverse mix of activities and services with no single contract accounting for more than 7% of our revenue in 2011. For the year ended December 31, 2011, we had revenues of $2.2 billion, 98% of which was derived from our U.S. Government customers.

We operate in two segments: Professional Support Services and Mission Support Services. The Professional Support Services segment provides Systems Engineering and Technical Assistance (SETA) services, program management support and software engineering lifecycle sustainment and support services. The Professional Support Services segment had 2011 revenues of $1.2 billion. Through our Mission Support Services segment, we provide capabilities such as defense related training, education and support services, law enforcement training, national security infrastructure and institutional development. The Mission Support Services segment had 2011 revenues of $1.0 billion.

Engility, through its predecessor companies, has provided mission critical services to several U.S. Government departments and agencies for over four decades. Our customers include the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Agency for International Development (USAID), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and allied foreign governments.

Industry Considerations

The U.S. Government is the largest consumer of services in the United States and is Engility’s largest customer. Revenues from the U.S. Government represented 98% of our total revenues for the year ended December 31, 2011. The demand for outsourced private sector services by the U.S. Government has been driven by a variety of factors, including government initiatives aimed at improving efficiency, increased demand requirements in response to recent global events, ever increasing complexity of combat and non-combat missions conducted by the U.S. military and the DoS, enhanced focus on war-fighting by the U.S. military and the loss of personnel and competencies within the government caused by manpower reductions and retirements. We believe that as the U.S. Government continues to rely on services dependent upon specialized capabilities and that have an international nature, these services will continue to be outsourced.

The U.S. Government has issued guidance regarding changes to the procurement process that is intended to control cost growth throughout the acquisition cycle by developing a competitive strategy for each program. As a result, we expect to engage in more frequent negotiations and re-competitions on a cost or price analysis basis with every competitive bid in which we participate. This initiative is organized into five major areas: affordability and cost growth; productivity and innovation; competition; services acquisition; and processes and bureaucracy. Because this initiative significantly changes the way the U.S. Government solicits, negotiates and manages its contracts, this initiative could result in a reduction in expenditures for services we provide to the U.S. Government and could have a material negative impact on our future revenues, earnings and cash flows.

The DoD is the largest purchaser of services in the U.S. Government. Revenues from the DoD represented approximately 79% of our total revenues for the year ended December 31, 2011. The U.S. Government fiscal year ends on September 30. From fiscal year (FY) 2000 to FY 2010, the DoD budget, including wartime funding for Overseas Contingency Operations (OCO), grew at a compound annual rate of approximately 9%. The total DoD budget (base and OCO) for FY 2011 was approximately flat compared to FY 2010. During the year ended December 31, 2011, the U.S. Government completed its draw down of U.S. military troops from Iraq, and began to drawdown troops from Afghanistan, in accordance with the Obama Administration plan to complete the drawdown from Afghanistan by the end of 2014. While the United States is expected to maintain a presence in the Middle East to deter aggression and prevent the emergence of new threats, there will be a rebalance toward other regions of the world such as the Asia-Pacific theatre. In addition, the U.S. Government has been under increasing pressure to reduce the U.S. fiscal budget deficit and national spending.

In August 2011, Congress enacted the Budget Control Act of 2011 (the “BCA”). The BCA immediately imposes spending caps that contain approximately $487 billion in reductions to the DoD base budgets over the next ten years (FY 2012 to FY 2021), compared to previously proposed DoD base budgets for the same fiscal years. An automatic sequestration process was also triggered and becomes effective on January 3, 2013, unless modified by the enactment of new law. The sequestration process imposes additional cuts of approximately $50 billion per year to the currently proposed DoD budgets for each fiscal year beginning with FY 2013 through FY 2021, for which FY 2013 to FY 2017 proposed DoD budgets are presented below.

On February 13, 2012, President Obama submitted his FY 2013 proposed budget (FY 2013 DoD Plan) to Congress. The FY 2013 DoD Plan complies with the first phase of the BCA imposed spending cuts. The FY 2013 DoD Plan reduces proposed DoD base budgets by $259 billion for FY 2013 to FY 2017, compared to the previously proposed DoD base budgets. The FY 2013 DoD Plan does not address or provision for the automatic sequestration process. The FY 2013 DoD Plan reflects a revised national security strategy that includes a more disciplined use of resources from: (1) various efficiency initiatives, (2) military force structure reductions, (3) equipment modernization savings, including program terminations, restructuring and deferrals, and (4) military personnel compensation changes. The table below presents the enacted DoD budget (base and OCO) for FY 2012 and the proposed DoD budgets for FY 2013 to FY 2017, as provided in the FY 2013 DoD Plan.

Fiscal Year	Base	OCO	Total	Annual Total Budget Change
	(in billions)
2012	$530.6	$115.1	$645.7	-6%
2013	$525.4	$88.5	$613.9	-5%
2014	$533.6	$44.2	$577.8	-6%
2015	$545.9	$44.2	$590.1	2%
2016	$555.9	$44.2	$600.1	2%
2017	$567.3	$44.2	$611.5	2%

In addition, the FY 2013 DoD Plan seeks reductions in contractor support services and consolidation of enterprise IT systems as part of an effort to achieve another $60 billion of efficiency savings over the next five fiscal years (FY 2013 through FY 2017). The declining DoD budgets will reduce funding for some of our revenue arrangements and generally will have a negative impact on our revenues, results of operations and cash flows. Additionally, the planned withdrawal of U.S. military forces from Afghanistan by the end of 2014 is expected to negatively impact our revenues related to supporting U.S. military operations in Afghanistan.

The SETA services that we provide are generally categorized under the U.S. Government Professional, Administrative and Management Support Services spending, which in 2011 had a government-wide budget of approximately $77 billion, which had declined from an approximate $79 billion budget in 2010. Engility’s SETA services are a specialized subset of the abovementioned federal spending.

In addition, the DoS is another large consumer of services. Revenues from the DoS represented 6% of our total revenues for the year ended December 31, 2011. For FY 2012, the DoS Function 150/International Affairs budget, which represents the portion of the DoS budget that is contractor addressable, has been proposed to Congress at $15 billion and is expected to grow by 2.8% compared to 2011.

Key Performance Measures

The primary financial performance measures Engility uses to manage its businesses and monitor results of operations are revenue trends and operating income trends. Management believes that these financial performance measures are the primary drivers for Engility’s earnings and net cash from operating activities. Engility’s primary business objectives include: (1) expanding SETA services unconstrained by organizational conflicts of interest (“OCI”) regulations related to our previous status as a business unit within L-3, (2) developing and maintaining a streamlined operating structure to enhance our agility and cost competitiveness to better meet the requirements of our customers, (3) capitalizing on our strengths, including performance, agility and expertise, developing additional capabilities and investing in our team and customer relationships to create new business opportunities, and (4) reinvesting our capital in new business opportunities as we transition from our Iraq/Afghanistan related programs with the drawdown of U.S. Forces.

Operating income represents revenues less both cost of revenues and selling, general and administrative expenses. We define operating margin as operating income as a percentage of revenues. Cost of revenues consists of labor, subcontracting costs, materials, and an allocation of indirect costs (overhead and general and administrative expenses). Selling, general and administrative expenses consists of indirect labor costs, including wages and salaries for executives and administrative personnel, bid and proposal expenses, independent research and development expenses, and other general and administrative expenses not allocated to cost of revenues.

For each of our contracts, we manage the nature and amount of costs at the contract level, which forms the basis for estimating our total costs and profitability for a specific contract. Management evaluates its contracts and business performance by focusing on revenues, operating income and operating margin, and not by type or amount of operating expense. As a result, our discussion of results of operations focuses on revenues, operating income and operating margin. This is consistent with our approach for managing our business, which begins with management’s approach for assessing the bidding opportunity for each contract and then managing contract profitability throughout the performance period.

Revenue Trends. During the five years ended December 31, 2011, total revenues declined $778 million, or 26%, from $2,958 million for the year ended December 31, 2007. The decline largely relates to $592 million of lower sales on our major contracts supporting U.S. military operations in Iraq and Afghanistan and $192 million of lower revenue on our task orders for the Systems and Software Engineering and Sustainment Services (SSES) contract with the U.S. Army.

The revenue decline of $592 million on our major contracts supporting U.S. military operations in Iraq and Afghanistan during the five years ended December 31, 2011 was primarily due to $790 million of declines resulting from: (1) contract re-competition losses, mainly for the loss in 2008 of our prime contract to provide linguist services in Iraq for the U.S. Army, and the loss in 2010 of our contract to support the Afghanistan Ministry of Defense (MoD), and, to a lesser extent, (2) the U.S. military drawdown from Iraq which was completed in 2011. These declines were partially offset by revenue increases of $198 million from 2007 to 2011 on our law enforcement personnel (LEP) contract with the U.S. Army, under which we provide law enforcement personnel to advise, assist, mentor and train U.S. and coalition forces to execute their law enforcement related responsibilities, and our Warfighter Focus (WFF) subcontract, under which we provide training and logistics support services to the U.S. Army. By the end of 2011, most of our effort on the LEP and WFF contracts was related to supporting U.S. military operations in Afghanistan. Furthermore, in 2007, 34% of our revenues were generated from our major contracts supporting U.S. military operations in Iraq and Afghanistan, compared to 19% for the same contracts in 2011.

The SSES revenue decline of $192 million was primarily due to reduced subcontractor pass-through volume on our SSES prime contract task orders because the U.S. Army SSES contract vehicle approached its ceiling contract value in 2008 and as a consequence the U.S. Army began to shift SSES task order renewals to its Strategy, Sourcing and Services (S3) contract vehicle. We did not have a prime contractor position on the S3 contract vehicle. Therefore, in order for us to compete for our former SSES task orders we were required to team with prime contractors on the S3 contract vehicle. To the extent such S3 prime contractors won the S3 task orders, we retained our former SSES task orders, but as a subcontractor with the loss of pass-through volume from our previous subcontractors under our former SSES task orders.

Our results of operations presented within this Information Statement also include revenues from the global security solutions business of $93 million in 2007 and $109 million in 2011. The global security solutions business has been historically managed by us, but will be transferred to L-3 in connection with the spin-off.

The table below presents our revenue trends for the five years ended December 31, 2011 in the following categories: (1) major contracts supporting U.S. military operations in Iraq and Afghanistan, (2) SSES services, (3) the global security solutions business, and (4) other business.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions)
Major Iraq and Afghanistan contracts	$412	$621	$672	$911	$1,004
SSES services	128	203	357	413	320
Global security solutions	109	147	96	137	93
Other business(1)	1,531	1,550	1,533	1,421	1,541

Total	$2,180	$2,521	$2,658	$2,882	$2,958

(1)	The revenue trend composition for the five years ended December 31, 2011 of our other business is presented in the table below:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions)
Engineering and program management support	$968	$954	$973	$960	$1,213
Training and U.S. Government mission support	311	357	390	440	280
Asset forfeiture support	123	115	76	—	—
International development	122	108	79	5	—
Linguist services (excluding Iraq and Afghanistan)	7	16	15	16	48

Total	$1,531	$1,550	$1,533	$1,421	$1,541

See “Results of Operations” below for additional discussion and analysis of our revenues for the year ended December 31, 2011 compared to December 31, 2010 and the year ended December 31, 2010 compared to December 31, 2009.

For the year ended December 31, 2011, our largest contract (revenue arrangement) in terms of annual revenues was our LEP contract with the U.S. Army, which is included in our Mission Support Services segment. This contract generated $142 million or 7% of our 2011 revenues. Our current contract ends on December 10, 2012 and has a one-year option that could be exercised by the customer to extend our contract to December 10, 2013. The customer issued a draft request for proposal (RFP) to re-compete the contract on May 21, 2012 and we cannot provide any assurance that either our option to extend the LEP contract will be exercised or that we will be successful if the draft RFP results in the customer re-competing the contract.

For the years ended December 31, 2010 and 2009, our largest contract (revenue arrangement) in terms of annual revenues was our contract to provide SSES services for the U.S. Army, which is included in our Professional Support Services segment. Revenues related to this contract are presented in the table above. Recently, the DoD decided to re-compete the current SSES contract vehicle and we submitted our prime contractor proposal in February 2012 for the re-competition, which will be a multiple award arrangement and we anticipate the awards will be made in late 2012. We cannot provide any assurance that we will win a prime contractor position on the re-competition of the SSES contract vehicle.

Operating Income Trends. During the five years ended December 31, 2011, segment operating income declined $82 million, or 31%, from $266 million for the year ended December 31, 2007. The decline largely relates to lower revenues as discussed above, and lower contract profit rates on select new business and re-competitions of existing business due to competitive price pressures. For the year ended December 31, 2011, our total operating income was $98 million, an increase of 42% from $69 million for the year ended December 31, 2010. Our total operating margin was 4.5% for the year ended December 31, 2011, an increase of 170 basis points from 2.8% for the year ended December 31, 2010. Our total operating income and operating margin for the years ended December 31, 2011 and 2010 were impacted by non-cash goodwill impairment charges of $77 million and

$172 million, respectively, as further discussed below. In addition, our total operating income and operating margin for the year ended December 31, 2011 includes $9 million for transaction expenses incurred relating to the spin-off. The goodwill impairment charges and spin-off transaction expenses are excluded from segment operating income because such items were excluded by management for purposes of assessing segment operating performance. Our segment operating income was $184 million for the year ended December 31, 2011, a decrease of 24% from $241 million for the year ended December 31, 2010. Our segment operating margin was 8.4% for the year ended December 31, 2011, a decrease of 120 basis points from 9.6% for the year ended December 31, 2010. See “Results of Operations”, including segment results below for a discussion of operating margin.

2012 Outlook. After considering the transfer of the global security solutions business to L-3 in connection with the spin-off, we expect our revenues to decline by approximately $450 million to $1.6 billion in 2012, compared to $2.1 billion in 2011. Our 2012 revenue estimate assumes a reduction of approximately $200 million on our major Iraq and Afghanistan contracts due to the drawdown of U.S. military forces from Iraq that was completed in 2011, and the currently in process drawdown from Afghanistan that is planned to be completed by the end of 2014. Our 2012 revenue estimate also assumes a reduction of approximately $250 million for our other contracts primarily due to: (1) the DoD’s efficiency and better buying initiatives, resulting in a faster than expected transition to: (i) cost-reimbursable type contracts from time-and-material type contract, (ii) multiple award contracts from single-award contracts, where several contractors compete for individual task orders, and (iii) more frequent contract re-competitions, and (2) declining DoD budgets for FY 2012 and FY 2013. We also expect our segment operating margins to decline to approximately 7.3% in 2012 due to lower sales, continued low contract profit rates on re-competitions of existing business from competitive price pressures, the DoD’s efficiency and better buying initiatives and a reduction in higher margin revenues related to our major Iraq and Afghanistan contracts.

Results of Operations — First Quarter ended March 30, 2012 and April 1, 2011

The following information should be read in conjunction with our unaudited condensed combined financial statements included herein.

Combined Results of Operations

The table below provides selected financial data for Engility for the quarter ended March 30, 2012 and the quarter ended April 1, 2011.

	First Quarter Ended		Increase/ (decrease)
	March 30, 2012	April 1, 2011
	(in millions)
Total revenues	$449	$591	$(142)
Cost and expenses:
Total cost of revenues	390	510	(120)
Selling, general and administrative expenses	33	34	(1)

Total costs and expenses	423	544	(121)

Operating income	26	47	(21)
Spin-off transaction expenses	6	—	6

Segment operating income	$32	$47	$(15)

Operating margin	5.8%	8.0%	(220	)bpts
Spin-off transaction expenses	1.3%	—	130	bpts

Segment operating margin	7.1%	8.0%	(90	)bpts

Effective income tax rate	42.3%	38.3%	400	bpts

Net income (loss) attributable to Engility	$14	$28	$(14)

Revenues: For the quarter ended March 30, 2012 (2012 First Quarter), total revenues of $449 million decreased by 24% compared to the quarter ended April 1, 2011 (2011 First Quarter). Revenues declined in both of our segments. The decrease in total revenues was due to: (1) $62 million in lower linguist and logistics support services for the U.S. Army due to the drawdown of military forces from Iraq, (2) $48 million for contract losses primarily for staff support services and the Program Executive Office (PEO) for the U.S. Army and U.S. Coast Guard (USCG) training, (3) $39 million in lower revenues due to completed contracts, primarily for safety and security systems, and reduced funding and in-sourcing for various U.S. military and government contracts, and (4) $9 million of lower revenues primarily for a support services contract to the U.S. Air Force in Europe due to the realignment of this contract by L-3 to its National Security Solutions business in 2011. These decreases were partially offset by $16 million in revenues for a U.S. Army training contract competitively won in 2011. See the segment results below for additional discussion of our revenues.

Cost of revenues: Cost of revenues as a percentage of revenue increased to 86.9% for the 2012 First Quarter compared to 86.3% for the 2011 First Quarter. Total cost of revenues declined by 24% in the 2012 First Quarter, which was consistent with the 24% decline in our revenues.

Direct and indirect labor costs, including fringe benefits, of approximately $213 million for the 2012 First Quarter decreased by 25% compared to the 2011 First Quarter due to the decline in 2012 First Quarter revenues. Other direct and indirect costs of approximately $177 million for the 2012 First Quarter, of which subcontractor and material costs represented approximately $142 million, decreased by 22% compared to the 2011 First Quarter due primarily to the decline in 2012 First Quarter revenues.

Selling, general, and administrative expenses: For the 2012 First Quarter, selling, general and administrative expenses of $33 million decreased by 3% compared to the 2011 First Quarter. The decline in selling, general and administrative expenses was primarily due to cost reduction efforts due to lower revenues, partially offset by $6 million of transaction expenses for the spin-off. Selling, general and administrative expenses as a percentage of revenues increased to 7.3% for the 2012 First Quarter as compared to 5.8% for the 2011 First Quarter. Excluding the transaction expenses for the spin-off, selling, general and administrative expenses as a percentage of revenues was 6.0% for the 2012 First Quarter. The increase in selling, general and administrative expenses as a percentage of revenues, after excluding the spin-off transaction expenses, was due primarily to selling, general and administrative expenses declining at a lower rate than revenues.

Operating income and operating margin: Total operating income for the 2012 First Quarter of $26 million decreased by $21 million, or 45%, compared to the 2011 First Quarter. Segment operating income for the 2012 First Quarter decreased by $15 million, or 32%, compared to the 2011 First Quarter. Segment operating margin decreased by 90 basis points to 7.1% for the 2012 First Quarter compared to 8.0% for the 2011 First Quarter. Operating margin declined in both of our segments. The decrease in segment operating margin was primarily due to: (1) a reduction in award fees for linguist services within our Mission Support Services Segment due to the drawdown of U.S. military forces from Iraq, and (2) lower contract profit rates on select re-competitions of existing business and lower revenues within our Professional Support Services segment. See the reportable segment results below for additional discussion of operating margin.

Effective income tax rate: The effective tax rate for the 2012 First Quarter increased to 42.3% from 38.3% for the 2011 First Quarter. The increase was primarily due to the impact of approximately $2 million of spin-off transaction expenses incurred in the 2012 First Quarter that are not deductible for income tax purposes.

Net income attributable to Engility: Net income attributable to Engility decreased by $14 million to $14 million for the 2012 First Quarter, compared to $28 million for the 2011 First Quarter, primarily due to lower operating income and the $6 million of spin-off transaction expenses discussed above.

Reportable Segment Results of Operations

The table below presents selected data by reportable segment reconciled to the combined totals. See Note 9 to the unaudited condensed combined financial statements included herein for additional reportable segment data.

	First Quarter Ended
	March 30, 2012	April 1, 2011
	(dollars in millions)
Revenues:(1)
Professional Support Services	$251.4	$296.8
Mission Support Services	198.0	294.3

Total revenues	$449.4	$591.1

Operating income:
Professional Support Services	$16.0	$20.5
Mission Support Services	15.7	26.5

Total segment operating income	$31.7	$47.0
Spin-off transaction expenses	(6.0)	—

Total operating income	$25.7	$47.0

Operating margin:
Professional Support Services	6.4%	6.9%
Mission Support Services	7.9%	9.0%
Total segment operating margin	7.1%	8.0%
Spin-off transaction expenses	(1.3)%	—

Total operating margin	5.8%	8.0%

(1)	Revenues are after intercompany eliminations.

Professional Support Services

The table below presents selected data with respect to the Professional Support Services segment.

	First Quarter Ended		Decrease
	March 30, 2012	April 1, 2011
	(dollars in millions)
Revenues	$251.4	$296.8	$(45.4)
Operating income	$16.0	$20.5	$(4.5)
Operating margin	6.4%	6.9%	(50	)bpts

Professional Support Services revenues for the 2012 First Quarter decreased by $45 million, or 15%, compared to the 2011 First Quarter. The decrease was due to: (1) $21 million in lower revenues primarily due to the loss of contract re-competitions for a PEO of the U.S. Army contract and a USCG training contract, (2) $11 million in lower revenues due to reduced funding and in-sourcing on certain U.S. Government contracts, (3) $8 million in lower revenues primarily due to completed contracts for safety and security systems, and (4) $5 million in reduced SSES services due to the drawdown of U.S. military forces from Iraq.

Professional Support Services operating income for the 2012 First Quarter decreased by $5 million, or 22%, compared to the 2011 First Quarter. Operating margin decreased by 50 basis points. The decrease was primarily due to lower contract profit rates on re-competitions due to competitive price pressures and lower revenues, which reduced operating margins by 110 basis points. These decreases were partially offset by lower indirect costs due to cost reduction efforts, which increased operating margins by 60 basis points.

Mission Support Services

The table below presents selected data with respect to the Mission Support Services segment.

	First Quarter Ended		Decrease
	March 30, 2012	April 1, 2011
	(dollars in millions)
Revenues	$198.0	$294.3	$(96.3)
Operating income	$15.7	$26.5	$(10.8)
Operating margin	7.9%	9.0%	(110	)bpts

Mission Support Services revenues for the 2012 First Quarter decreased by $96 million, or 33%, compared to the 2011 First Quarter. The decrease was due to: (1) $58 million primarily for lower linguist and logistics support services for the U.S. Army due to the drawdown of U.S. military forces from Iraq, (2) $26 million for contract losses, primarily for staff support services for the U.S. Army, (3) $14 million in lower revenues primarily due to the completion of various U.S. military contracts, (4) $9 million of lower revenue primarily for a support services contract to the U.S. Air Force in Europe due to the realignment of this contract by L-3 to its National Security Solutions business in 2011, and (5) $5 million of lower revenues related to an international maritime security enhancement program. These declines were partially offset by $16 million of higher revenues primarily due to a U.S Army training contract competitively won in 2011.

Mission Support Services operating income for the 2012 First Quarter decreased by $11 million, or 41%, compared to the 2011 First Quarter. Operating margin decreased by 110 basis points primarily due to a reduction in award fees for linguist services.

Results of Operations — Years ended December 31, 2011, 2010, and 2009

The following information should be read in conjunction with our audited combined financial statements included herein.

Combined Results of Operations

The table below provides selected financial data for Engility for the years ended December 31, 2011 compared with 2010 and 2010 compared with 2009.

	Year ended December 31,		Increase/ (decrease)		Year ended December 31,		Increase/ (decrease)
	2011	2010			2010	2009
	(in millions)
Total revenues	$2,180	$2,521	$(341)		$2,521	$2,658	$(137)
Cost and expenses:
Total cost of revenues	1,860	2,119	(259)		2,119	2,244	(125)
Selling, general and administrative expenses	145	161	(16)		161	159	2
Goodwill impairment	77	172	(95)		172	—	172

Total costs and expenses	2,082	2,452	(370)		2,452	2,403	49

Operating income	98	69	29		69	255	(186)
Goodwill impairment	77	172	(95)		172	—	172
Spin-off transaction expenses	9	—	9		—	—	—

Segment operating income	$184	$241	$(57)		$241	$255	$(14)

Operating margin	4.5%	2.8%	170	bpts	2.8%	9.6%	(680	)bpts
Goodwill impairment	3.5%	6.8%	(330	)bpts	6.8%	—	680	bpts
Spin-off transaction expenses	0.4%	—	40	bpts	—	—	—

Segment operating margin	8.4%	9.6%	(120	)bpts	9.6%	9.6%	—

Effective income tax rate	70.4%	110.3%	NM	(1)	110.3%	40.0%	NM

Net income (loss) attributable to Engility	$26	$(9)	$35		$(9)	$152	$(161)

(1)	NM - Not meaningful

2011 Compared with 2010

Revenues: For the year ended December 31, 2011, total revenues of $2,180 million decreased by 14% compared to the year ended December 31, 2010. Revenues declined in both of our segments. The decrease in total revenues was primarily due to: (1) $90 million related to the loss of an Afghanistan MoD support contract in October 2010, (2) $90 million in lower linguist, training and logistics support services for the U.S. Army due to the drawdown of military forces from Iraq, (3) $75 million in reduced SSES services and (4) $48 million of lower revenues related to the SBInet program for the U.S. Department of Homeland Security and an international maritime security enhancement program. See the segment results below for additional discussion of our revenues.

Cost of revenues: Cost of revenues as a percentage of revenue increased to 85.3% for the year ended December 31, 2011 compared to 84.1% for the year ended December 31, 2010. Total costs of revenues declined by 12% in 2011, which was consistent with the 14% decline in our revenues.

Direct and indirect labor costs, including fringe benefits, of approximately $990 million for the year ended December 31, 2011 decreased by 16% compared to the year ended December 31, 2010 due to the decline in 2011 revenues. Other direct and indirect costs of approximately $870 million for the year ended December 31, 2011, of which subcontractor and material costs represented approximately $676 million, decreased by 8% compared to the year ended December 31, 2010 primarily due to the decline in 2011 revenues.

Selling, general, and administrative expenses: For the year ended December 31, 2011, selling, general and administrative expenses of $145 million decreased by 10% compared to the year ended December 31, 2010. The decline in selling, general and administrative expenses was primarily due to lower corporate expense allocations and cost reduction efforts due to lower revenues, partially offset by $9 million of transaction expenses for the spin-off and $3 million of severance charges recorded in 2011. Selling, general and administrative expenses as a percentage of revenues increased to 6.6% for the year ended December 31, 2011 as compared to 6.4% for the year ended December 31, 2010. Excluding the transaction expenses for the spin-off and severance charges, selling, general and administrative expenses as a percentage of revenues was 6.2% for the year ended December 31, 2011. The decrease in selling, general and administrative expenses as a percentage of revenues, after excluding the spin-off transaction expenses and severance charges, was due primarily to selling, general and administrative expenses declining at a greater rate than revenues.

Goodwill impairment: We recorded non-cash charges of $77 million ($77 million after income taxes) and $172 million ($154 million after income taxes) for the years ended December 31, 2011 and 2010, respectively, for the impairment of goodwill. The goodwill impairment charges were due to a decline in the estimated fair value of the Linguist Operations & Technical Support (LOTS) reporting unit in 2011 and 2010 and the Global Security & Engineering Solutions (GS&ES) reporting unit in 2010, which are part of the Mission Support Services and Professional Support Services segments, respectively, as a result of a decline in their projected future cash flows. The 2010 goodwill impairment charges were comprised of $161 million for the GS&ES reporting unit and $11 million for the LOTS reporting unit. For additional information on these goodwill impairments, see “—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets” and Note 5 to our audited combined financial statements included herein.

Operating income and operating margin: Total operating income for the year ended December 31, 2011, increased by $29 million, or 42%, compared to the year ended December 31, 2010. Segment operating income for the year ended December 31, 2011 decreased by $57 million, or 24%, compared to the year ended December 31, 2010. Segment operating margin decreased by 120 basis points to 8.4% for the year ended December 31, 2011 compared to 9.6% for the year ended December 31, 2010. Operating margin declined in both of our segments. The decrease in segment operating margin was primarily due to: (1) lower contract profit rates on select new business and re-competitions of existing business primarily within our Mission Support Services segment due to competitive price pressures, (2) a reduction in higher margin revenues for an Afghanistan MoD support contract and training and logistics support services for the U.S. Army, also within our Mission Support Services segment and (3) severance charges of $4 million recorded in 2011. See the reportable segment results below for additional discussion of operating margin.

Effective income tax rate: The effective tax rate for the year ended December 31, 2011 decreased to 70.4% from 110.3% for the year ended December 31, 2010. Excluding the goodwill impairment charges of $77 million in 2011, which was not deductible for U.S. federal or state tax purposes, and $172 million in 2010, $125 million of which was not deductible for U.S. federal or state tax purposes, the effective tax rate would have increased to 40.5% for the year ended December 31, 2011 from 40.2% for the year ended December 31, 2010.

Net income (loss) attributable to Engility: Net income (loss) attributable to Engility increased by $35 million to $26 million for the year ended December 31, 2011, compared to a loss of $9 million for the year ended December 31, 2010, primarily due to lower goodwill impairment charges in 2011 compared to 2010, partially offset by a decrease in segment operating income, which is discussed above.

2010 Compared with 2009

Revenues: For the year ended December 31, 2010, total revenues of $2,521 million decreased by 5% compared to the year ended December 31, 2009. The decline in total revenues was mostly from the Professional Support Services segment, primarily due to $154 million in reduced SSES services. See the reportable segment results below for additional discussion of our revenues.

Cost of revenues: Cost of revenues as a percentage of revenue decreased to 84.1% for the year ended December 31, 2010 compared to 84.4% for the year ended December 31, 2009. Total cost of revenues declined by 6% in 2010, which was consistent with the 5% decline in our revenues.

Direct and indirect labor costs, including fringe benefits, of approximately $1,178 million for the year ended December 31, 2010 decreased by 3% compared to the year ended December 31, 2009 due to the decline in 2010 revenues. Other direct and indirect costs of approximately $941 million for the year ended December 31, 2010, of which subcontractor and material costs represented $751 million, decreased by 9% compared to the year ended December 31, 2009 primarily due to the decline in 2010 revenues.

Selling, general, and administrative expenses: For the year ended December 31, 2010, selling, general and administrative expenses of $161 million increased by 1% compared to the year ended December 31, 2009. The increase in selling, general and administrative expenses was primarily due to higher corporate expense allocations and bid and proposal expenses, partially offset by lower legal fees. Selling, general and administrative expenses as a percentage of revenues increased to 6.4% for the year ended December 31, 2010 as compared to 6.0% for the year ended December 31, 2009. The increase in selling, general and administrative expenses as a percentage of revenues was due primarily to lower leveraging of these expenses across a smaller base due to the decline in revenues discussed above.

Goodwill impairment: For the year ended December 31, 2010, we recorded non-cash charges of $172 million for the impairment of goodwill. The 2010 goodwill impairment charges were due to a decline in the estimated fair value of the LOTS and GS&ES reporting units as a result of a decline in their projected future cash flows. For additional information on these goodwill impairments, see “—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets” and Note 5 to the audited combined financial statements included herein.

Operating income and operating margin: Total operating income for the year ended December 31, 2010, decreased by $186 million, or 73%, compared to the year ended December 31, 2009. Segment operating income for the year ended December 31, 2010 decreased by $14 million, or 5%, compared to the year ended December 31, 2009. Segment operating margin remained at 9.6% for the year ended December 31, 2010 compared to the year ended December 31, 2009. The increase in operating margin at our Professional Support Services segment was offset by a decrease in operating margin at our Mission Support Services segment. See the reportable segment results below for additional discussion of operating margin.

Effective income tax rate: The effective tax rate for the year ended December 31, 2010 increased to 110.3% from 40.0% for the year ended December 31, 2009. Excluding the goodwill impairment charges of $172 million in 2010, $125 million of which was not deductible for U.S. federal or state tax purposes, the effective tax rate would have increased to 40.2% for the year ended December 31, 2010 from 40.0% for the year ended December 31, 2009.

Net income (loss) attributable to Engility: Net income (loss) attributable to Engility decreased by $161 million to a net loss of $9 million for the year ended December 31, 2010, compared to net income of $152 million for the year ended December 31, 2009, primarily due to the goodwill impairment charges recorded in 2010, which are discussed above.

Reportable Segment Results of Operations

The table below presents selected data by reportable segment reconciled to the combined totals. See Note 12 to the audited combined financial statements included herein for additional reportable segment data.

	Year Ended December 31,
	2011	2010	2009
	(dollars in millions)
Revenues:(1)
Professional Support Services	$1,205.3	$1,303.8	$1,425.6
Mission Support Services	974.5	1,217.1	1,232.1

Total revenues	$2,179.8	$2,520.9	$2,657.7

Operating income:
Professional Support Services	$95.8	$110.8	$109.1
Mission Support Services	88.0	130.6	146.0

Total segment operating income	$183.8	$241.4	$255.1
Goodwill impairment charge	(76.6)	(172.0)	—
Spin-off transaction expenses	(9.1)	—	—

Total operating income	$98.1	$69.4	$255.1

Operating margin:
Professional Support Services	7.9%	8.5%	7.7%
Mission Support Services	9.0%	10.7%	11.8%
Total segment operating margin	8.4%	9.6%	9.6%
Goodwill impairment charge	(3.5)%	(6.8)%	—
Spin-off transaction expenses	(0.4)%	—	—

Total operating margin	4.5%	2.8%	9.6%

(1)	Revenues are after intercompany eliminations.

Professional Support Services

The table below presents selected data with respect to the Professional Support Services segment.

	Year ended December 31,		Decrease		Year ended December 31,		Increase/ (decrease)
	2011	2010			2010	2009
	(dollars in millions)
Revenues	$1,205.3	$1,303.8	$(98.5)		$1,303.8	$1,425.6	$(121.8)
Operating income	$95.8	$110.8	$(15.0)		$110.8	$109.1	$1.7
Operating margin	7.9%	8.5%	(60	)bpts	8.5%	7.7%	80	bpts

2011 Compared with 2010

Professional Support Services revenues for the year ended December 31, 2011 decreased by $99 million, or 8%, compared to the year ended December 31, 2010. The decrease was due to: (1) $75 million in reduced SSES services due to contract vehicle changes that resulted in the loss of pass-through volume from our previous subcontractors under our former SSES task orders as previously discussed under “Key Performance Measures”, (2) $26 million of lower revenues related to the completion of the SBInet program for the U.S. Department of Homeland Security in 2010, and (3) $11 million of lower equipment procurement from the U.S. Army resulting from the draw down of U.S. troops from Iraq. In addition, revenues declined by $17 million for acquisition and logistics support for the U.S. Marine Corps (USMC) due to the loss of a task order in 2010 from a change in the acquisition strategy by the USMC Systems Command acquisition authority. Engility’s task order was under the Acquisition and Logistics domain of the Commercial Enterprise Omnibus Support Services Contract. The acquisition authority elected at the time of the re-competition to move the task order under the Engineering Services domain where Engility does not have a contractor position. Since participation in a domain requires a contractor position, Engility was precluded from participating on the re-competition as a prime or subcontractor for this task order.

These decreases were partially offset by $30 million in higher revenues primarily from systems engineering and integration services for new task orders with the U.S. Navy’s Space and Naval Warfare Systems Command (SPAWAR). Our contract with SPAWAR for these systems engineering and integration services will expire in 2012. The follow on work will be re-competed under a multiple award contract, compared to the current single award contract where we are the only contractor, and therefore, revenues for these services will depend on the portion of the work we are able to competitively win in 2012.

Professional Support Services operating income for the year ended December 31, 2011 decreased by $15 million, or 14%, compared to the year ended December 31, 2010. Operating margin decreased by 60 basis points. The decrease was primarily due to lower revenues in 2011 related to a contract where we provide acquisition and logistics support for the USMC and cost improvements experienced in 2010 that did not occur in 2011 on certain completed fixed price tasks orders for the same contract. Severance charges of $2 million recorded in 2011 also reduced operating margin by 20 basis points.

2010 Compared with 2009

Professional Support Services revenues for the year ended December 31, 2010 decreased by $122 million, or 9%, compared to the year ended December 31, 2009. The decrease in revenues was primarily due to $154 million in reduced SSES services and $24 million of reduced revenues from the loss of a task order in 2010 related to acquisition and logistics support for the USMC. These decreases were partially offset by increases of $56 million, primarily due to higher tasking by the PEO of the U.S. Army for acquisition support services.

Professional Support Services operating income for the year ended December 31, 2010 increased by $2 million, or 2%, compared to the year ended December 31, 2009. Operating margin increased by 80 basis points.

The increase was due to a decline in lower margin subcontractor pass-through revenues for SSES services, which increased operating margin by 90 basis points, and cost improvements in 2010 on certain completed fixed price task orders for acquisition and logistics work for the USMC, which increased operating margin by 30 basis points. These increases were partially offset by a 40 basis point decrease in operating margin due to higher costs for the SBInet program and an increase in lower margin subcontractor pass through revenues for acquisition support services provided to the PEO of the U.S. Army.

Mission Support Services

The table below presents selected data with respect to the Mission Support Services segment.

	Year ended December 31,		Decrease		Year ended December 31,		Decrease
	2011	2010			2010	2009
	(dollars in millions)
Revenues	$974.5	$1,217.1	$(242.6)		$1,217.1	$1,232.1	$(15.0)
Operating income	$88.0	$130.6	$(42.6)		$130.6	$146.0	$(15.4)
Operating margin	9.0%	10.7%	(170	)bpts	10.7%	11.8%	(110	)bpts

2011 Compared with 2010

Mission Support Services revenues for the year ended December 31, 2011 decreased by $243 million, or 20%, compared to the year ended December 31, 2010. The decrease was primarily due to: (1) $90 million related to the re-competition loss of an Afghanistan MoD support contract in October 2010, based on customer assessments of pricing and staffing in our proposal that resulted in the selection of a competitor, (2) $50 million in lower linguist services and $40 million in lower training and logistics support services for the U.S. Army due to the drawdown of U.S. military forces from Iraq, (3) $38 million of lower revenues due to the completion in 2010 of a contract for logistics and supply chain management for the U.S. Army, (4) $23 million of lower revenue on a contract for support services to the U.S. Air Force in Europe due to the realignment of this contract by L-3 to its National Security Solutions business in 2011, and (5) $22 million of lower revenues related to an international maritime security enhancement program. These declines were partially offset by $20 million of higher revenues primarily due to higher volume on the LEP contract.

Mission Support Services operating income for the year ended December 31, 2011 decreased by $43 million, or 33%, compared to the year ended December 31, 2010. Operating margin decreased by 170 basis points. The decrease was comprised of (1) 90 basis points due to a reduction in higher margin revenues for an Afghanistan MoD support contract, training and logistics support services for the U.S. Army, and support services to the U.S. Air Force in Europe and (2) 70 basis points primarily due to lower contract profit rates on select new business and re-competitions of existing business due to competitive price pressures, including our contracts for international police training and African contingency operations. Severance charges of $2 million recorded in 2011 also reduced operating margin by 10 basis points.

2010 Compared with 2009

Mission Support Services revenues for the year ended December 31, 2010 decreased by $15 million, or 1%, compared to the year ended December 31, 2009. The decrease in revenues was primarily due to: (1) $46 million from the loss of an Afghanistan MoD support contract in October 2010, (2) $27 million of lower revenues from reduced tasking for Iraq training work, and (3) $26 million of lower revenue due to a change in the contract for support services to the U.S. Air Force in Europe from a single award to a multiple award contract, which resulted in our sharing of the work with other contractors. These decreases were partially offset by increases of $84 million primarily for increased logistics and law enforcement support services for the U.S. Army due to higher volume in Afghanistan.

Mission Support Services operating income for the year ended December 31, 2010 decreased by $15 million, or 11%, compared to the year ended December 31, 2009. Operating margin decreased by 110 basis points. The decrease was primarily due to a reduction in higher margin revenues for certain contracts, including the Afghanistan MoD support contract and a contract to provide support services to the U.S. Air Force in Europe.

Liquidity and Capital Resources

Current liquidity

Historically, we have generated cash flow sufficient to fund our requirements for working capital, capital expenditures, commitments and other discretionary investments. Our largest use of cash flow is for working capital, primarily for billed and unbilled receivables. Our businesses have very low capital intensity because we are primarily a services provider, with most of the services performed at customer facilities. Capital expenditures amounted to $5 million, $3 million and $7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Subsequent to the separation, while our ability to forecast future cash flows is more limited because we do not have a recent operating history as an independent company, we expect to fund our ongoing working capital, capital expenditures, commitments and other discretionary investments through cash flows from operations and access to cash on hand and a revolving credit facility.

The majority of our operations have historically participated in cash management and funding arrangements managed by L-3 where cash is swept from our balance sheet daily and cash to meet our operating and investing needs is provided as needed from L-3. Transfers of cash both to and from these arrangements are reflected as a component of “Parent company investment” in the combined balance sheets. The cash presented on our balance sheet consists primarily of cash from subsidiaries that do not participate in these arrangements.

Future liquidity

Our primary future cash needs will be for working capital, capital expenditures, commitments and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which depends on our future financial performance and financial results, which to a certain extent, are subject to general economic, financial, competitive, legislative and regulatory factors beyond our control.

Prior to the completion of the spin-off, we expect to raise indebtedness in the amount of $345 million, $335 million of the proceeds of such indebtedness is expected to be used to fund a cash distribution to L-3 in connection with the spin-off transaction. The actual terms of the debt, including interest rate, principal amount, redemption provisions and maturity, will depend on market conditions at the time of pricing. At the time of the spin-off, we will also have $40 million of additional funds available under the revolving credit facility. See “Description of Material Indebtedness.”

Following our separation from L-3, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with L-3. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and access to bank financing and capital markets. If our cash flows from operations are less than we expect, we may need to incur additional debt or issue additional equity. Although we believe that the arrangements in place at the time of the separation will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (i) our credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets, and (iii) the current state of the economy. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all. We believe that our future cash from operations together with our cash on hand, and access to bank financing and capital markets will provide adequate resources to fund our short-term and long-term liquidity and capital needs.

Statement of Cash Flows

The table below provides a summary of our cash flows from operating, investing and financing activities for the periods indicated.

	First Quarter Ended		Year Ended December 31,
	March 30, 2012	April 1, 2011	2011	2010	2009
	(in millions)
Net cash (used in) from operating activities	$(5)	$32	$165	$197	$248
Net cash used in investing activities	—	(1)	(4)	(1)	(10)
Net cash from (used in) financing activities	2	(27)	(163)	(186)	(239)

Operating Activities

2012 First Quarter Compared with 2011 First Quarter. We used $5 million of cash from operating activities during the 2012 First Quarter, a decrease of $37 million compared with $32 million of cash generated during the 2011 First Quarter. This decrease was primarily due to $14 million of lower net income and $21 million of more cash used for changes in operating assets and liabilities. The changes in operating assets and liabilities were primarily for more cash used for accounts payable, receivables and accrued expenses, partially offset by more cash generated from advanced payments and billings in excess of costs. The changes in accounts payable and accrued expenses used $20 million in more cash in the 2012 First Quarter compared to the 2011 First Quarter due to the timing of when invoices for purchases were received and payments were made. The change in receivables used $16 million in more cash due to sales exceeding billings. The change in advanced payments and billings in excess of costs generated $15 million in more cash in the 2012 First Quarter compared to the 2011 First Quarter due to payments received for certain contracts.

2011 Compared with 2010. We generated $165 million of cash from operating activities during the year ended December 31, 2011, a decrease of $32 million compared with $197 million generated during the year ended December 31, 2010. This decrease was primarily due to $103 million of lower net income, adjusted to exclude non-cash goodwill impairment charges and deferred income taxes, partially offset by $73 million of more cash generated from changes in operating assets and liabilities, primarily for receivables and other current assets. The change in receivables generated $38 million of more cash in 2011 compared to 2010 due to the larger decline in revenues in 2011 compared to 2010 and the related impact on receivables. The change in other current assets generated $23 million of more cash in 2011 compared to 2010 primarily due to an increase in at-risk contract costs in 2010 resulting in a use of cash in 2010, which were funded by the U.S. Government in 2011, resulting in a source of cash in 2011.

2010 Compared with 2009. We generated $197 million of cash from operating activities during the year ended December 31, 2010, a decrease of $51 million compared with $248 million generated during the year ended December 31, 2009. This decrease was primarily due to $57 million of more cash used for changes in operating assets and liabilities. The changes in operating assets and liabilities was primarily for more cash used for receivables, other current assets and other liabilities, partially offset by less cash used for accrued employment costs and accounts payable and accrued expenses. The change in receivables generated $49 million of less cash in 2010 compared to 2009 due to the larger decline in revenues during 2009 than in 2010 and the related impact on receivables. The change in other current assets generated $43 million of less cash in 2010 compared to 2009 due to a decrease in at-risk contract costs in 2009 related to funding received from the U.S. Government in 2009, compared to an increase in at-risk contract costs in 2010 as discussed above. The change in other liabilities generated $76 million of less cash in 2010 compared to 2009 primarily due to deferred compensation payments made to certain employees in 2010 and the recognition of non-current income tax liabilities in 2009 related to an Internal Revenue Service tax accounting method change we elected regarding income recognition of service contracts. The change in accrued employment costs generated $65 million of more cash in 2010 compared to 2009 due to the timing of pay dates for salaries and wages resulting in one less pay date in 2010 compared to 2009. The change in accounts payable and accrued expenses generated $42 million of more cash in 2010 compared to 2009 due to larger a decline in contract costs, during 2009 than in 2010, and the related impact on payables, associated with the larger decline in revenues during 2009 as discussed above.

Investing Activities

During both the 2012 First Quarter and 2011 First Quarter, we used less than $1 million of cash to pay for capital expenditures.

During 2011, we used $4 million of cash primarily to pay $5 million for capital expenditures.

During 2010, we used $1 million of cash primarily to pay $3 million for capital expenditures.

During 2009, we used $10 million of cash primarily to pay $7 million for capital expenditures and $4 million to pay the remaining contractual purchase price for a business acquisition completed in 2008.

Financing Activities

Cash used in financing activities for the 2012 First Quarter, 2011 First Quarter and three years ended December 31, 2011 primarily represents transactions between us and L-3 and are considered to be effectively settled for cash at the time the transaction is recorded. The components of these transactions (or transfers) include: (i) cash transfers from us to L-3, (ii) cash transfers from L-3 used to fund our requirements for working capital, capital expenditures and commitments, (iii) charges (benefits) for income taxes, (iv) allocations of L-3’s corporate expenses described in Note 7 to the audited combined financial statements included herein and (v) revenue and purchases from L-3’s businesses other than those that will be spun-off from L-3.

We anticipate that the debt agreements that we will enter into in connection with the spin-off will contain financial and/or other restrictive covenants. Such covenants will restrict our ability to sell assets, incur more indebtedness, repay certain indebtedness, make certain investments or business acquisitions, make certain capital expenditures, engage in business mergers or consolidations and engage in certain transactions with subsidiaries and affiliates, among other things. In addition, certain of those debt agreements could also require us to maintain compliance with certain financial ratios, including those related to earnings before interest, taxes, depreciation and amortization and consolidated indebtedness.

Contractual Obligations

The table below presents our estimated total contractual obligations at December 31, 2011, including the amounts expected to be paid or settled for each of the periods indicated below.

	Payments due by period
	Total	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years
	(in millions)
Contractual Obligations
Non-cancelable operating leases(1)	91	23	33	21	14
Purchase obligations(2)	131	124	7	—	—

Total(3)	$222	$147	$40	$21	$14

(1)	Non-cancelable operating leases are presented net of estimated sublease rental income.
(2)	Represents open purchase orders at December 31, 2011 for amounts expected to be paid for goods or services that are legally binding.

(3)	Excludes all income tax obligations, a portion of which represents unrecognized tax benefits in connection with uncertain tax positions taken, or expected to be taken on our income tax returns as of December 31, 2011 since we cannot determine the time period of future tax consequences. For additional information regarding income taxes, see Note 8 to our audited combined financial statements included herein.

Off Balance Sheet Arrangements

At December 31, 2011, we had no significant off-balance sheet arrangements other than for $2 million of outstanding letters of credit with financial institutions covering performance and financial guarantees per contractual requirements with certain customers. These letters of credit may be drawn upon in the event of Engility’s nonperformance.

Quantitative and Qualitative Disclosures About Market Risk

Engility has limited exposure to foreign currency exchange risk as the substantial majority of the business is conducted in U.S. dollars. As a business within L-3, Engility has not directly experienced exposure to the impacts of certain market risks, including those related to equity price risk and interest rate risk. In the future, we expect impacts from any changes in market conditions to be minimized through our normal operating and financing activities.

Legal Proceedings and Contingencies

We are engaged in providing services under contracts with the U.S. Government and, to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, periodically, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under U.S. Government procurement regulations, an indictment by a federal grand jury, or an administrative finding against us as to our present responsibility to be a U.S. Government contractor or subcontractor, could result in the suspension for a period of time from eligibility for awards of new government contracts or task orders or in a loss of export privileges. A conviction, or an administrative finding that satisfies the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specified term.

We are also subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to our businesses. Furthermore, in connection with certain business acquisitions, we have assumed some or all claims against, and liabilities of, such acquired businesses, including both asserted and unasserted claims and liabilities. For a description of our legal proceedings and contingencies, see “Business—Legal Proceedings” as well as Note 10 to the audited combined financial statements included herein.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to our audited combined financial statements included herein. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates using assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and cost of revenues during the reporting period. The most significant of these estimates relate to the recoverability, useful lives and valuation of identifiable intangible assets and goodwill, income taxes and contingencies. Actual amounts will differ from these estimates and could differ materially. We believe that our critical accounting estimates have the following attributes: (1) we are required to make assumptions about matters that are uncertain and inherently judgmental at the time of the estimate; (2) use of reasonably different assumptions could have changed our estimates, particularly with respect to recoverability of assets, and (3) changes in the estimate could have a material effect on our financial condition or results of operations. We believe the following critical accounting policies contain the more significant judgments and estimates used in the preparation of our financial statements.

Goodwill and Identifiable Intangible Assets. We record goodwill in connection with the acquisition of businesses when the purchase price exceeds the fair values of the assets acquired and liabilities assumed. Generally, the largest intangible assets from the businesses that we acquire are the assembled workforces, which includes the human capital of the management, administrative, marketing and business development, engineering and technical employees of the acquired businesses. Since intangible assets for assembled workforces are part of goodwill in accordance with the accounting standards for business combinations, the substantial majority of the intangible assets for our business acquisitions is recognized as goodwill.

As part of the accounting for our business acquisitions, identifiable intangible assets are recognized as assets if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. The most significant identifiable intangible asset that is separately recognized for our business acquisitions is customer contractual relationships. All of our customer relationships are established through written customer contracts (revenue arrangements). The fair value for customer contractual relationships is determined, as of the date of the acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows for working capital) arising from the follow-on revenues on contract (revenue arrangement) renewals expected from the customer contractual relationships over their estimated lives, including the probability of expected future contract renewals and revenues, less a contributory assets charge, all of which is discounted to present value. Identifiable intangible assets are: (1) tested for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable and (2) amortized over their estimated useful lives as the economic benefits are consumed, ranging from 4 to 30 years. We review and update our estimates of the duration of our customer contractual relationships and consistently consider several factors specific to our existing contracts, including DoD budgets and spending priorities. If such estimates indicate that the duration of the our customer contractual relationships have decreased compared to the estimates made as of the date we acquired these intangible assets, then we accelerate the amortization period for our customer contractual relationships over their remaining useful economic life. Depending on the outcome of: (1) declining DoD budgets that will reduce funding for some of our revenue arrangements, (2) increased competition for our services due to the uncertainty of future U.S. defense budgets and (3) the FY 2013 DoD Plan, which seeks reductions in contractor support services and consolidations of enterprise IT systems as part of an effort to achieve an additional $60 billion of efficiency savings over the next five fiscal years (FY 2013 through FY 2017) our existing contracts, the value of our customer contractual relationships and their estimated useful lives could be adversely affected. Furthermore, depending on the outcome of potential additional cuts of $500 billion for FY 2013 through FY 2021 due to the sequestration process, which becomes effective on January 3, 2013, unless Congress enacts new legislation to rescind them, the value and estimated useful lives of our customer relationships could be further adversely affected.

We review goodwill for impairment at least annually as of November 30 and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable using a two-step process for each reporting unit. A reporting unit is an operating segment, as defined by the segment reporting accounting standards, or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is reviewed by operating segment management. Two or more components of an operating segment may be aggregated and deemed a single reporting unit for goodwill impairment testing purposes if the components have similar economic characteristics.

The first step in the process is to identify any potential impairment by comparing the carrying value of a reporting unit and its fair value. We use a discounted cash flow (DCF) valuation approach to determine the fair value of our reporting units, which is dependent upon estimates for future revenues, operating income, depreciation and amortization, income tax payments, working capital changes, and capital expenditures, as well as, expected long-term growth rates for cash flows. All of these factors are affected by economic conditions related to the U.S. defense industry, as well as, conditions in the U.S. capital markets. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit.

We had five reporting units at December 31, 2011 and four reporting units at December 31, 2010. The composition of our reporting units and associated goodwill balances changed in 2011 as compared to 2010 due to a business realignment that created an additional reporting unit with discrete financial information that is regularly reviewed by segment management. The goodwill amount allocated to each of our reporting units by L-3 was based on their relative fair value or L-3’s historical basis, as appropriate. The aggregate balance of goodwill declined by $77 million to $904 million at December 31, 2011 from $981 at December 31, 2010 due to an impairment charge discussed below.

The table below presents our reporting units by segment, the associated goodwill balance and the excess fair value percentage and dollar amount, at December 31, 2011.

	Goodwill Balance	Excess Fair Value (1)
		%	$
Command and Control Systems & Software	$398	68%	$311
Global Security & Engineering Solutions (GS&ES)	192	88%	199
Engility Services Inc.(2)	75	38%	34

Professional Support Services Segment	$665

Training and Operational Support	$239	180%	$536
Linguist Operations & Technical Support (LOTS)	—	—	—

Mission Support Services Segment	$239

Total goodwill	$904

(1) The excess fair value represents the percentage and dollar amount by which the fair value of a reporting unit must decline before a potential impairment is identified and would require the second step of the goodwill impairment assessment to be performed.

(2) Engility Services Inc. is a separate legal entity and operating business within Engility Holdings, Inc.

We recorded non-cash charges of $77 million and $172 million for the years ended December 31, 2011 and 2010, respectively, for the impairment of goodwill. The goodwill impairment charges were due to a decline in the estimated fair value of the LOTS and GS&ES reporting units, which are part of the Mission Support Services and Professional Support Services segments, respectively, as a result of a decline in their projected future cash flows. The decline in projected cash flows in 2011 and 2010 for the LOTS reporting unit was due to lower expected sales volumes resulting from the drawdown of U.S. military forces from Iraq which began in 2010 and was completed in 2011. The decline in projected cash flows in 2010 for the GS&ES reporting unit was primarily due to increased competition putting pressure on operating margins and cash flow. At December 31, 2011, the GS&ES reporting unit had a remaining goodwill balance of $192 million. There is no remaining goodwill balance for the LOTS reporting unit.

The more significant assumptions used in our DCF valuations to determine the fair values of our reporting units in connection with the goodwill valuation assessment at November 30, 2011 were: (1) detailed three-year cash flow projections for each of our reporting units, which are based primarily on our estimates of future revenues, operating income and cash flows, (2) an expected long-term growth rate for each of our reporting units, which approximates the expected long-term growth rate for the U.S. economy and respective areas of the U.S. defense industry in which our reporting units operate and (3) risk adjusted discount rates, which represents the estimated weighted-average cost of capital (WACC) for each reporting unit and includes the estimated risk-free rate of return that is used to discount future cash flow projections to their present values. There were no changes to the underlying methods used in 2011 as compared to the prior year DCF valuations of our reporting units.

Each reporting unit WACC was comprised of: (1) an estimated required rate of return on equity, based on publicly traded companies with business and economic risk characteristics comparable to each of our reporting units (Market Participants), including a risk free rate of return of 3.06% on the 30-year U.S. Treasury Bond as of November 30, 2011 (4.1% as of November 30, 2010) and an equity risk premium of 6% (5% for 2010) and (2) an after-tax rate of return on Market Participants’ debt, each weighted by the relative market value percentages of Market Participants’ equity and debt. The WACC assumptions for each reporting unit are based on a number of market inputs that are outside of our control and are updated annually to reflect changes to such market inputs as of the date of our annual goodwill impairment assessments, including changes to: (1) the estimated required rate of return on equity based on historical returns on common stock securities of Market Participants and the Standard & Poor’s 500 Index over the prior two-year period, (2) the risk free rate of return based on the prevailing market yield on the 30-year U.S. Treasury bond, (3) the rate of return of Market Participants publically traded debt securities, and (4) the relative market value percentages of Market Participants’ equity and debt.

The table below presents the (1) weighted average risk adjusted discount rate assumptions used in our DCF valuation, (2) estimated average cash flow growth rates in 2012-2014, and (3) weighted average cash flow growth rates for 2015 and 2016 and after 2016 for each of our reportable units.

		Estimated Average Cash Flow Growth Rates
	WACC	2012- 2014 3 Year Average	2015- 2016	After 2016
Reporting Unit
Command and Control Systems & Software	7.1%	(14.6)%	0%	1.0%
Global Security & Engineering Solutions (GS&ES)	7.1%	(10.1)%	0%	1.0%
Engility Services Inc.	7.1%	(20.0)%	0%	1.0%
Training and Operational Support	7.1%	(20.3)%	0%	1.0%
Linguist Operations & Technical Support (LOTS)	7.1%	(50.0)%	0%	1.0%

We consistently consider several factors to determine expected future annual cash flows for our reporting units, including historical multi-year average cash flow trends by reporting unit and the expected future cash flow growth rates for each of our reporting units primarily based on our estimates of future revenues, operating income, and working capital changes. Furthermore, the substantial majority of our reporting units are primarily dependent upon the DoD budget and spending. Historically, approximately 79% of our total 2011 revenues were generated from DoD customers. Accordingly, to determine expected future annual cash flows for our reporting units we also consider: (1) the DoD budget and spending priorities, (2) expansion into new markets, (3) changing conditions in existing markets for our services, (4) possible termination of certain government contracts, (5) expected success in new business competitions and re-competitions on existing business, and (6) anticipated operating margins and working capital requirements. We closely monitor changes in these factors and their impact on the expected cash flow of our reporting units.

In addition to the factors noted in the previous paragraph, our goodwill impairment assessments as of November 30, 2011 assumed a declining DoD budget through 2014 with modest growth beginning in fiscal year 2015, consistent with our 2012 outlook and enacted DoD budget for FY 2012 discussed in industry considerations included herein. However, our current estimates and assumptions may not result in the projected cash flow outcomes due to a number of factors, including:

•

the impact on our businesses of the recent DoD base budget cuts, including $22 billion of cuts in the FY 2012 enacted budget compared to the FY 2012 budget request, and $259 billion of cuts to the proposed DoD base budgets for FY 2013 to FY 2017 compared to the previously proposed DoD base budgets, and their impact on our future results of operations and cash flows; and

•

the outcome of potential additional cuts of $500 billion for FY 2013 through FY 2021 due to the sequestration process, which becomes effective on January 3, 2013, unless Congress enacts new legislation to rescind them.

Our DCF valuation is dependent upon several assumptions and is subject to uncertainties due to uncontrollable events, including future DoD budgets, U.S. government spending priorities for services, general economic conditions, and future strategic decisions concerning our reporting units. A change in any one or combination of the assumptions used in our DCF valuation could negatively impact the fair value of a reporting unit, resulting in additional goodwill impairments. A hypothetical 10% increase in the discount rate or change in the long term growth assumption to 0% would not have resulted in the potential impairment of the goodwill of any of our other reporting units at November 30, 2011.

Valuation of Deferred Income Tax Assets and Liabilities. At December 31, 2011, we had deferred tax assets of $57 million and deferred tax liabilities of $125 million. Deferred income taxes are determined separately for each of our tax-paying entities in each tax jurisdiction. In assessing the need for a valuation allowance, we considered all available positive and negative evidence, including the future reversal of existing temporary timing differences (deferred tax liabilities), taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. Based on our deferred tax liabilities and our estimates of the amounts and timing of future taxable income, we believe that it is more likely than not that we will be able to realize our deferred tax assets. A change in the ability of our operations to continue to generate future taxable income could affect our ability to realize the future tax deductions underlying our deferred tax assets, and require us to provide a valuation allowance against our deferred tax assets. The recognition of a valuation allowance would result in a reduction to net income and, if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

Liabilities for Pending and Threatened Litigation. We are subject to litigation, government investigations, proceedings, claims or assessments and various contingent liabilities incidental to our business or assumed in connection with certain business acquisitions. In accordance with the accounting standards for contingencies, we accrue a charge for a loss contingency when we believe it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. If the loss is within a range of specified amounts, the most likely amount is accrued, and if no amount within the range represents a better estimate we accrue the minimum amount in the range. Generally, we record the loss contingency at the amount we expect to pay to resolve the contingency and the amount is generally not discounted to the present value. Amounts recoverable under insurance contracts are recorded as assets when recovery is deemed probable. Contingencies that might result in a gain are not recognized until realizable. Changes to the amount of the estimated loss, or resolution of one or more contingencies could have a material impact on our results of operations, financial position and cash flows. For a description of our legal proceedings and contingencies, see “Business—Legal Proceedings” as well as Note 10 to the audited combined financial statements included herein.

New Accounting Standards Implemented and Accounting Standards Issued and Not Yet Implemented

For a discussion of new accounting standards implemented, see Note 3, “New Accounting Standards Implemented,” in the audited combined financial statements. For a discussion of accounting standards issued and not yet implemented, see Note 2, “Summary of Significant Accounting Policies,” in the audited combined financial statements included herein.

BUSINESS

Overview

We are a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide. Our business is focused on supporting the mission success of our customers by providing a full range of engineering, technical, analytical, advisory, training, logistics and support services. Our revenues are spread over a diverse mix of activities and services with no single contract accounting for more than 7% of our revenue in 2011. For the year ended December 31, 2011, we had revenues of $2.2 billion, 98% of which was derived from our U.S. Government customers.

We operate in two segments: Professional Support Services and Mission Support Services. The Professional Support Services segment provides Systems Engineering and Technical Assistance (SETA) services, program management support and software engineering lifecycle sustainment and support services. The Professional Support Services segment had 2011 revenues of $1.2 billion. Through our Mission Support Services segment, we provide capabilities such as defense related training, education and support services, law enforcement training, national security infrastructure and institutional development. The Mission Support Services segment had 2011 revenues of $1.0 billion.

Engility, through its predecessor companies, has provided mission critical services to several U.S. Government departments and agencies for over four decades. Our customers include the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Agency for International Development (USAID), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and allied foreign governments. We attribute the strength of our customer relationships to our singular focus on services, our industry-leading capabilities in program planning and management, superior past performance, and the experience of our people and their commitment to the mission. As of December 31, 2011, we employed approximately 9,200 individuals globally and operate in over 70 countries led by an experienced executive team, composed of industry and government veterans.

Our Business Strategy

Our customers turn to us to enhance their capabilities and gain specific expertise on a cost effective basis. Therefore, delivering superior value to our customers is critical to our ability to grow our business, drive earnings and cash flow and create value for our shareholders. The key elements of our strategy include:

•

Expand Our SETA Business. As a “pure-play” service provider, Engility intends to aggressively pursue new SETA business, unconstrained by organizational conflicts of interest (OCI) regulations related to our status as a business unit within L-3. Under the OCI regulations, when a company has provided SETA services for a particular Government program, it may be prohibited from selling products to the U.S. Government under the same program. As enforcement of OCI regulations has become more rigorous over the past four years, we estimate that L-3 ceded or otherwise lost a significant amount of its SETA related revenues due to OCI constraints. In addition, the Engility businesses that were part of L-3, did not pursue various SETA opportunities in the U.S. Government market for Professional, Administrative and Management Support Services due to OCI-related constraints. Moving forward, we intend to aggressively pursue these additional SETA contract opportunities to capture and expand our market share.

•

Streamline Our Operations. Critical to winning greater share in our addressable markets will be our ability to offer services at competitive and affordable prices. Following the spin-off, we expect to significantly reduce our overhead and operating expenses through a number of actions to develop and maintain a streamlined operating structure. These include consolidating our operating units from seven to four, combining administrative functions currently performed by those operating units and re-engineering our managerial processes. We expect that these actions will enable us to reduce our overhead significantly over the next two years as a percent of revenue. We believe our lean organizational structure and processes will enhance our agility and cost competitiveness to better meet the requirements of our customers.

•

Capitalize on our Strengths—Performance, Agility, Expertise. Past performance is a critical factor in sustaining and gaining market share. Our customers look to us as a trusted long-term partner as reflected in our superior re-compete win rates and customer performance evaluations. Our abilities to rapidly and efficiently deploy resources around the world and perform on large-scale, complex programs are also recognized by our customers. In 2011, we achieved 96% of the available performance-based award fees on our cost-plus contracts. We are committed to protecting and enhancing our reputation, developing additional capabilities and investing in our team and customer relationships to create new business opportunities.

•

Transition from our Iraq/Afghanistan Related Programs. We anticipate the drawdown of U.S. Forces from Iraq and Afghanistan will result in the wind down of certain of our programs. We intend to use the cash flow resulting from this wind down to reinvest in new business opportunities. Further, we believe we are well placed to pursue and perform U.S.-funded programs to help stabilize and develop both countries.

•

Maintain Balance Sheet Strength and Liquidity. We will seek to maintain a capital structure that provides the resources and financial flexibility to support our business. At the time of the spin-off, we anticipate having approximately $50 million in total liquidity, consisting of cash and cash equivalents and available borrowings under our senior secured revolving credit facility. Through disciplined capital spending and working capital management, we intend to maximize our cash flows and maintain our strong balance sheet.

Our Strengths

Our competitive strengths are derived from combining technical expertise and innovative operating efficiency with a sophisticated understanding of our markets and knowledge of our customers’ needs. Our core strengths include:

•

Proven Performance and Customer Trust. Long term success in the services business is not possible without the trust and confidence of our customers, which is primarily based on past performance and close interpersonal relationships. For over four decades, our people and ideas have performed important roles in support of and contributed to the success of the U.S. military’s and other government agencies’ missions around the world. The majority of our employees work side-by-side with their government counterparts at customer locations in the United States and around the world, thus developing those critical interpersonal relationships.

•

Leading Market Position. Engility is a leading provider of systems engineering services, training, program management, and operational support to military and civilian government agencies, both in the United States and with allied foreign governments. We believe that our success is based, in part, upon our (1) reputation for integrity, quality and performance with virtually all key current and potential U.S. and foreign customers, (2) world-wide presence in more than 70 countries, which provides a platform for international expansion and growth, and (3) workforce consisting of highly specialized personnel and an employee base of approximately 9,200 professionals across a wide range of skills and expertise.

•

Breadth of Service Capabilities. We are one of the largest government service providers offering a wide breadth of capabilities to our customers. Our 9,200 professionals have deep domain expertise in systems engineering and integration, program management support, defense related and law enforcement training, and education and support services. Further, our culture of performance enables us to rapidly respond to our customers’ immediate and unforeseen requirements. We believe our anticipated streamlined organizational structure will allow us to respond more quickly and efficiently to provide customers with experts and resources that meet their needs around the world.

•

Significant Recurring Contract Base and Diverse Business Mix. As of December 31, 2011, we had an estimated $2.5 billion of funded and unfunded remaining aggregate contract value. We were the prime contractor on 72% of our revenues for the year ended December 31, 2011. We are qualified to compete as a prime contractor for task orders on a large number of U.S. Government-Wide Acquisition and Indefinite Delivery, Indefinite Quantity contract vehicles. In addition, our business is composed of an increasingly wide range of services, which allows us to capitalize on both demand and funding from diverse sources. For the year ended December 31, 2011, our top ten contracts represented approximately 41% of our revenues and no single contract accounted for more than 7% of our revenues.

•

Attractive Business Dynamics. As a leading government services provider, Engility benefits from a favorable mix of cost reimbursable contracts, low capital expenditure requirements and favorable working capital terms to generate strong operating cash flow. Over the past three years, our capital expenditures and working capital as a percentage of total revenues has averaged 0.2% and 9.0%, respectively. Combined with our low fixed cost structure, this provides us with a substantial degree of operating and financial flexibility.

•

Experienced Team with Deep Industry and Market Knowledge. Crucial to Engility’s success is the composition, commitment and the experience of its workforce, which possesses a comprehensive understanding of the operating environment of our core customers. Our senior leadership structure is aligned with the perspectives, strategies and priorities of our primary customers. Collectively, our executives have an average of 32 years of industry, military or government experience, often at the most senior levels. In addition, our understanding of our customers’ operating environment, strategic objectives and underpinning tactical requirements facilitates our ability to plot a strategic approach to expand our share of the national security markets and position ourselves for emerging markets.

Our Business Segments

Within the context of our core competencies, Engility operates in two customer focused segments: Professional Support Services and Mission Support Services.

Professional Support Services

Our Professional Support segment had revenues of $1,205 million, $1,304 million and $1,426 million for the years ended December 31, 2011, 2010 and 2009, respectively, and accounted for 55%, 52%, and 54%, respectively, of our combined revenues. This segment consists of the following major service and support lines:

Systems Engineering and Technical Assistance Services. For over 40 years, Engility has been providing a broad range of SETA services enabling our customers to enhance their capabilities on a cost effective basis while gaining specific expertise to better design, evaluate and implement their programs. Our professionals assist Customer Program Offices to develop and analyze requirements, perform Analysis of Alternatives, conduct capability assessments, and develop program roadmaps. Our areas of expertise include:

•

Systems Engineering and Integration including Requirements Development and Traceability—Our Systems Engineering and Integration business provides qualified staff utilizing a disciplined approach for the definition, implementation, integration and operation of a system. We provide services for a range of systems, including combat systems, health and welfare systems, IT networks and depot-level maintenance, including counter-improvised explosive devices. We emphasize meeting system operational performance requirements over a planned lifecycle within cost and schedule constraints. Our competencies include architecture analysis, planning and research, studies and analyses, modeling and simulation, rapid fielding initiatives, operations management, developing IT networks, databases and software applications.

•

Test and Evaluation—Our Test and Evaluation business performs all aspects of testing and analysis by which a system or components are compared against requirements and specifications. The results are evaluated, among other things, to assess the progress of design, performance and supportability.

Developmental test and evaluation (DT&E) is an engineering tool used to reduce risk throughout the defense acquisition cycle. Operational test and evaluation (OT&E) is the actual or simulated employment, of a system under realistic operational conditions. Engility has supported DT&E and OT&E for a variety of DoD, DHS, and FAA customers, performing a variety of tests, including in management, planning, execution, integration, formal systems, interoperability, regression, reporting, end-to-end testing, and combined test force/integrated test team/integrated process team support.

•

Field Testing and Data Analysis—Our Field Testing and Data Analysis business provides qualified staff developing research reports, white papers, test plans, test reports, monthly status reports and inputs for technology data calls and presentation materials. Our staff also conducts engineering studies and independent analyses to evaluate and/or validate various system design alternatives relative to effectiveness, cost, schedule, performance, reliability, maintainability, availability, usability, and interoperability.

•

Modeling and Simulation—Our Modeling and Simulation (M&S) business supports the DoD, DHS, FAA and National Aeronautics and Space Administration (NASA). Our core capabilities include Weapons Effects modeling, FAA NextGen domain expertise and advanced simulation capabilities that span the entire acquisition management lifecycle as well as advanced M&S techniques in support of various research programs, including NASA. Engility’s M&S personnel possess strong aviation domain expertise and innovative skills that combine to create advanced laboratory and virtual environments necessary for conceptual, operational, technical and investigative assessments.

•

Systems Training Solutions Assessment, Development and Delivery—Our Systems Training Solutions Assessment, Development and Delivery business provides systems training solutions assessment, development and delivery support. In addition, Engility provides training solutions across the DoD with regard to training requirements for several acquisition programs as well as Air Operations Centers and Distributed Mission Operations. We have core competencies in technology training solutions for Command and Control, Command, Control and Communications, Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance, Air Traffic Control and Explosive Ordnance Disposal (EOD).

Program Management Support. Our Program Management Support business provides qualified staff to perform all aspects of Program and Project Management, including support for planning, organizing, securing, and managing resources to achieve specific goals. We provide strategic planning and support to program management offices and business operations. Our areas of expertise include:

•

Financial/Budget Analysis and Management—Our Financial/Budget Analysis and Management business provides qualified staff to perform financial and budget analysis and management for contracts and subcontracts in support of U.S. Government customers. Support ranges from the preparation of budgets for the Planning, Programming, Budgeting and Execution process through the execution of current year funding for the various appropriations. We support the development of project financial data and cost estimates including work breakdown structure development, resource assignment, fiscal tracking, and resource tracking to enable accurate and timely project management.

•

Acquisition Management Support—Our personnel perform all aspects of the acquisition process for our government customers, from pre-procurement planning through contract solicitation, award, administration and closeout. We have provided support for major programs throughout the entire acquisition lifecycle, from concept development through fielding, including acquisition support, financial management and budget administration and in-service logistics support. Our expert services include acquisition program management, cost estimating/earned value management, cost estimating/analysis, contract support (pricing/contract management), configuration/data management, and executive-level administration support. Engility personnel routinely assume positions of leadership on integrated government teams.

•

Logistics, Supply Chain Management and Lifecycle Support—Our Logistics, Supply Chain Management and Lifecycle business provides qualified staff to support logistics and full lifecycle support for contracts and subcontracts for government customers, including acquisitions logisticians that integrate lifecycle logistics in equipment procurement. We participate in lifecycle management IPTs for various products, create/move logistics staffing actions and coordinate system evaluations for all products to stakeholders worldwide.

Software engineering lifecycle sustainment and management. We provide a comprehensive approach to systems and software engineering and program management services that encompass all aspects of the system engineering and software lifecycle. For example, since 2005, we have provided lifecycle maintenance for the U.S. Army’s premier intelligence, surveillance, and reconnaissance enterprise system—the “Distributed Common Ground System”, which uses the latest Cloud technology to gather, collaborate and share intelligence data to shape combat operations. Similarly, we provide lifecycle sustainment for the “Counterintelligence—Human Intelligence Automated Reporting and Collection System”, an automated tool set for Human Intelligence teams.

Our processes manage programs and projects through all stages of the lifecycle from requirements definition to post-delivery product support. Our software engineering processes comply with the Carnegie Mellon Software Engineering Institute (SEI) Capability Maturity Model Integration Level 3 practices and serve as the foundation for our sustainment capabilities. Through our Organizational Standard Software Process (OSSP), we implement policies, processes, and procedures to satisfy professional and statutory standards, provide reliable schedule and cost estimates, and continuously review our processes to enhance efficacy and bring value to our clients. Through the development, documentation and adherence to policies covering all aspects of the Capability Maturity Model as described by SEI, as well as the incorporation of the DoD Military Standard 499B and INCOSE (International Council on Systems Engineering) Systems Engineering Handbook guidance, our OSSP provides comprehensive guidance for all associated processes including standardized approaches to requirement development and documentation, coding standards, style guides, test plan development, unit testing, and source code and repository management as well as maximizing earned value management. Our systems engineering processes are tightly integrated with, and serve as the basis for, our software engineering lifecycle sustainment and maintenance processes.

We deliver professional services to extend our systems and software engineering activities, ensuring the operational suitability of the products we support for our clients at the end users’ locations. Our field service representatives deliver technical and advisory services, such as system administration; tactical operations center process engineering; on-location web site development and implementation; analysis center operations process engineering; network implementation and operation; database design and implementation; and information assurance procedure development, documentation, and implementation.

Mission Support Services

Our Mission Support segment had revenues of $975 million, $1,217 million and $1,232 million for the years ended December 31, 2011, 2010 and 2009, respectively, and accounted for 45%, 48%, and 46%, respectively, of our combined revenues. This segment consists of the following six major service and support lines:

Military and U. S. Government Mission Support. Engility and its constituent divisions support the U.S. Government and the defense establishment by providing functional competencies and subject matter experts in areas that the Government has not staffed or staffed at less than required levels, such as: (1) providing police personnel to embed with U.S. military formations to advise military leaders of law enforcement/public security considerations during the conduct of military operations; (2) providing logistical mission support to U.S. training facilities overseas; and (3) providing instructors and subject matter experts to the Department of Defense Information School.

Defense related training, education and support services. Training is critical to develop the capacities of our customers’ defense institutions to meet and overcome the challenges of a rapidly changing world. Engility supports military training with a wide range of professional staff and consulting services. Around the world, we train individual soldiers and operational units, and we assist the U.S. Armed Forces in developing and implementing doctrine-based training systems and programs. In addition, Engility is one of the U.S. military’s leading providers of comprehensive leader development programs. These programs provide the military with continuous, sequential and progressive leader development in all three environments: institutional (i.e., a traditional classroom environment), operational (i.e., the practical application of institutional training in mission operations) and self-development (i.e., the process of continual self-assessment and improvement assisted by mentoring). Our training professionals bring years of practical leadership and demonstrated expertise in all facets of the profession of arms.

Engility uses the same rigorous methodology for training foreign militaries that we have helped develop and provided for America’s armed forces. Operating in strict compliance with Government licensing requirements, we have trained defense institutions and militaries in countries ranging from Bosnia, Croatia, Macedonia and Montenegro to Kuwait, Equatorial Guinea, Iraq and Afghanistan. Engility has also been a leader in building effective training systems in foreign countries so that the countries themselves can assume full responsibility for training their militaries. As a result, we are adept at range and training area design and construction, mission-based training management systems development, and the tasks, conditions and standards by which countries can measure the training and readiness of their armed forces. We have also assisted foreign countries in the deployment of increasingly sophisticated simulators and simulations, complementing their live training programs to include programs in non-security sectors.

Law enforcement training, education and support services. We have also applied our defense related training competencies to law enforcement markets. Engility is one of the nation’s leading providers of law enforcement training, support and technical services to international customers, and we hold the two most significant contracts through which the U.S. trains foreign police. Our teams work in partnership with the host countries to customize training programs that will be sustainable. Our areas of focus include: strategic and operational assessments and planning, organizational development, recruitment, administrative policies and procedures, management, criminal investigations, forensics, accountability systems, and training and police academy development.

Capacity Building. Engility provides comprehensive, integrated programs that help organizations, institutions and governments abroad develop the capacity to fulfill their legally-mandated functions without extraordinary external oversight. Beginning with our program in Bosnia, we have developed and applied our capacity building methodology in institutions ranging from peacekeeping capabilities for numerous African nations to public and national security establishments in more than a dozen countries around the world.

Our capacity building expertise is a core strength that provides significant potential for growth, particularly in post-conflict environments where the basic instruments and institutions of government have either been destroyed or never existed in the first place.

International Development and Support to USAID. Through its wholly owned subsidiary, International Resources Group Ltd. (IRG), Engility helps foreign governments, the private sector, communities, and households manage critical resources to build a cleaner, safer, and more prosperous world. Since its formation in 1978, IRG has completed over 850 contracts with USAID in 140 countries, delivering high-quality, cost-effective services that promote positive economic growth, institutional and social change, and intelligent use of resources-human, physical, environmental, and financial.

Linguist Services. Engility’s Translation and Interpretation business provides a full range of language services in support of military, intelligence and law enforcement operations as well as document translation and exploitation services. Since 1999, Engility has been a preeminent provider of language support services for the DoD and the intelligence community, and has recruited and deployed tens of thousands of linguists to support overseas contingency operations.

Counter IED analytical operational support. Improvised Explosive Devices (IEDs) have emerged as one of the primary threats to the lives of soldiers and civilians in both counter-insurgency and counter-terrorism environments. In response to this threat, we provide counter-IED and EOD analytical, operational and exploitation requirements. As a trusted advisor to DoD, we have an extensive and successful track record of working with our customers at overseas deployed locations and in war zones worldwide. Moreover, our IED expertise complements the training that we conduct for U.S. forces at the Kuwait Training Center. Much of this training focuses on counter-IED tactics, techniques and procedures.

Asset Forfeiture Support. We provide staffing and support services to the agencies of the DoJ, including seized assets management and disposition, program management support, and legal and investigative support services.

Growth Initiatives

Because of our established expertise in a wide variety of mission support roles around the world, Engility is well placed to expand into adjacent markets. Many of our programs already contain logistics components, providing a logical growth path by performing base support, maintenance and logistics programs. While such contracts offer typically lower margins on revenues, they also provide a large cost base for the absorption of company costs, helping make us even more competitive for other, higher margin programs. Building upon our strong presence around the world on behalf of USAID and the DoS, we will pursue emerging opportunities in “Smart Power” which fosters stability and peace through a combined approach to address security and development issues in third world countries. Such work includes assisting third world countries to develop clean and efficient energy sources. Finally, our established engineering and program management capabilities enable us to expand into other professional services areas, such as architect and engineering services.

Our History

Engility Holdings, Inc. traces its roots to the earliest days and first service offerings of L-3, and back as far as 1969 for its foundational companies. Our foundational business entities within L-3 were L-3 Communications ILEX Systems, Inc. (founded in 1985; acquired in 1998), MPRI, Inc. (founded in 1987; acquired in 2000), Engineering and Economic Research, Inc. (founded in 1998; acquired in 2001) and The Titan Corporation (founded in 1969; acquired in 2005). In late 2007, these businesses were merged with several other L-3 subsidiaries, including SYColeman Corporation, Government Services, Inc. and MKI Systems, Inc. into L-3 Services, Inc., which was subsequently renamed as Engility Corporation. International Resources Group Ltd. was acquired by L-3 in 2008 and at the completion of the spin-off will be a subsidiary of Engility Holdings, Inc.

Customers

The table below presents a summary of our 2011 revenues by end customer and the percent contributed by each to our total 2011 revenues.

	2011 Revenues	% of Total Revenues
	(in millions)
Army	$902	41%
Navy/Marines	634	29
Air Force	135	6
Other Defense	59	3

Total DoD	1,730	79
Other U.S. Government	140	7
U.S. Department of State	134	6
U.S. Department of Justice	123	6

Total U.S. Government	2,127	98
Commercial & International	53	2

Total sales	$2,180	100%

Direct revenues to the end customer represent approximately 72% of our consolidated revenues, and we are a subcontractor or supplier for the remaining 28%. Additionally, approximately 65% of our DoD sales for 2011 were direct to the customer, and approximately 35% were indirect through other prime system contractors and subcontractors of the DoD.

Our revenues are predominantly derived from providing services under contracts (revenue arrangements) with agencies of, and prime system contractors to, the U.S. Government. Various U.S. Government agencies and contracting entities exercise independent and individual purchasing decisions, subject to annual appropriations by the U.S. Congress. For the year ended December 31, 2011, our five largest contracts generated 26% of our consolidated revenues.

We also have established relationships and programs with selected foreign governments that are approved by the United States Government. These include countries on five continents.

International Sales

Our sales to customers outside the United States were $18 million, or 0.8% of total net sales, in 2011. Our sales to customers outside the United States include foreign military sales through the U.S. Government. Our sales and income from international operations and investments are subject to U.S. Government laws, regulations and policies, including the International Traffic in Arms Regulations (ITAR) and the Foreign Corrupt Practices Act and the export laws and regulations described below, as well as foreign government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulation, including import-export control, investments, exchange controls, repatriation of earnings and requirements to expend a portion of program funds in-country.

Competition

We compete against many companies in the U.S. defense industry, but primarily against large, multi-segmented companies such as Lockheed Martin, General Dynamics, Northrop Grumman and Raytheon, specialized services companies such as SAIC, Booz Allen, DynCorp, TASC, ManTech, AECOM, ITT Exelis, CSC, Cubic and CACI, as well as many other large and small entities with expertise in various specialized areas. Intense competition and long operating cycles are both key characteristics of our business and the defense industry. It is common in this industry for work on major programs to be shared among a number of companies. A company competing as a prime contractor may, upon ultimate award of the contract to another party, serve as a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and, simultaneously, perform as a supplier to or a customer of such competitor on other contracts.

Our success in the competitive defense industry depends upon our ability to develop and market our services, as well as our ability to provide the people, planning and resource management, technologies and financial capacity needed to deliver those services with maximum efficiency. The services markets is generally more labor intensive with competitive margin rates and contract periods of shorter duration. Our ability to successfully compete in the services markets depends on a number of factors; the most important of which is the capability to deploy skilled professionals at competitive prices across the diverse spectrum of these markets. Accordingly, we have implemented various workforce initiatives to ensure our success in attracting, developing and retaining sufficient resources to maintain or improve our competitive position within these markets. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many industries.

Employees

As of December 31, 2011, we employed approximately 9,200 full-time and part-time employees, 79% of whom were located in the United States. The success of our business is, to a large extent, dependent upon the knowledge of our employees and on the management, contracting, engineering and technical skills of our employees. We believe that relations with our employees are positive.

Backlog and Orders

On December 31, 2011, total backlog was $887 million compared with $1,025 million at the end of 2010. Approximately 91% of backlog at December 31, 2011, is expected to be converted into revenue in 2012.

We define funded backlog as the value of funded orders received from customers, less the cumulative amount of revenues recognized on such orders. We define funded orders as the value of contract awards received from the U.S. Government, for which the U.S. Government has appropriated funds, plus the value of contract awards and orders received from customers other than the U.S. Government. The table below presents our funded backlog, percent of funded backlog at December 31, 2011 expected to be recorded as revenues in 2012 and funded orders for each of our reportable segments.

	Funded Backlog at December 31,		Percentage of Funded Backlog at December 31, 2011 Expected to be Recorded as Revenues in 2012	Funded Orders
	2011	2010		2011	2010
	(in millions)			(in millions)
Reportable Segment:
Professional Support Services	$501	$618	88%	$1,090	$1,362
Mission Support Services	386	407	94%	948	1,094

Consolidated	$887	$1,025	91%	$2,038	$2,456

Our funded backlog does not include the full potential value of our contract awards, including those pertaining to multi-year, cost-plus type contracts, which are generally funded on an annual basis. Funded backlog also excludes the potential future orders and related revenues from unexercised priced contract options that may be exercised by customers under existing contracts and the potential future orders and related revenues of purchase orders that we may receive in the future under indefinite quantity contracts or basic ordering agreements during the term of such agreements.

Regulatory Matters

We act as a prime contractor or major subcontractor for numerous U.S. Government programs. As a result, we are subject to extensive regulations and requirements of the U.S. Government agencies and entities which govern these programs, including with respect to the award, administration and performance of contracts under such programs. We are also subject to certain unique business risks associated with U.S. Government program funding and appropriations and U.S. Government contracts, and with supplying technologically advanced, cutting-edge defense-related products and services to the U.S. Government.

U.S. Government contracts generally are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government, agency-specific regulations that implement or supplement FAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. A contractor’s failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination, and the assessment of penalties and fines and lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time. In addition, government contractors are also subject to routine audits and investigations by U.S. Government agencies such as the Defense Contract Audit Agency (DCAA). These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor’s compliance with its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems.

U.S. Government programs generally are implemented by the award of individual contracts and subcontracts. Congress generally appropriates funds on a fiscal year basis even though a program may extend across several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. The contracts and subcontracts under a program generally are subject to termination for convenience or adjustment if appropriations for such programs are not available or change. The U.S. Government is required to equitably adjust a contract price for additions or reductions in scope or other changes ordered by it.

We are also involved in U.S. Government programs which are classified by the U.S. Government and cannot be specifically described in this Information Statement. The operating results of these classified programs are included in our financial statements. The business risks and considerations associated with these classified programs generally do not differ materially from those of our other U.S. Government programs and products, and are subject to the same oversight and internal controls as other U.S. Government programs.

We are subject to government regulations and contract requirements which may differ from U.S. Government regulation with respect to our revenues from non-U.S. customers. Revenues and income from international operations and investments are subject to U.S. Government laws, regulations and policies, including the ITAR and the Foreign Corrupt Practices Act and export laws and regulations, as well as foreign government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulation, including import-export control, investments, exchange controls, repatriation of earnings and requirements to expend a portion of program funds in-country.

Contracts

Approximately 98% of our revenues are generated from contracts (revenue arrangements) that require us to perform services that are not related to production of tangible assets and are covered by accounting standards for revenue arrangements with commercial customers. These revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectability is reasonably assured. Approximately 2% of our revenues are generated from contracts (revenue arrangements) that are covered by contract accounting standards. These revenues are recognized based on a percentage-of-completion method of accounting.

Generally, the sales price arrangements for our contracts are cost-plus, time-and-material, or fixed-price type. Commensurate with the greater levels of risk we assume on a fixed-price type contract, fixed-price type contract typically offers a higher profit margin potential than a cost-plus type or time-and-material type contract.

On a cost-plus type contract (revenue arrangement), we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. Cost-plus type contracts with award fee provisions are our primary variable contract fee arrangement. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria. Revenue and profit on award fees are recorded when awarded by the customer. The table below presents our revenues from cost-plus type contracts with award fees and the percentage of available performance-based award fees we achieved for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Revenue from cost-plus contracts with award fees	$170	$267	$365
Percentage of available performance-based award fees achieved	96%	89%	95%

On a time-and-material type contract (revenue arrangement), we are paid on the basis of direct labor hours expended at specified fixed-price hourly rates (that include wages, overhead, allowable general and administrative expenses and profit) and materials at cost. Therefore, on cost-plus type and time-and-material type contracts we do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts.

Revenues for fixed-price service contracts that do not contain measurable units of work performed are generally recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Revenues for fixed-price service contracts that contain measurable units of work performed are generally recognized when the units of work are completed. Revenues for fixed-price type contracts covered by contract accounting standards are recognized using a ratio of actual cumulative costs incurred to total estimated costs at completion of the contract multiplied by the total estimated contract revenue, less cumulative revenue recognized in prior periods. On a fixed-price type contract we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract.

The table below presents the percentage of our total sales generated from each contract-type for the years ended December 31, 2011, 2010, and 2009.

	Year Ended December 31,
Contract-Type	2011	2010	2009
Cost-plus	48%	39%	34%
Time-and-material	28%	36%	39%
Fixed price	24%	25%	27%

Total sales	100%	100%	100%

Many of our cost-plus, time-and-material and fixed price type contracts are also indefinite delivery, indefinite quantity (IDIQ) type contracts. Revenues from IDIQ contracts were 81%, 80% and 78% of our revenues in 2011, 2010 and 2009. IDIQ contracts are typically awarded to multiple contractors and the award of an IDIQ contract does not represent a firm order for services. Generally, under an IDIQ contract, the government is not obligated to order a minimum of services or supplies from its contractor, irrespective of the total estimated contract value. Furthermore, under a multi-award IDIQ program, the customer develops requirements for task orders that are competitively bid against all of the contract awardees. However, many contracts also permit the government customer to direct work to a specific contractor.

Properties

We lease properties related to our operations in approximately 117 locations consisting of approximately 1.39 million square feet and own properties related to our operations at two (2) locations consisting of approximately 42,600 square feet. Management believes that all of our properties have been well maintained, are in good condition, and are adequate to meet our current contractual requirements. Our reportable segments have major operations at the following locations:

•	Professional Support Services: Huntsville, Alabama; San Diego, California; Aberdeen, Maryland; Lexington Park, Maryland; Billerica, Massachusetts; Mount Laurel, New Jersey; Chantilly, Virginia.

•	Mission Support Services: Washington, D.C.; Alexandria, Virginia

A summary of square footage of our major operations by reportable segment is presented below.

Segment	Property Type	Square feet
Professional Support Services	Leased	461,682
Mission Support Services	Leased	183,484

Total	Leased	645,166

Legal Proceedings

The Company is subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to its businesses. Furthermore, in connection with certain business acquisitions, the Company has assumed some or all claims against, and liabilities of, such acquired businesses, including both asserted and unasserted claims and liabilities. Although we cannot predict the outcome of these and other proceedings, including the case below, with certainty, we believe that they will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Al-Quraishi. On May 5, 2008, seventy-two plaintiffs who had purportedly been detained in certain Iraqi prisons filed suits alleging that Engility Corporation (f/k/a L-3 Services, Inc.) (a company that will be a subsidiary of Engility following the spin-off) and other defendants either participated in, approved of, or condoned the mistreatment of prisoners by United States military officials, and are seeking recovery on a variety of legal theories based upon U.S. Federal law, state law, treaty obligations and the Alien Tort Statute. These cases were consolidated in the U.S. District Court for the District of Maryland (the “MD Trial Court”). The complaint seeks unspecified monetary damages, including punitive damages and legal fees. On July 29, 2010, the MD Trial Court denied Engility Corporation’s motion to dismiss the complaint. On May 11, 2012, the U.S. Court of Appeals for the Fourth Circuit (the “Fourth Circuit”) sitting en banc denied Engility Corporation’s appeal of this decision on the basis that the Fourth Circuit lacked interlocutory jurisdiction to hear the appeal, and remanded the case to the MD Trial Court. On June 21, 2012, the Fourth Circuit denied Engility Corporation’s motion to stay the Fourth Circuit’s en banc ruling pending the filing and resolution of a petition for a writ of certiorari at the Supreme Court of the United States. Engility Corporation is unable to estimate a range of loss, if any, that is reasonably possible for this matter because: (1) the proceedings are in the early stages, as they have not progressed beyond consideration of Engility Corporation’s pre-answer motions, (2) there are significant factual issues to be resolved, as no discovery has taken place, and plaintiffs have not yet been required to provide any evidence to support the allegations set forth in their complaint, (3) plaintiffs have not claimed a specific amount of money damages, and have not yet been required to provide any evidence of damages alleged to have been suffered, and (4) there are significant legal issues to be resolved, including whether punitive damages can be awarded under applicable law.

MANAGEMENT

Our Executive Officers

The following table sets forth the information as of June 20, 2012 regarding the individuals who are expected to serve as our executive officers and their anticipated titles following the spin-off. After the spin-off, none of these individuals will continue to be employees of L-3. Additional executive officers will be appointed prior to the spin-off and information concerning those executive officers will be included in an amendment to this Information Statement.

Name	Age	Position(s)
Anthony Smeraglinolo	59	President and Chief Executive Officer
Michael J. Alber	55	Senior Vice President and Chief Financial Officer
Bantz J. Craddock	62	President, Mission Support Services
John E. Heller	49	President, Professional Support Services
Thomas O. Miiller	56	Senior Vice President, General Counsel and Corporate Secretary
Craig R. Reed	52	Senior Vice President, Strategy and Corporate Development
Randall J. Redlinger	55	Vice President, Business Operations
Michael D. Dallara	38	Vice President, Administration
Thomas J. Murray	62	Vice President, Human Resources

Anthony Smeraglinolo—Mr. Smeraglinolo is expected to serve as our President and Chief Executive Officer. Mr. Smeraglinolo rejoined L-3 in December 2010 and currently serves as Executive Vice President, L-3 Services Group, and Acting President, Command & Control Systems and Software division, L-3 Services Group. He had previously served as President of the L-3 Services Group’s Intelligence Solutions Division from 2005 to 2008. From 2008 to 2010 he had been President of the Global Stabilization and Development Solutions division for Dyncorp International. Prior to joining L-3 in 2005 he spent more than 25 years with Harris Corporation, holding leadership positions in finance, program management, business development and operations. He was also senior vice president of business operations at DRS Technologies. Mr. Smeraglinolo has a Master of Business Administration from Florida Institute of Technology and a Bachelor’s degree in Business Management from Fairfield University in Connecticut.

Michael J. Alber—Mr. Alber joined L-3 Services Group in May 2012, and is expected to serve as our Senior Vice President and Chief Financial Officer. Prior to joining L-3 Services Group, Mr. Alber served as Chief Financial Officer and Treasurer at Alion Science and Technology Corporation from 2008 to 2012, and previously, acting Chief Financial Officer. Prior to joining Alion in 2008, Mr. Alber was with Science Applications International Corporation for 17 years, where served in positions of increasing responsibility, and most recently, as Senior Vice President and Group Controller. Earlier in Mr. Alber’s career, he held senior finance and contract-related positions with Network Solutions Inc., GeoTrans Inc. and System Development Corporation. Mr. Alber received his Bachelor of Science degree from George Mason University in Business Administration and recently completed an Advance Management Program (AMP) at Georgetown University’s McDonough School of Business.

Bantz J. Craddock—General Bantz J. Craddock (USA, Ret.) is expected to serve as our President of Mission Support Services division. GEN Craddock has served as the President of the MPRI division of L-3 Services Group since January 2010. Prior to joining L-3, he served as the Supreme Allied Commander, Europe and the Commanding General of United States European Command, executive leadership assignments that were the culmination of a 38 year career of military service to the nation. GEN Craddock is a graduate of West Virginia University, holds a Masters of Military Arts and Sciences from the U.S. Army Command and General Staff College. He is the recipient of many U.S. military and international awards and decorations and is a member of the Council on Foreign Relations and serves on the Board of Directors of the Atlantic Council.

John E. Heller—Mr. Heller joined L-3 Services Group in April 2012, and is expected to serve as our President of Professional Support Services division. Prior to joining L-3 Services Group, Mr. Heller served as

President of Harris IT Services, a wholly owned subsidiary of Harris Corporation, from July 2010 to April 2012. From June 2007 to July 2010, Mr. Heller served as Vice President & General Manager of DoD Programs for Harris IT Services, which he joined as a result of the acquisition of Multimax Inc. by Harris. At Multimax, Mr. Heller served as President and Chief Operating Officer from June 2006 to June 2007. From 2004 to 2006, Mr. Heller was President and Chief Executive Officer of Netco Government Services Inc., where he led the acquisition and integration of Multimax into Netco. Earlier, Mr. Heller was President and Chief Executive Officer of Rentport Inc., a principal for private equity firm TenX Capital Management, and held a senior management position with Answerthink Consulting. Mr. Heller started his business career at Deloitte & Touche Consulting after serving five years as a logistics officer in the United States Army. Mr. Heller is a graduate of the United States Military Academy at West Point and holds a master of business administration degree from the University of Pittsburgh. Mr. Heller sits on the Business Alumni Association Board of Directors for the Joseph M. Katz Graduate School of Business and College of Business Administration at the University of Pittsburgh.

Thomas O. Miiller—Mr. Miiller is expected to serve as our Senior Vice President, General Counsel and Corporate Secretary. Mr. Miiller has served as Senior Vice President and General Counsel of L-3 Services Group since he rejoined L-3 in December 2004. He had previously served in various legal positions within L-3 and its predecessor companies from 1987 through 2000. In the years prior to rejoining L-3, Mr. Miiller was Senior Vice President, General Counsel and Secretary of Allied Aerospace, Inc., a privately held defense aerospace company. Before joining L-3 in 1987, Mr. Miiller was an attorney in the Dykema Gossett law firm in Washington D.C. Mr. Miiller has a Bachelor’s degree in Political Science from the University of Utah and a Juris Doctor’s degree from the National Law Center, George Washington University.

Craig R. Reed—Dr. Reed joined L-3 Services Group in April 2012, and is expected to serve as our Senior Vice President, Strategy and Corporate Development. Previously, Dr. Reed was the Founder and Managing Member of Growth Strategy Leaders LLC from June 2011 to April 2012, Senior Vice President for Strategy and Corporate Development for DynCorp International from December 2008 to February 2011, and Vice President of Strategic Planning & Business Development for Northrop Grumman Mission Systems Intelligence Systems Division from June 2005 to December 2008. Earlier in his career, Dr. Reed was a managing director for CSP Associates Inc., served as a senior political appointee at the US Department of Energy, and spent 17 years in increasingly responsible strategy, business development and government relations positions with Lockheed Martin and its predecessor companies. Dr. Reed has a Bachelor’s degree in Political Science and Psychology from the State University of New York at Albany, a Master of International Affairs in International Security Studies and International Business from Columbia University, and PhD in Public Policy from George Washington University.

Randall J. Redlinger—Mr. Redlinger is expected to serve as our Vice President of Business Operations and Corporate Ethics Officer. Mr. Redlinger has served as Vice President of Security since joining L-3 Services Group in June 2007, and was further appointed Group Ethics Officer in April 2011. Prior to joining L-3 Services Group, Mr. Redlinger had a distinguished 32 year career with the United States Air Force, and mostly recently served as Deputy Executive Director of the Air Force Office of Special Investigations. Mr. Redlinger holds a bachelors of science degree in education (BSE) from Southern Illinois University, and is the recipient of numerous U.S. military and federal civil service awards and decorations, including the Bronze Star Medal for service in Iraq.

Michael D. Dallara—Mr. Dallara is expected to serve as our Vice President, Administration. Mr. Dallara currently serves as Director, Corporate Development, STRATIS division, of L-3 Services Group, and has previously served in various operations and financial management roles within L-3 Services Group’s Intelligence Solutions Division since 2006. Prior to joining L-3 Services Group, Mr. Dallara spent ten years with Harris Corporation, holding staff and management positions in finance and business operations. Mr. Dallara received a master’s degree in national resource strategy from the National Defense University in Washington, D.C. and a bachelor’s degree in Business Administration from the University of Florida.

Thomas J. Murray—Mr. Murray joined L-3 Services Group in June 2012, and is expected to serve as our Vice President, Human Resources. Prior to joining L-3 Services Group, Mr. Murray served as Vice President of Human Resources for BAE Systems Intelligence & Security sector, beginning in 2010, and held other Human Resources leadership positions with the same organization since 2000. These positions included Vice President roles in the Information Solutions business area from 2009 to 2010, Vice President of the Customer Solutions Operating Group from 2006 to 2009 and Director of the Communications, Navigation, Information and Reconnaissance business area from 2000 to 2006. Prior to joining BAE Systems, Mr. Murray spent four years with Lockheed Martin, six years with Loral Corporation and eleven years with Amstar Corporation. Mr. Murray holds a bachelor’s degree from Providence College and masters of business administration degree from the University of Pennsylvania.

Our Board of Directors

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the spin-off. Additional directors will be appointed prior to the spin-off and information concerning those directors will be included in an amendment to this Information Statement. See “—Our Executive Officers” for Mr. Smeraglinolo’s biographical information.

Name	Age	Position(s)
Edward P. Boykin	73	Chairman
Anthony Smeraglinolo	59	Director
Darryll J. Pines	47	Director
Anthony Principi	68	Director
Charles S. Ream	68	Director
David A. Savner	68	Director
William G. Tobin	74	Director

Edward P. Boykin—Mr. Boykin will serve as Chairman on our Board of Directors. Mr. Boykin was President and Chief Operating Officer of Computer Sciences Corporation, an information technology services company, until his retirement in 2003. Mr. Boykin spent 37 years at Computer Sciences Corporation. Prior to becoming President and Chief Operating Officer, he held a number of senior management positions including, President of its Financial Services Group from 1998 through 2001, President of Pinnacle Alliance from 1996 through 1998, President of its Technology Management Group from 1993 through 1996 and President of CSC Credit Services, Inc. from 1988 through 1996. Prior to joining Computer Sciences Corporation in 1966, Mr. Boykin was an aerospace engineer at NASA. Mr. Boykin is a Director and a Member of the Audit Committee of Teradata Corporation. He also serves as a Director, Audit Committee Chair, and Member of the Executive Committee and Directors and Governance Committee of NCR Corporation. He served as Chairman and Director of Capital TEN Acquisition Corporation during 2007. Mr. Boykin was previously a Director of Plus One Solutions, Inc. from 2008 through 2009. Mr. Boykin received a Bachelor of Science in Mathematics from the University of Houston and completed graduate work in Mathematics at the University of Alabama at Huntsville.

Darryll J. Pines—Dr. Pines will serve as a Director on our Board of Directors and as member of the Audit Committee and the Nominating/Corporate Governance Committee. Dr. Pines is Dean of the Clark School of Engineering at the University of Maryland and the Farvardin Professor of Aerospace Engineering. Prior to becoming Dean of the Clark School of Engineering, Dr. Pines served as Chair of the Department of Aerospace Engineering from 2006 through 2009 and as a Professor and Assistant Professor in the Clark School of Engineering from 1995 through 2003. From 2003 through 2006, Dr. Pines also served as Program Manager of the Tactical Technology Office and Defense Sciences Office for Defense Advanced Research Projects Agency (DARPA). Dr. Pines received a Bachelor of Science in Mechanical Engineering from the University of California at Berkley, and a Master of Science and Ph.D. in Mechanical Engineering from the Massachusetts Institute of Technology.

Anthony Principi—Mr. Principi will serve as a Director on our Board of Directors and as member of the Compensation Committee and the Nominating/Corporate Governance Committee. Mr. Principi serves as

Principal of the Principi Group. From 2005 through 2010, he was Senior Vice President of Government Relations of Pfizer, Inc. Prior to joining Pfizer, Inc., Mr. Principi served as Secretary of the U.S. Department of Veterans Affairs from 2001 through 2005. In 2005, he served as the Chairman of the Defense 2005 Base Realignment and Closure Commission. Prior to becoming Secretary of the U.S. Department of Veterans Affairs, Mr. Principi was President of QTC Medical Services Inc. from 1999 through 2001 and Senior Vice President of Lockheed Martin IMS from 1995 through 1996. Prior to joining Lockheed Martin IMS, Mr. Principi was Chief Counsel and Staff Director of the U.S. Senate Armed Services Committee from 1993 through 1994, and was Chief Counsel and Staff Director of the U.S. Senate Committee on Veterans’ Affairs from 1984 through 1988. Mr. Principi serves as Director and Member of Corporate Governance and Compensation and Evaluation Committees of Mutual of Omaha. Mr. Principi served as Executive Chairman of QTC Management, and was a Director of Perot Systems Corporation. Mr. Principi received a Bachelor of Science from the U.S. Naval Academy and a Juris Doctor from Seton Hall University School of Law.

Charles S. Ream—Mr. Ream will serve as a Director on our Board of Directors and as chair of the Audit Committee and member of the Compensation Committee. Mr. Ream was Executive Vice President and Chief Financial Officer of Anteon International Corporation until his retirement in 2006. Prior to joining Anteon International Corporation in 2003, Mr. Ream was Senior Vice President and Chief Financial Officer of Newport News Shipbuilding, Inc. from 2000 through 2001. Prior to joining Newport News Shipbuilding, Mr. Ream served as Senior Vice President of Finance of Raytheon Systems Company from 1998 through 2000, and served as Chief Financial Officer of Hughes Aircraft Company from 1994 through 1997. Prior to joining Hughes Aircraft Company, Mr. Ream was a Partner at Deloitte & Touche LLP. Mr. Ream serves as Audit Committee Chairman and Member of Compensation Committee of Aeroflex Holdings Corp. Mr. Ream serves as an Advisory Board Member of Pragmatics, Inc. Mr. Ream also serves as a Director of SI Organization, a portfolio company of Veritas Capital. Mr. Ream served as a Director of Vangent, Inc., Allied Defense Group, Inc., Stanley, Inc., DynCorp International, Inc. and Stewart & Stevenson Services, Inc. Mr. Ream received a Bachelor of Science in Accounting from the University of Arizona and a Master of Accounting from the University of Arizona.

David A. Savner—Mr. Savner will serve as a Director on our Board of Directors and as chair of the Nominating/Corporate Governance Committee. Mr. Savner is a Partner with the law firm of Jenner & Block LLP, and a member of its Corporate Practice. Prior to rejoining Jenner & Block, Mr. Savner was Senior Vice President, General Counsel, and Secretary of General Dynamics from 1999 to 2009. Prior to joining General Dynamics, Mr. Savner was a Partner of Jenner & Block, and Chair of its Corporate Practice. Mr. Savner received a Bachelor of Arts from Northwestern University and a Juris Doctor from Northwestern University School of Law.

William G. Tobin—Mr. Tobin will serve as a Director on our Board of Directors and as chair of the Compensation Committee and member of the Audit Committee. Mr. Tobin is Managing Director of The Marymont Group. Prior to joining The Marymont Group, Mr. Tobin was Managing Director and Chairman of the Defense & Aerospace practice of Korn/Ferry International from 1986 through 2003. From 1981 through 1985, Mr. Tobin was Founding Partner of The Tobin Group, a management consulting group. Prior to founding The Tobin Group, Mr. Tobin served as an officer in the U.S. Army for 20 years. Mr. Tobin is a former Director of DynCorp International, Inc., Integrated Defense Technology, Vertex Aerospace and WorldStore International, and a former Advisory Board Member of Veritas Capital. Mr. Tobin received a Bachelor of Science in Engineering from the U.S. Military Academy, West Point, a Master of Arts in International Relations from the Elliot School of International Affairs at George Washington University and a Masters of Business Administration from Long Island University.

Board of Directors Composition

We sought to ensure that the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board of Directors to satisfy its oversight responsibilities effectively.

When considering whether the Board’s directors have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, we focused primarily on the information discussed in each of the Board members’ biographical information set forth in “—Our Board of Directors” above. In particular,

•	with regards to Mr. Boykin, he has extensive leadership and management experience in the information technology services industry. Mr. Boykin has also served as a Director of other public companies;

•	with regards to Dr. Pines, he has extensive experience in aerospace engineering. Dr. Pines has served in a number of leadership positions in academia and with DARPA;

•

with regards to Mr. Principi, he has extensive legal and government relations experience in the public and private sectors. Mr. Principi has served as Secretary of the U.S. Department of Veterans Affairs and in other senior positions with the U.S. government and in the private sector for over two decades. He also serves as a Director of other private and public companies;

•

with regards to Mr. Ream, he has significant financial and accounting experience in public accounting. Mr. Ream has served as the chief financial officer and in other leadership roles in various companies in the defense and aerospace industry. He has also served as a partner in a “Big Four” public accounting firm and as a Director of other public companies;

•	with regards to Mr. Savner, he has significant legal and management experience. Mr. Savner was the chief legal officer of a prime defense contractor and is a partner with a major U.S. law firm; and

•

with regards to Mr. Tobin, he has significant management and consulting experience and expertise. Mr. Tobin has served in various leadership positions in major leadership and talent consulting firms, and served in the U.S. Armed Forces for two decades. He also has served as a Director of other public companies.

Committees of the Board of Directors

Following the spin-off, the standing committees of our Board of Directors will include an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the Board of Directors from time to time.

Audit Committee. The members of the Audit Committee are expected to be Charles S. Ream (chair), Darryll J. Pines and William G. Tobin. The Audit Committee will have the responsibility, among other things, to meet periodically with management and with both our independent auditor and internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee will appoint or discharge our independent auditor, and review and approve auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of L-3’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website and will be available in print to any shareholder who requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, the Board of Directors has determined that Charles S. Ream possesses accounting or related financial management expertise within the meaning of the NYSE listing standards and that Charles S. Ream qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation Committee. The members of the Compensation Committee are expected to be William G. Tobin (chair), Anthony Principi and Charles S. Ream. The Compensation Committee will oversee all compensation and benefit programs and actions that affect our senior executive officers. The Compensation Committee will also provide strategic direction for our overall compensation structure, policies and programs and will oversee and approve the continuity planning process. The responsibilities of the Compensation Committee, which are anticipated to be substantially identical to the responsibilities of L-3’s Compensation Committee, will be more fully described in the Compensation Committee charter. The Compensation Committee charter will be posted on our website and will be available in print to any shareholder who requests it. Each member of the Compensation Committee will be a non-employee director and there are no Compensation Committee interlocks involving any of the projected members of the Compensation Committee.

Nominating/Corporate Governance Committee. The members of the Nominating/Corporate Governance Committee are expected to be David A. Savner (chair), Darryll J. Pines and Anthony Principi. The Nominating/Corporate Governance Committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating director candidates; identifying, reviewing the qualifications of and proposing candidates for election to the Board of Directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board of Directors. The Nominating/Corporate Governance Committee will also review and recommend action to the Board of Directors on matters concerning transactions with related persons and matters involving corporate governance and, in general, oversee the evaluation of the Board of Directors. The responsibilities of the Nominating/Corporate Governance Committee, which are anticipated to be substantially identical to the responsibilities of L-3’s Nominating/Corporate Governance Committee, will be more fully described in the Nominating/Corporate Governance Committee charter. The Nominating/Corporate Governance Committee charter will be posted on our website and will be available in print to any shareholder who requests it.

Director Independence. Our Board of Directors, upon recommendation of our Nominating/Corporate Governance Committee, is expected to formally determine the independence of its directors following the spin-off. The Board of Directors of L-3 has affirmatively determined that the following directors, who are anticipated to be elected to our Board of Directors, are independent Edward P. Boykin, Darryll J. Pines, Anthony Principi, Charles S. Ream, David A. Savner and William G. Tobin. Our Board of Directors is expected to annually determine the independence of directors based on a review by the directors and the Nominating/Corporate Governance Committee. No director will be considered independent unless the Board of Directors determines that he or she has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the Board of Directors has determined it is in the best interests of the company to adopt categorical independence standards which will be set forth in the Corporate Governance Guidelines. The standards that will be relied upon by the Board of Directors in affirmatively determining whether a director is independent are composed, in part, of those objective standards set forth in the NYSE rules, which generally provide that:

•

A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer, of the company, would not be independent until three years after the end of such relationship.

•

A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•	A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on the company’s audit, a present or former internal or external auditor of the company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•

A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, would not be independent until three years after falling below such threshold.

Compensation of Non-Employee Directors

Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of our Compensation Committee. It is anticipated that such compensation will consist of an annual retainer, an annual equity award, an annual retainer for serving as a Board chairperson, an annual fee for serving as a committee chair and an annual fee for serving as an Audit Committee member, in much the same general configuration as it is currently used by L-3 for the directors of L-3.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Engility is currently a wholly-owned subsidiary of L-3. This Compensation Discussion and Analysis provides detailed information regarding L-3’s compensation programs and decisions for Engility’s principal executive officer and its next three most highly compensated executive officers, based on their compensation with L-3 for the year ended December 31, 2011. These officers are referred to herein as the “named executive officers.” Engility did not have a principal financial officer during 2011.

This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation programs and philosophy will differ after we become a separate public company. As explained under “The Spin-off—Reasons for the Spin-Off,” separation from L-3 will provide us with the flexibility to establish distinct compensation policies to attract, motivate and retain our executives. In connection with the spin-off, Engility’s Board of Directors will form its own Compensation Committee (the “Engility Compensation Committee”) that will be responsible for our future executive compensation programs. Accordingly, our executive compensation programs following the spin-off may differ significantly from the L-3 programs in place during 2011.

Our named executive officers for 2011 are:

•

Mr. Anthony Smeraglinolo, who served as Executive Vice President, L-3 Services Group, and since August 2011 also served as Acting President, Command & Control Systems and Software division of L-3 Services Group. Mr. Smeraglinolo is expected to serve as Engility’s President and Chief Executive Officer upon completion of the spin-off.

•

General Bantz J. Craddock (USA, Ret.), who served as President, MPRI division of L-3 Services Group, and is expected to serve as Engility’s President of Mission Support Services upon completion of the spin-off.

•

Mr. Thomas O. Miiller, who served as Senior Vice President and General Counsel, L-3 Services Group, and is expected to serve as Engility’s Senior Vice President, General Counsel and Corporate Secretary upon completion of the spin-off.

•

Lieutenant General John P. Otjen (USA, Ret.), who served as Acting President, Linguist Operations & Technical Support Division of L-3 Services Group, but is not expected to continue with Engility following the spin-off.

References herein to the named executive officers of Engility following its separation from L-3 do not include LTG Otjen.

Oversight of Executive Compensation Practices

Historically

Our named executive officers currently participate in compensation programs that are established and administered on behalf of L-3 by Michael T. Strianese, L-3’s Chairman, President and Chief Executive Officer; Ralph G. D’Ambrosio, L-3’s Senior Vice President and Chief Financial Officer; and John M. Hill, L-3’s Vice President of Human Resources.

L-3 has an annual compensation review process that has historically taken place during the first quarter of each year, under which it considers and approves base salary increases, annual incentive awards and long-term incentive awards for its business unit executives and employees, including our named executive officers. In connection with this process, Steve Kantor, President of L-3 Services Group (the “Group”), provides recommendations regarding the compensation of our named executive officers for review and approval by

Messrs. Strianese, D’Ambrosio and Hill and also, in the case of Mr. Miiller, by Steven M. Post, L-3’s Senior Vice President, General Counsel and Corporate Secretary (collectively, the “L-3 Corporate Executives”). In addition, the Compensation Committee of L-3’s Board of Directors (the “L-3 Compensation Committee”) approves grants of all long-term incentive awards.

Going Forward

Following the spin-off, it is expected that the Engility Compensation Committee will retain an independent compensation consultant to provide advice and assistance in establishing compensation programs that are specifically designed to attract, motivate and retain Engility executives, including our named executive officers. We also expect that the Engility Compensation Committee will be responsible for reviewing and approving compensation under these programs for the named executive officers.

Objectives, Principles and Components of Executive Compensation Program

Historically

L-3’s executive compensation programs are designed to support L-3’s mission to maximize shareholder value. The specific objectives of L-3’s programs include the following:

•	Alignment—to align the interests of executives and shareholders through equity-based long-term incentive awards.

•	Retention—to attract, retain and motivate highly qualified, high performing executives to lead L-3’s continued growth and success.

•	Performance—to provide rewards commensurate with performance through variable compensation that is dependent upon the executive’s achievements and L-3’s performance.

To achieve these specific objectives, L-3’s executive compensation programs are guided by the following core principles:

•	rewards under annual and long-term incentive plans should be based on L-3’s short-term and long-term financial results and upon increasing shareholder value;

•

executive compensation should be set at competitive levels to attract, retain and motivate highly talented individuals who are necessary for L-3 to achieve its goals, objectives and overall financial success;

•	compensation of each executive should be based on the individual’s role, responsibilities, performance and experience; and

•	executive compensation packages should promote a high pay-for-performance culture through performance-based variable pay.

The following chart provides an overview of the principal components of L-3’s compensation programs.

Element	Purpose	Characteristics
Base Salaries	Compensate executives for their level of responsibility and individual performance. Also helps to attract and retain strong talent.	Fixed component of compensation; eligibility for annual merit increases based on individual performance and positioning relative to market compensation data.

Annual Incentives	Promote the achievement of organizational financial goals, as well as individual goals.	Performance-based cash opportunity; amount earned will vary based on organizational and individual results.

Long-Term Incentives	Promote: (1) stock price appreciation; (2) retention of key executives; and (3) alignment with shareholder interests.	Equity-based awards; amounts earned/realized will vary from the grant date value based on actual stock price performance.

Other Benefits	Provide reasonable benefits and perquisites as part of a competitive compensation package.	Fixed component; however, benefits tied to pay will vary based on performance.

Going Forward

Following the spin-off, it is expected that the Engility Compensation Committee will adopt programs with objectives, principles and components that appropriately reflect Engility’s business needs and strategy.

Factors Considered When Setting Executive Compensation

Historically

When making compensation determinations for executives, L-3 considers a variety of factors, including, among others:

•

The actual financial performance of the executive’s business unit (the executive’s Group or applicable division), as compared to the business unit’s annual internal financial plan and as compared to its performance for the prior year;

•

Individual performance and expected contributions to L-3’s future success, taking into account, among other matters, leadership qualities, relative levels of responsibility within the executive team and long-term potential to enhance shareholder value in a manner consistent with our code of ethics;

•	Changes in economic conditions and the external marketplace;

•	Competitive pay levels for the executive’s position, as described below;

•

The balance between cash and non-cash compensation for the executive in light of general market pay practices (base salary and annual incentives are paid in cash, while restricted stock units and stock options are paid through the delivery of shares of L-3’s common stock); and

•	The prior year’s compensation (base salary, annual incentives and long-term incentives) for the executive.

L-3 reviews competitive pay levels for executives using general industry compensation surveys from Towers Watson (the Towers Watson General Industry Executive Compensation Single Regression Report) and Aon Hewitt (the Aon Hewitt TCM Executive Regression Analysis Survey). Each executive’s position is compared to standard functional roles (division president, chief legal officer, etc.) that are identified within the surveys, and is further compared using a regression analysis to adjust the survey information to approximate the revenues of the executive’s business unit, since executive compensation levels are typically correlated with revenue size. Market median pay levels for base salary and annual incentive awards are calculated for each executive’s position based on the regressed survey data. Market median pay levels for long-term incentive awards are calculated as a percentage of the median base salary level for the executive’s position.

For executive positions that do not correspond to the standard functional roles discussed above, compensation levels are either compared internally based on relative duties and responsibilities, or are compared on the basis of other national executive surveys in which corresponding data for the executive’s role and applicable business unit revenues are available.

Going Forward

Following the spin-off, it is expected that the Engility Compensation Committee will adopt a compensation review process that takes into account a similar variety of factors, adjusted to reflect Engility’s business and strategy. It is also expected that the Engility Compensation Committee will select a group of peer companies that is tailored to reflect our specific industry and revenue size, and will emphasize the peer group compensation data when evaluating our named executive officers’ compensation against market pay levels.

2011 Base Salaries

Historically

Base salaries provide executives with a steady income stream. Competitive base salaries, in conjunction with other pay components, enable L-3 to attract and retain highly talented executives.

To maintain competitive pay levels, base salaries for L-3’s executives, including our named executive officers, are targeted on average to approximate market median pay levels. L-3 also considers each executive’s relative level of responsibility within the executive team, experience, individual performance and contribution to L-3’s overall success. These factors could cause the base salary for any one of our named executive officers to be above or below market median pay levels for his position.

Base salary adjustments are generally considered on an annual basis based on the factors discussed above and in light of an annual guideline for executive-level salary increases that is established for L-3 by Mr. Strianese based on general industry compensation data. For 2011, Mr. Strianese established a guideline of 2.8% for executive-level salary increases.

Based on the foregoing factors, Mr. Kantor provided recommendations to the L-3 Corporate Executives regarding 2011 base salary increases for our named executive officers, which were reviewed and approved by the L-3 Corporate Executives in the amounts set forth below.

Named Executive Officer	Annual Base Salary as of December 31, 2010	2011 Base Salary(1)	% Increase
Anthony Smeraglinolo	$400,000	$400,000	0.0	%(2)
Bantz J. Craddock	$300,000	$309,000	3.0%
Thomas O. Miiller	$255,000	$272,900	7.0	%(3)
John P. Otjen	$310,000	$310,000	0.0	%(4)

(1)	All base salary increases were effective February 19, 2011. The salary amounts reflected in the Summary Compensation Table differ from the above amounts because they reflect the actual base salary received by our named executive officers for 2011.

(2)	Mr. Smeraglinolo was re-hired by us in December 2010, and was not eligible for a salary increase for 2011.
(3)	Mr. Miiller’s salary increase reflects an adjustment to bring his base salary closer to market median levels and to approximate the pay levels of executives at other L-3 business units with similar responsibilities.
(4)	LTG Otjen did not receive a base salary increase in 2011 in light of his existing market positioning.

Mr. Smeraglinolo’s base salary was established at the time he was re-hired by Engility based on an internal comparison of his responsibilities relative to other L-3 executives, and not by reference to specific market data for his position. The 2011 base salaries for our other named executive officers, on average, approximated market median pay levels.

Going Forward

It is expected that the Engility Compensation Committee will adopt similar principles and approaches with respect to base salary.

2011 Annual Incentives

Historically

The annual incentive plan provides L-3’s executives, including our named executive officers, with the opportunity to earn annual cash incentive awards based on the performance of the executive and his or her business unit. Annual incentives earned by our named executive officers for 2011 performance were determined and paid in February 2012 based on the following formula, the components of which are described in more detail below.

Incentive Award	=	Award Target	x	Organizational Rating	x	Personal Rating

Annual Incentive Award Targets

Each of the named executive officers has an annual incentive award target, expressed as a percentage of base salary earned during the fiscal year, that was originally established at the time of hire and is subject to subsequent adjustment in limited circumstances, such as promotions. No adjustments were made to any of the named executive officers’ award targets in 2011.

Award targets are intended to reflect the amounts that would be earned by the named executive officers assuming their financial and individual performance for the fiscal year is at expected levels. The 2011 annual incentive award targets for the named executive officers are set forth below.

Named Executive Officer	2011 Award Target (% of Base Salary)	2011 Award Target (in Dollars)
Anthony Smeraglinolo	65%	$259,768
Bantz J. Craddock	60%	184,570
Thomas O. Miiller	50%	134,670
John P. Otjen	60%	186,000

LTG Otjen’s 2011 award target of 60% of base salary was originally established in connection with his position as President, Intelligence Solutions Division of L-3 Services Group, effective December 2008. Following the internal consolidation of the Intelligence Solutions Division with another L-3 Services Group division in 2010, LTG Otjen assumed the position of Acting President, Linguist Operations & Technical Support Division of L-3 Services Group. Instead of adjusting LTG Otjen’s annual award target downward to reflect the lower annual revenues generated by this division relative to LTG Otjen’s former division, Mr. Kantor used his discretion as described below to appropriately reduce LTG Otjen’s final bonus award in light of his reduced revenue responsibilities.

Organizational Rating

Under the annual incentive plan, the organizational performance of each named executive officer’s business unit is evaluated based on two financial performance measures:

•	Operating Income (OI)—a measure of the business unit’s profit for the year; and

•

Free Cash Flow (FCF)—a measure of the cash that is generated by the business unit in a given year. Free Cash Flow is calculated for the business unit as net cash from operating activities less net capital expenditures (capital expenditures less cash proceeds from dispositions of property, plant and equipment).

The evaluation of each business unit’s financial performance is based on these measures because L-3 believes they constitute two of the most important measures of the business unit’s contribution to L-3’s overall financial performance and ability to create long-term shareholder value.

In connection with L-3’s annual planning process, Messrs. Strianese and D’Ambrosio review and approve, prior to the end of the first quarter of each fiscal year, the annual internal financial plan for each business unit, including its specific Operating Income and Free Cash Flow targets, based on identified challenges, risks and opportunities for the business unit. Following the conclusion of the fiscal year, L-3 calculates an organizational rating for the business unit based on actual performance for these measures relative to the pre-established performance targets. The organizational rating utilizes an 80% weighting for Operating Income performance, and a 20% weighting for Free Cash Flow performance, consistent with L-3’s view of their relative importance in the business unit’s contribution to L-3’s overall success. The organizational rating is calculated in accordance with the following formula.

Organizational Rating	=	Actual OI	x	80%	+	Actual FCF	x	20%
		Target OI				Target FCF

If the business unit’s calculated organizational rating is less than the threshold requirement of 0.75, then the organizational rating for the business unit will be deemed to be zero, and the business unit’s executives will not be eligible for an incentive award.

The table below details the calculation of the organizational rating for each named executive officer’s business unit for 2011.

Named Executive Officer	Organizational Business Unit	Operating Income(1)		Free Cash Flow(1)		Organizational Rating
		Actual	Target	Actual	Target
Anthony Smeraglinolo	L-3 Services Group	$365.0	$331.7	$477.8	$343.5	1.2
Bantz J. Craddock	MPRI	110.2	101.0	141.0	107.8	1.1
Thomas O. Miiller	L-3 Services Group	365.0	331.7	477.8	343.5	1.2
John P. Otjen	Linguist Operations & Technical Support	7.0	6.5	16.0	9.5	1.2

(1)	Amounts are in millions.

The Operating Income and Free Cash Flow targets set forth above were adjusted to account for internal realignments that resulted in particular businesses being transferred from one business unit to another during the fiscal year. In addition, the Operating Income and Free Cash Flow results were adjusted to (1) remove non-operational items that were not anticipated at the time the annual plan was established, and (2) apply a multiplication factor of 1.2 to account for the rigorous targets included in the annual plan given the challenging nature of the 2011 U.S. defense sector environment.

Personal Rating

The individual performance of each of our named executive officers is evaluated at the conclusion of the fiscal year on a scale from 0.0 to 1.4 based on the following descriptions.

Performance Level	Personal Rating	Description
Maximum	1.4	Performance far superior to expectations
Target	1.0	Performance at expected levels
Threshold	0.7	Performance at minimally acceptable levels
Below Threshold	0.0	Performance fails to meet job requirements(1)

(1)	If individual performance is evaluated at below minimally acceptable levels, then the executive’s personal rating will be deemed to be zero, and the executive will not be eligible for an annual incentive award.

For 2011, Mr. Kantor evaluated the individual performance of our named executive officers based on the following factors.

Anthony Smeraglinolo	Bantz J. Craddock	Thomas O. Miiller	John P. Otjen

•      Group business development and management of strategic pursuits

•      Expanding and preserving strategic customer relationships

•      Leadership on Engility spin-off transaction

•      Group financial performance

•      Winning important re-competitions and new business contracts

•      Market share gains

•      Program performance

•      Cost savings initiatives

•      Internal collaboration

•      Developing adjacent markets

•      Division financial performance

•      Winning important re-competitions and new business contracts

•      Market share gains

•      Program performance

•      Cost savings initiatives

•      Internal collaboration

•      Developing adjacent markets

•      Management of litigation claims and contingencies

•      Supervision of compliance program and internal investigations

•      Monitor and advise regarding regulatory developments

•      Execution of transactional initiatives

•      Support of international business initiatives

•      Leadership on Engility spin-off transaction

•      Division financial performance

•      Winning important re-competitions and new business contracts

•      Market share gains

•      Program performance

•      Cost savings initiatives

•      Internal collaboration

•      Developing adjacent markets

In light of these factors, Mr. Kantor recommended personal ratings for our named executive officers ranging from 1.0 to 1.2 for 2011, which were reviewed and approved by the L-3 Corporate Executives.

Determination of 2011 Annual Incentive Awards

Based on the foregoing, the named executive officers earned the following annual incentive awards for the 2011 fiscal year:

	2011 Annual Incentive Award
Named Executive Officer	(in Dollars)	(as a % of Target)
Anthony Smeraglinolo	$331,100	127%
Bantz J. Craddock	209,300	113%
Thomas O. Miiller	187,200	139%
John P. Otjen	194,500	105%

LTG Otjen’s 2011 annual incentive award reflects Mr. Kantor’s recommendation, which was reviewed and approved by the L-3 Corporate Executives, that LTG Otjen’s award be reduced by approximately $27,000 to reflect the reduced level of annual revenues for LTG Otjen’s current division relative to the division used to establish his award target as described above.

Going Forward

It is expected that the Engility Compensation Committee will adopt an annual incentive program that will be designed to reflect measures, targets and goals reflective of our business and our strategic objectives.

2011 Long-Term Incentives

Historically

Long-term incentives are intended to align the interests of L-3’s executives and shareholders by linking a meaningful portion of executive compensation to long-term shareholder value creation and financial success over a multi-year period. Long-term incentives are also intended to aid in the retention of executives and to facilitate ownership of L-3’s common stock.

Under the long-term incentive program, L-3’s executives and key employees, including our named executive officers, are eligible to receive long-term incentive awards on an annual basis in February of each year. In 2011, most of L-3’s business unit executives, including Messrs. Smeraglinolo and Miiller, received long-term incentives solely in the form of restricted stock units. However, as an additional incentive to further encourage performance by executives with direct profit and loss responsibilities, L-3’s division presidents, including GEN Craddock and LTG Otjen, received 25% of the total grant date fair value of their long-term incentive awards in the form of stock options, with the remainder awarded in the form of restricted stock units.

Restricted Stock Units. Restricted stock units are intended to facilitate ownership of L-3’s common stock and promote the retention of L-3’s executives. Restricted stock unit grants generally have the following characteristics:

•	automatically convert into shares of L-3’s common stock on the vesting date;

•	vest three years from the grant date; and

•	receive cash dividend equivalents payable in a lump sum contingent upon vesting.

Stock Options. Stock options directly align the long-term interests of executives with those of shareholders because stock options provide value to executives only if the price of L-3’s common stock increases after the stock options are granted. Stock option grants have the following characteristics:

•	an exercise price equal to the closing price of L-3’s common stock on the grant date;

•	vest in equal annual increments over a three-year period; and

•	expire ten years after the grant date.

In connection with determining the total grant date value of the 2011 long-term incentive awards to be recommended for each named executive officer, Mr. Kantor considered the following factors:

•	Business unit and individual performance for the named executive officers;

•	Competitive market pay levels for the executive’s position;

•	The scope of responsibility of the executive relative to the other participants in the long-term incentive program;

•	The prior year’s long-term incentive award; and

•	In the case of Mr. Smeraglinolo, the requirement under his November 8, 2010 offer letter to recommend that he be awarded long-term incentives having a grant date value of $260,000.

Based on these factors, Mr. Kantor provided recommendations regarding 2011 long-term incentive awards for our named executive officers, which were reviewed and approved by the L-3 Corporate Executives and the L-3 Compensation Committee in February 2011, in the amounts set forth below.

Named Executive Officer	Grant Date Fair Value of Long-Term Incentive Awards
Anthony Smeraglinolo	$260,000
Bantz J. Craddock	180,000
Thomas O. Miiller	190,000
John P. Otjen	60,000

The value of the long-term incentives awarded to Mr. Smeraglinolo as part of his total direct compensation (the sum of his base salary, annual incentive award and grant date value of long-term incentives) was established at the time he was re-hired by Engility based on an internal comparison of his responsibilities relative to other L-3 executives, and not by reference to specific market data for his position. The total direct compensation for our other named executive officers that resulted from Mr. Kantor’s February 2011 recommendations approximated, on average, market median compensation levels for total direct compensation.

Unvested restricted stock units and stock options are subject to acceleration in connection with a change in control, death or disability. For a further discussion, see “—Tabular Executive Compensation Disclosure—Potential Payments Upon Change in Control or Termination of Employment”.

Long-Term Incentive Grant Practices. The L-3 Compensation Committee approves all long-term incentive awards at in-person or telephonic meetings. It is the Committee’s general policy to grant long-term incentive awards either (1) during window periods established by L-3 following quarterly or annual announcements of L-3’s historical earnings results or (2) at Committee meetings held in connection with or following new hires or promotions of L-3’s senior executives. In 2011, the Committee granted long-term incentive awards to our named executive officers following the release of L-3’s fourth quarter earnings results for 2010. L-3 does not have a program, place or practice to grant long-term incentive awards to any employees in coordination with the release of material nonpublic information.

Going Forward

It is expected that the Engility Compensation Committee will review L-3’s long-term incentive program and determine the appropriate structure and mix of awards for our business needs. Similar to L-3, we expect to deliver multiple forms of long-term incentive awards; however, the forms of long-term incentive awards to be provided, the allocation of grant date award values among these forms and the measures to be used to determine our long-term performance may differ.

Other Pay Elements

In 2011, our named executive officers received, or were eligible to participate in, other benefits as part of a competitive compensation package intended to attract and retain high-performing executives to achieve our business objectives. These include:

•	retirement benefits;

•	deferred compensation plans; and

•	limited perquisites.

Retirement Benefits

Historically

All of our named executive officers participate in a component of L-3’s 401(k) plan under which L-3 matches 100% of an employee’s contributions up to 3% of eligible compensation (or, in the case of LTG Otjen, up to 5% of eligible compensation), subject to any limitations imposed by the Internal Revenue Code. Eligible compensation includes base salary and annual incentive awards. L-3’s 401(k) plan also allows for catch-up contributions by eligible participants beginning the year they attain the age of 50, which were matched in 2011 at the same percentage as other employee contributions. Matching contributions are subject to incremental vesting over a three-year period from the date of hire.

Going Forward

It is expected that Engility will adopt and implement competitive post-employment compensation programs, including a 401(k) plan. The specific terms of such plans have not yet been determined.

Deferred Compensation Plan

Historically

L-3 maintains the L-3 Communications Corporation Deferred Compensation Plan II to provide executives, including our named executive officers, with additional savings opportunities. This plan allows for voluntary deferrals of up to 50% of base salary and 100% of annual incentive awards into an unfunded, nonqualified account. There are no company contributions under this plan, and deferred amounts receive interest at the prime rate.

Going Forward

It is expected that the Engility Compensation Committee will adopt and implement a similar deferred compensation plan. The specific plan terms have not yet been determined.

Employment and Severance Arrangements

Historically

We do not currently have any employment agreements with our named executive officers except as described below. We also do not have any formal arrangements that provide for severance to our named executive officers other than in connection with a termination of employment by L-3 without cause. For a further discussion, see “Tabular Executive Compensation Disclosure—Potential Payments Upon Change in Control or Termination of Employment.”

In November 2010, we entered into an offer letter with Mr. Smeraglinolo pursuant to which he was re-hired as Executive Vice President, L-3 Services Group. Under the terms of the offer letter, we agreed to provide him with a base salary of $400,000 per year, an annual incentive award target of 65% of his base salary, eligibility to receive annual long-term incentive awards (including a recommendation to the L-3 Compensation Committee that he receive restricted stock units having a grant date value of $260,000), eligibility to participate in the limited perquisites described below, and credit for his prior service to L-3 for purposes of our vacation policy and the vesting of matching contributions under our 401(k) plan.

In March 2012, we entered into an offer letter with John Heller pursuant to which he was hired as our President, Professional Support Services. Under the terms of the offer letter, we agreed to provide him with a base salary of $425,000 per year; an annual incentive award target of 70% of his base salary; a sign-on bonus of $150,000; and eligibility to participate in the limited perquisites described below. We also agreed to recommend that he receive annual grants of long-term incentive awards based on a target grant date fair value of $425,000 (an Annual LTI Target), subject to corporate and individual performance. We further agreed that in connection with the spin-off, we would recommend that he receive a one-time grant of long-term incentive awards having a grant date fair value that represents, as a multiple of his Annual LTI Target, an amount that is not less than the average of the corresponding multiples awarded to our other named executive officers at the time of the spin-off in respect of one-time long-term incentive awards relative to their respective Annual LTI Targets. Finally, we agreed that in the event the spin-off does not take place within one year following Mr. Heller’s date of hire and we fail to reach a mutually acceptable arrangement to continue his employment, he would receive $680,000 in severance payments following his execution of a release of claims against us.

In April 2012, we entered into an offer letter with Michael Alber pursuant to which he was hired as our Chief Financial Officer. Under the terms of the offer letter, we agreed to provide him with a base salary of $440,000 per year; an annual incentive award target of 75% of his base salary; a sign-on bonus of $50,000; and eligibility to participate in the limited perquisites described below. We also agreed to recommend that he receive annual grants of long-term incentive awards based on an Annual LTI Target of $660,000, subject to corporate and individual performance. We further agreed that in connection with the spin-off, we would recommend that he receive a one-time grant of long-term incentive awards having a grant date fair value that represents, as a multiple of his Annual LTI Target, an amount that is not less than the average of the corresponding multiples awarded to our other named executive officers at the time of the spin-off in respect of one-time long-term incentive awards relative to their respective Annual LTI Targets. Finally, we agreed that in the event the spin-off does not take place within one year following Mr. Albers’ date of hire and we fail to reach a mutually acceptable arrangement to continue his employment, he would receive $770,000 in severance payments following his execution of a release of claims against us.

While Messrs. Heller and Alber are not among our named executive officers for 2011, we expect that they will be among our named executive officers for 2012.

Going Forward

It is expected that the Engility Compensation Committee will further consider the adoption of other appropriate employment and severance arrangements for our named executive officers as part of a competitive compensation package. The specific terms of such arrangements have not yet been determined.

Limited Perquisites

Historically

To facilitate the attraction and retention of highly qualified executives, we provide the named executive officers with other specified benefits that we believe are consistent with current market practices. We do not provide any tax gross-ups to our named executive officers. In 2011, our named executive officers, other than Mr. Miiller, were eligible for an executive physical, supplemental life insurance and participation in an executive medical plan.

Going Forward

It is expected that the Engility Compensation Committee will consider the perquisites to be offered to our named executive officers as part of a competitive compensation package. The specific terms of such benefits have not yet been determined.

Compensation Risk Assessment

L-3’s Compensation Committee reviews and discusses with L-3’s management, on at least an annual basis, management’s assessment of whether risks arising from L-3’s compensation policies and practices for all employees, including those in which our named executive officers participated in 2011, are reasonably likely to have a material adverse effect on L-3. It is expected that the Engility Compensation Committee will undertake similar reviews, and that Engility’s compensation policies and practices will be structured so as to promote long-term value creation while discouraging unnecessary or excessive risk-taking.

TABULAR EXECUTIVE COMPENSATION DISCLOSURE

SUMMARY COMPENSATION TABLE

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Anthony Smeraglinolo	2011	400,000	259,991	—	331,100	43,447	1,034,538
(Executive Vice President, L-3 Services Group, and Acting President, Command & Control Systems and Software division)

Bantz J. Craddock	2011	307,615	135,006	44,999	209,300	40,492	737,412
(President, MPRI division)

Thomas O. Miiller	2011	270,146	190,003	—	187,200	14,207	661,556
(Senior Vice President and General Counsel, L-3 Services Group)

John P. Otjen	2011	310,000	44,975	15,000	194,500	33,579	598,054
(Acting President, Linguist Operations & Technical Support division)

(1)	Represents the grant date fair value of restricted stock units granted in 2011, which is calculated in accordance with the accounting standards for share-based compensation (excluding the effect of estimated forfeitures). The grant date fair value of restricted stock units is calculated using L-3’s stock price on the date of grant. See “—Compensation Discussion and Analysis—2011 Long-Term Incentives—Historically—Restricted Stock Units” and “—Potential Payments Upon Change in Control or Termination of Employment—Effect of Change in Control or Termination of Employment Upon Equity Awards”.

(2)	Represents the grant date fair value calculated in accordance with the accounting standards for share-based compensation (excluding the effect of estimated forfeitures) for stock option awards granted in 2011. See Note 9 to the audited combined financial statements for the fiscal year ended December 31, 2011 included herein for a discussion of the assumptions used in calculating equity compensation expense in connection with these stock option awards. For a discussion of the general terms of our stock options, see “—Compensation Discussion and Analysis—2011 Long-Term Incentives—Historically—Stock Options” and “—Potential Payments Upon Change in Control or Termination of Employment—Effect of Change in Control or Termination of Employment Upon Equity Awards”.

(3)	Amounts represent cash awards earned under L-3’s Annual Incentive Plan for fiscal year 2011, although the actual payments were made in 2012. See “—Compensation Discussion and Analysis—2011 Annual Incentives—Historically”.

(4)	The following table describes each component of the All Other Compensation column in the Summary Compensation Table above for 2011.

Name	Employer Contribution to Employee Savings Plan ($)	Life Insurance(a) ($)	Medical Insurance Benefits(b) ($)	Total ($)
Anthony Smeraglinolo	12,850	18,375	12,222	43,447
Bantz J. Craddock	7,944	20,326	12,222	40,492
Thomas O. Miiller	12,850	1,357	—	14,207
John P. Otjen	17,750	607	15,222	33,579

(a)	Represents payments of premiums for executive and group term life insurance.

(b)	Represents payments of premiums for a company-provided executive medical reimbursement plan.

2011 GRANTS OF PLAN-BASED AWARDS

The following table provides information on awards granted in 2011 to each of our named executive officers under the L-3 Annual Incentive Plan and the L-3 Communications Holdings, Inc. Amended and Restated 2008 Long Term Performance Plan. Plan-based awards are generally granted to the named executive officers on an annual basis in February.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
		Threshold ($)	Target ($)
Anthony Smeraglinolo	2/24/11	—	—	3,243	—	—	259,991
	—	136,378	259,768	—	—	—	—

Bantz J. Craddock	2/24/11	—	—	1,684	—	—	135,006
	2/24/11	—	—	—	2,922	80.17	44,999
	—	96,899	184,570	—	—	—	—

Thomas O. Miiller	2/24/11	—	—	2,370	—	—	190,003
	—	70,702	134,670	—	—	—	—

John P. Otjen	2/24/11	—	—	561	—	—	44,975
	2/24/11	—	—	—	974	80.17	15,000
	—	97,650	186,000	—	—	—	—

(1)	Amounts represent the threshold and target payout opportunities under the L-3 Annual Incentive Plan for fiscal year 2011. No maximum payout opportunity was established for 2011 under the L-3 Annual Incentive Plan. For a further discussion of the payout opportunities, see “—Compensation Discussion and Analysis—2011 Annual Incentives—Historically”.

(2)	Represents restricted stock units granted to the named executive officers. See “—Compensation Discussion and Analysis—2011 Long-Term Incentives—Historically—Restricted Stock Units”. For a discussion concerning the effect of a change in control or termination of employment on outstanding restricted stock units, see “—Potential Payments Upon Change in Control or Termination of Employment—Effect of Change in Control or Termination of Employment Upon Equity Awards”.

(3)	Represents stock option awards granted to the named executive officers. These awards have an exercise price equal to the closing price of L-3’s Common Stock on the grant date, and provide value to the recipient only if the price of L-3’s Common Stock increases after the grant date. See “—Compensation Discussion and Analysis—2011 Long-Term Incentives—Historically—Stock Options”. For a discussion concerning the effect of a change in control or termination of employment on outstanding stock option awards, see “—Potential Payments Upon Change in Control or Termination of Employment—Effect of Change in Control or Termination of Employment Upon Equity Awards”.

(4)	Represents the grant date fair value of the restricted stock unit or stock option awards, as calculated in accordance with the accounting standards for stock-based compensation (excluding the effect of estimated forfeitures).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2011

The following table provides information with respect to holdings of exercisable and unexercisable stock options and unvested restricted stock units held by the Company’s named executive officers at December 31, 2011.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
Anthony Smeraglinolo	2/24/2011					3,243	216,243

Bantz J. Craddock	2/23/2010	692	1,386	90.18	2/23/2020
	2/23/2010					1,248	83,217
	2/24/2011	—	2,922	80.17	2/24/2021
	2/24/2011					1,684	112,289

Thomas O. Miiller	3/15/2005	4,000	—	75.23	3/15/2015
	8/2/2006	4,000	—	72.20	8/2/2016
	7/28/2009					1,562	104,154
	2/23/2010					1,608	107,221
	2/24/2011					2,370	158,032

John P. Otjen	7/28/2009	1,740	870	73.61	7/28/2019
	7/28/2009					1,528	101,887
	2/23/2010					554	36,941
	2/24/2011	—	974	80.17	2/24/2021
	2/24/2011					561	37,407

(1)	Stock options vest in equal, annual increments over a three-year period starting with the first anniversary of the grant date. See “—Compensation Discussion and Analysis—2011 Long-Term Incentives—Historically—Stock Options.” For a discussion concerning the effect of a change in control or termination of employment on outstanding stock option awards, see “—Potential Payments Upon Change in Control or Termination of Employment—Effect of Change in Control or Termination of Employment Upon Equity Awards”.

(2)	Represents restricted stock units, which vest three years after the grant date. Each restricted stock unit automatically converts into one share of our Common Stock on the vesting date. For a further discussion, see “—Compensation Discussion and Analysis—2011 Long-Term Incentives—Historically—Restricted Stock Units.” For a discussion concerning the effect of a change in control or termination of employment on outstanding restricted stock unit awards, see “—Potential Payments Upon Change in Control or Termination of Employment—Effect of Change in Control or Termination of Employment Upon Equity Awards.”

(3)	The market value is based on the closing price of L-3’s common stock on December 30, 2011, the last trading day of 2011, of $66.68, multiplied by the number of units.

2011 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the amounts received by our named executive officers as a result of the vesting of restricted stock units during the year ended December 31, 2011. There were no exercises of stock options during 2011.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Anthony Smeraglinolo	—	—
Bantz J. Craddock	—	—
Thomas O. Miiller	1,142	90,355
John P. Otjen	1,012	80,069

(1)	Value realized on vesting is based on the closing price of L-3’s common stock on the date of vesting.

2011 NONQUALIFIED DEFERRED COMPENSATION

The following table provides information regarding contributions, earnings and balances for our named executive officers under the L-3 Communications Corporation Deferred Compensation Plan II.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End(3) ($)
Anthony Smeraglinolo	153,846	2,201	—	156,047
Bantz J. Craddock	—	—	—	—
Thomas O. Miiller	—	—	—	—
John P. Otjen	27,423	10,114	—	331,045

(1)	The amounts in this column are included in the Salary and Bonus columns of the Summary Compensation Table.

(2)	Aggregate earnings in the last fiscal year are based on the prime interest rate.

(3)	Because none of the individuals included in this table were named executive officers in any prior fiscal year, no amounts reported in this column were reported in previous Summary Compensation Tables.

For a further discussion of the L-3 Communication Corporation Deferred Compensation Plan II, see “—Compensation Discussion and Analysis—Other Pay Elements—Deferred Compensation Plan.”

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL

OR TERMINATION OF EMPLOYMENT

Effect of Change in Control or Termination of Employment Upon Equity Awards

The following table summarizes the effect of the following events upon outstanding equity awards issued to our named executive officers.

Equity Award Type	Change in Control(1)	Death / Disability	Qualified Retirement(2)	Termination by Company for Cause	Termination by Company without Cause	Resignation
Stock Options	Immediate vesting of remaining unvested award.	Immediate vesting of remaining unvested award.	Unvested options are forfeited.	Forfeiture of full award.	Unvested options are forfeited.	Unvested options are forfeited.

Restricted Stock Units	Immediate vesting of full award.	Immediate vesting of full award.	No immediate effect. Vesting continues as if the executive remained an employee.	Forfeiture of full award.	Forfeiture of full award.	Forfeiture of full award.

(1)	Change in Control refers to a change with respect to L-3. The spin-off does not constitute a Change in Control under the terms of the outstanding equity awards issued to our named executive officers.

(2)	Qualified Retirement is defined as a termination of employment that satisfies all of the following: (a) the executive terminates employment more than one year after the grant date of the applicable equity award, (b) the executive terminates employment on or after attaining age 65 and completing at least five years of service (which must be continuous through the date of termination except for a single break in service that does not exceed one year in length), (c) the executive is not subject to termination for cause by the Company at the time of the employee’s termination and (d) the executive is available for consultation following the termination of employment at the reasonable request of the Company.

Payments Upon Change in Control or Termination of Employment

The following table quantifies the payments under our equity compensation plans that would be made assuming that a change in control, death or disability occurred on December 30, 2011, the last business day of 2011. Payments under other plans that do not change as a result of a change in control or termination of employment are found elsewhere in this Proxy Statement under “—2011 Nonqualified Deferred Compensation” and are not included in this table. In addition, those payments that are available generally to salaried employees that do not discriminate in scope, terms or operation in favor of executive officers are also not included in this table.

Named Executive Officer	Change in Control, Death or Disability ($)	Termination by Company without Cause ($)
Anthony Smeraglinolo
Acceleration of Unvested Restricted Stock Units(1)(2)	216,243	—
Acceleration of Unvested Stock Options(3)(4)	—	—
Severance(5)	—	15,385

TOTAL	216,243	15,385

Bantz J. Craddock
Acceleration of Unvested Restricted Stock Units(1)(2)	195,506	—
Acceleration of Unvested Stock Options(3)(6)	—	—
Severance(5)	—	11,885

TOTAL	195,506	11,885

Thomas O. Miiller
Acceleration of Unvested Restricted Stock Units(1)(2)	369,407	—
Acceleration of Unvested Stock Options(3)(4)	—	—
Severance(5)	—	36,737

TOTAL	369,407	36,737

John P. Otjen
Acceleration of Unvested Restricted Stock Units(1)(2)	176,235	—
Acceleration of Unvested Stock Options(3)(6)	—	—
Severance(5)	—	29,808

TOTAL	176,235	29,808

(1)	As disclosed above, in the event of the named executive officer’s Qualified Retirement, the restricted stock units are not converted into shares of L-3’s common stock until the end of the original vesting period. In the event of any other termination of employment other than in connection with a change in control, death or disability, the restricted stock units are forfeited. Accordingly, the restricted stock units are not quantified in the table above with respect to any termination of employment event other than in connection with a change in control, death or disability.

(2)	The value attributable to the acceleration of unvested restricted stock units is based upon the number of unvested restricted stock units multiplied by the closing price of L-3’s common stock ($66.68) on December 30, 2011.

(3)	As disclosed above, in the event of any termination of employment other than death or disability, unvested stock options (or all stock options, in the case of a termination for cause) are forfeited. Accordingly, stock options are not quantified in the table above with respect to any termination of employment event other than in connection with a change in control, death or disability.

(4)	Messrs. Smeraglinolo and Miiller did not hold any unvested stock options as of December 30, 2011.

(5)	Under the discretionary severance policy of L-3 Services Group, our named executive officers may receive a cash severance benefit in connection with a termination of employment by L-3 other than for cause, provided that they have been employed by L-3 for at least 90 days. In such situations, the named executive officer will receive a severance benefit equal to the greater of (a) two weeks’ base salary or (b) one week of base salary for each year of service, not to exceed 26 weeks of base salary. Receipt of this benefit is conditioned upon the named executive officer’s execution of a customary release of all claims against L-3.

(6)	The value attributable to the acceleration of unvested stock options is based upon the number of unvested stock options multiplied by the difference between the closing price of L-3’s common stock ($66.68) on December 30, 2011, less the per share exercise price of the option. Since the exercise prices of all the unvested stock options exceed $66.68, no amounts are reflected in the table above with respect to the unvested stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with L-3 Related to the Spin-Off

This section of the Information Statement summarizes material agreements between us and L-3 that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and L-3 after the spin-off. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

Following the spin-off, we and L-3 will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and L-3 after the spin-off and to provide mechanisms for an orderly transition, we and L-3 intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we and L-3 will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with L-3.

Distribution Agreement

We intend to enter into a Distribution Agreement with L-3 prior to the distribution of our shares of common stock to L-3 shareholders. The Distribution Agreement will set forth our agreements with L-3 regarding the principal actions needed to be taken in connection with our spin-off from L-3. It will also set forth other agreements that govern certain aspects of our relationship with L-3 following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from L-3 so that each of Engility and L-3 retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between and among Engility and L-3. In particular, the Distribution Agreement will provide that, subject to the terms and conditions contained in the Distribution Agreement:

•

All of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with our business will be retained by or transferred to us or one of our subsidiaries.

•

All other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of L-3 will be retained by or transferred to L-3 or one of its subsidiaries (other than us or one of our subsidiaries).

•

Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses or assets formerly owned or managed by us or our subsidiaries that were previously terminated or divested will be assumed or retained by us.

•

We will assume or retain any liabilities (including under applicable federal and state securities laws) arising under or in connection with us registering our common stock to be distributed by L-3 in the spin-off and from any disclosure documents that offer for sale the debt securities described therein, subject to exceptions for certain information for which L-3 will retain liability.

•

Except as otherwise provided in the Distribution Agreement or any ancillary agreement, we will be responsible for any costs or expenses incurred by us or our subsidiaries after the date of the distribution in connection with the distribution, including costs and expenses relating to legal counsel, filing and printing, financial advisors and accounting advisory work related to the distribution.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of the parties will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements.

Representations and Warranties. In general, neither we nor L-3 will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors.

Conditions. The Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by L-3 in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” L-3 may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Distribution Agreement will provide that it may be terminated by L-3 at any time in its sole discretion prior to the distribution date.

Release of Claims. We and L-3 will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement.

Release of Claims and Indemnification. We and L-3 will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Distribution Agreement from any claims against any of them existing or arising from any acts or events occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to have existed on or prior to the time of the distribution, including in connection with all activities to implement the distribution and any of the other transactions contemplated by the Distribution Agreement or the ancillary agreements. These releases will be subject to certain exceptions set forth in the Distribution Agreement and the ancillary agreements.

The Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of L-3’s business with L-3. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the failure to pay, perform or otherwise discharge any of the liabilities or alleged liabilities each such party assumed or retained pursuant to the Distribution Agreement; and

•	any breach by such party of the Distribution Agreement.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Insurance. Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage, although we will continue to have coverage under certain of L-3’s pre-spin-off insurance policies for certain matters that occurred prior to the spin-off.

Other Matters Governed by the Distribution Agreement. Other matters governed by the Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

Engility Corporation intends to enter into an Employee Matters Agreement with L-3 Communications Corporation (with us and L-3 as acknowledging parties) that will govern the respective rights, responsibilities and obligations of the parties after the spin-off with respect to employee related liabilities and our respective health and welfare benefit plans, defined contribution plans, non-qualified deferred compensation plans and equity-based compensation plans (including the treatment of outstanding stock option and restricted stock unit awards thereunder). The Employee Matters Agreement will provide for the allocation and treatment of assets, account balances, and liabilities, as applicable, arising out of incentive plans, retirement plans, deferred compensation plans, and employee health and welfare benefit programs in which our employees participated prior to the spin-off. Generally, we will assume or retain sponsorship of, and liabilities relating to, employee compensation and benefits programs or arrangements relating to our current employees and employees formerly associated with our business by assuming the applicable employee benefit programs, or creating substantially similar programs for the benefit of our employees.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with L-3 that will govern the respective rights, responsibilities and obligations of L-3 and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. As a business of L-3, we have (and will continue to have following the spin-off) several liability with L-3 to the IRS for the consolidated U.S. federal income taxes of the L-3 consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and L-3 will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Transition Services Agreement

Engility Corporation intends to enter into a Transition Services Agreement with L-3 Communications Corporation, under which L-3 Communications Corporation will provide or cause to be provided to Engility Corporation certain services for a limited time to help ensure an orderly transition for each of L-3 and us following the distribution.

We anticipate that under the Transition Services Agreement, Engility Corporation will receive certain services (including information technology, financial, telecommunications, benefits support services and other specified services) from L-3 Communications Corporation and/or third party providers at specified prices. These services are planned to extend for a period of two to eighteen months in most circumstances.

Master Supply Agreements

Engility Corporation intends to enter into two Master Supply Agreements with L-3 Communications Corporation, one as the seller of goods and services, and one as the buyer. Effective upon the distribution, the Master Supply Agreements will govern the conversion of certain commercial arrangements between Engility Corporation and L-3 Communications Corporation into third-party contracts based on existing intercompany work orders and L-3 Communications Corporation’s general terms and conditions.

DESCRIPTION OF MATERIAL INDEBTEDNESS

From and after the spin-off, we and L-3 will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off, except as set forth below. See “Certain Relationships and Related Party Transactions—Agreements with L-3 Related to the Spin-Off.”

It is anticipated that, prior to the completion of the spin-off, Engility will raise indebtedness in an amount estimated at $345 million and distribute $335 million of the proceeds of such indebtedness to L-3. The distribution to L-3 will provide L-3 with funds to partially offset the loss of future cash flows it would have realized from us if not for the spin-off transaction. The amount of pre-spin debt to be incurred by us was based on our judgment as to the proper capital structure and leverage for us as a stand-alone entity.

Credit Facilities

Overview

In connection with the special cash distribution to L-3 (the “Cash Distribution”), the spin-off of Engility Holdings, Inc. from L-3 and the other transactions contemplated thereby, Engility Corporation, at the completion of the spin-off will be a wholly-owned subsidiary of Engility Holdings, Inc. expects to enter into a credit agreement and related security and other agreements for (1) a $335 million senior secured term loan facility (the “Term Loan Facility”) and (2) a $50 million senior secured revolving loan facility (the “Revolving Facility”, and together with the Term Loan Facility, the “Credit Facilities”) with certain lenders, Bank of America, N.A., as administrative agent and collateral agent, and Merrill Lynch Pierce Fenner & Smith Incorporated and additional financial institutions, as joint lead arrangers and joint bookmanagers and the other agents to be named therein.

Availability of the Credit Facilities on the funding date will be subject to specified conditions precedent, including the consummation of the spin-off and related transactions. Subject to satisfaction of these conditions, Engility Corporation expects to draw the full amount of the Term Loan Facility and a portion of the Revolving Facility on the funding date. Proceeds from the Credit Facilities on the funding date will be used to finance a $335 million distribution to L-3 and a portion of the related transaction fees and expenses. The remaining undrawn Revolving Facility shall be available to provide Engility Corporation and its subsidiaries with ongoing working capital and for other general corporate purposes (including permitted acquisitions). In addition to borrowings upon prior notice, the Revolving Facility is expected to include borrowing capacity in the form of letters of credit and borrowings on same-day notice, referred to as swingline loans, in each case, up to an amount to be agreed, and will be available in U.S. dollars.

The credit agreement governing the Credit Facilities is expected to provide that, after the funding date, Engility Corporation may request to add one or more incremental term loan facilities and/or increase revolving commitments in an aggregate principal amount of up to $50.0 million. Availability of such additional term loans or revolving credit facilities will be subject to, among other conditions, the absence of any default under the credit agreement governing the Credit Facilities and pro forma compliance with the financial covenants under the credit agreement governing the Credit Facilities.

Interest rate and fees

Borrowings under the Credit Facilities are expected to (other than the swingline loans) bear interest at a rate per annum equal to an applicable margin, plus, at Engility Corporation’s option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A. (2) the federal funds effective rate plus 0.5% and (3) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs which shall be no less than 1.25%. The applicable margin for borrowings under the Credit Facilities is expected to be 3.50% with respect to base rate borrowings and 4.50% with respect to LIBOR borrowings, subject to customary flex provisions.

In addition to paying interest on outstanding principal under the Credit Facilities, Engility Corporation will pay customary agency fees, closing fees in an amount equal to the sum of (1) 1.00% of the aggregate principal amount of the term loans made on the funding date under the Term Loan Facility plus (2) 1.00% of the aggregate commitments under the Revolving Facility on the funding date, and a commitment fee in respect of the unutilized commitments under the Revolving Facility, which Engility Corporation expects to be 0.50% per annum.

Mandatory prepayments

The credit agreement governing the Credit Facilities will require Engility Corporation to prepay, subject to certain exceptions, outstanding loans with:

•	100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions;

•	100% of the net cash proceeds of any incurrence or issuance of debt, other than the net cash proceeds of debt permitted under the Credit Facilities; and

•

commencing with the fiscal year ending December 31, 2013, if Engility Corporation’s consolidated leverage ratio is greater than 2.50:1.00, an amount equal to the lesser of (1) 50% of Engility Corporation’s annual excess cash flow and (2) an amount necessary to reduce Engility Corporation’s consolidated leverage ratio to 2.50:1.00.

Voluntary prepayments

Voluntary prepayments of the Term Loan Facility on or prior to the first anniversary of the funding date will be subject to a call premium of 1.00%. Otherwise, Engility Corporation will be able to voluntarily prepay outstanding loans under the Credit Facilities at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and final maturity

Beginning in 2013, Engility Corporation will be required to make scheduled quarterly payments each equal to 3.75% of the original principal amount of the term loans made on the funding date, with the balance to be due and payable on the fifth anniversary of the funding date. There is not expected to be scheduled amortization under the Revolving Facility. Any principal amount outstanding under the Revolving Facility is expected to be due and payable in full on the fifth anniversary of the funding date.

Guarantees and security

All obligations under the Credit Facilities will be unconditionally guaranteed by Engility Holdings, Inc. and certain of Engility Corporation’s existing direct or indirect wholly owned domestic subsidiaries, and will be required to be guaranteed by certain of Engility Corporation’s future direct or indirect wholly owned domestic subsidiaries. All obligations under the Credit Facilities, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Engility Corporation’s assets and the assets of Engility Holdings, Inc. and Engility Corporation’s subsidiary guarantors, including:

•

a first-priority pledge of all of Engility Corporation’s capital stock directly held by Engility Holdings, Inc. and a first-priority pledge of all of the capital stock directly held by Engility Corporation and its subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary, is expected to be limited to 65% of the stock of any first-tier foreign subsidiary); and

•	a first-priority lien and security interest in substantially all of Engility Holdings, Inc.’s, Engility Corporation’s and each subsidiary guarantor’s tangible and intangible assets.

Certain covenants and events of default

The Credit Facilities will contain a number of covenants that, among other things and subject to certain exceptions, will restrict Engility Corporation’s ability, Engility Holdings, Inc.’s ability, and the ability of Engility Corporation’s subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on their capital stock or redeem, repurchase or retire their capital stock or their other indebtedness;

•	make investments, loans and acquisitions;

•	create restrictions on the payment of dividends or other amounts to Engility Corporation or any guarantor from Engility Corporation’s subsidiaries;

•	engage in transactions with Engility Corporation’s affiliates;

•	sell assets, including capital stock of Engility Corporation’s subsidiaries;

•	materially alter the business Engility Corporation conducts;

•	consolidate or merge;

•	incur liens; and

•	prepay or amend subordinated or unsecured debt.

Engility Holdings, Inc. will also be subject to a passive holding company covenant that will limit its ability to engage in certain activities.

In addition, the credit agreement governing the Credit Facilities is expected to require Engility Corporation to comply with a minimum consolidated debt service coverage ratio financial maintenance covenant of no less than 1.25:1.00 and a maximum consolidated leverage ratio financial maintenance covenant of no greater than 3.50:1.00, with step-downs to 3.25:1.00 in 2013 and 3.00:1.00 in 2014, each to be tested on the last day of each fiscal quarter.

The credit agreement governing the Credit Facilities will also contain certain customary representations and warranties, affirmative covenants and provisions relating to events of default (including upon a change of control).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by L-3. After the spin-off, L-3 will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of Engility’s outstanding common stock;

•	each of our current directors and the directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of L-3 common stock on June 1, 2012, giving effect to a distribution ratio of one share of our common stock for six shares of L-3 common stock held by such person.

To the extent our directors and executive officers own L-3 common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of L-3 common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the spin-off, we estimate that approximately 16 million shares of our common stock will be issued and outstanding, based on the number of shares of L-3 common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on July 16, 2012, the record date.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of June 1, 2012, that the following entities will beneficially own more than 5% of our common stock after the spin-off.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355(1)	5,536,421	(1)	5.54	%(1)

Harris Associates Inc. Two North LaSalle Street, Suite 500 Chicago, IL 60602-3790(2)	5,299,852	(2)	5.3	%(2)

ClearBridge Advisors, LLC 620 8th Avenue New York, NY 10018(3)	5,103,235	(3)	5.11	%(3)

(1)

Information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on February 9, 2012, in which The Vanguard Group, Inc. reported that it has sole dispositive power over 5,394,667 shares of L-3 Common Stock, shared dispositive power over 141,754 shares of L-3 Common Stock and sole voting power over 141,754 shares of L-3 Common Stock. The Vanguard Group, Inc. reported that Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 141,754 shares or 0.14% of the L-3 Common Stock outstanding as a result of its serving as investment manager of collective trust accounts.
(2)	Information shown is based on information reported by the filers on a Schedule 13G/A filed with the SEC on February 14, 2012, in which Harris Associates Inc. and Harris Associates L.P. each reported that it has sole dispositive and sole voting power over 5,299,852 shares of L-3 Common Stock. Harris Associates L.P. reported that it may be deemed to be the beneficial owner of such shares by reason of advisory and other relationships with the person who owns the shares. Harris Associates Inc. is the general partner of Harris Associates L.P.
(3)	Information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on February 14, 2012 in which ClearBridge Advisors, LLC reported that it has sole dispositive power over 5,103,235 shares of L-3 Common Stock and sole voting power over 4,201,156 shares of L-3 Common Stock.

Stock Ownership of Officers and Directors

	Shares of Common Stock Beneficially Owned		Percent of Class
Non-Employee Directors
Edward P. Boykin	—		—
Darryll J. Pines	—		—
Anthony Principi	—		—
Charles S. Ream	—		—
David A. Savner	—		—
William G. Tobin	—		—

Executive Officers
Anthony Smeraglinolo	42		*
Michael J. Alber	—		—
Bantz J. Craddock	359	(1)	*
John E. Heller	—		—
Thomas O. Miiller	1,485	(2)	*
Craig R. Reed	—		—
Randall J. Redlinger	168	(3)	*
Michael D. Dallara	149		*

Directors and Executive Officers as a Group (14 persons)	2,203		*

*	Less than 1%
(1)	Includes options exercisable into 337 shares within 60 days of June 1, 2012.
(2)	Includes options exercisable into 1,143 shares within 60 days of June 1, 2012 and 223 restricted stock units that vest within 60 days of June 1, 2012.
(3)	Includes 103 restricted stock units that vest within 60 days of June 1, 2012.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the distribution date, our Board of Directors and L-3, as our sole shareholder, will approve and adopt the amended and restated certificate of incorporation and the amended and restated bylaws. Our amended and restated certificate of incorporation authorize us to issue 175,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our amended and restated certificate of incorporation and our amended and restated bylaws, which are attached as exhibits to our Registration Statement on Form 10, and to the laws of the state of Delaware.

Common Stock

Dividend Rights. Under our amended and restated certificate of incorporation, holders of our common stock are entitled to receive any dividends our Board of Directors may declare on the common stock, subject to the rights and preferences of any series of preferred stock. The Board of Directors may declare dividends from funds legally available for this purpose.

Voting Rights. Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. Our amended and restated certificate of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

Liquidation Rights. After provision for payment of creditors and after payment of any liquidation preferences to holders of the preferred stock, if we liquidate, dissolve or are wound up, whether this is voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.

Other Rights. Our common stock is not liable to further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

Preferred Stock

Our Board of Directors has the authority, without other action by shareholders, to issue shares of preferred stock in one or more series. The holders of our preferred stock do not have the right to vote, except as our Board of Directors establishes, or as provided in our amended and restated certificate of incorporation or as determined by state law.

The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of our amended and restated certificate of incorporation, our amended and restated bylaws and the laws of the state of Delaware. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any.

Effects on Our Common Stock if We Issue Preferred Stock

If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:

•	diluting the voting power of shares of our common stock;

•	affecting the market price of our common stock;

•	delaying or preventing a change in control of Engility;

•	making removal of our present management more difficult; or

•	restricting dividends and other distributions on our common stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Could Delay or Prevent a Change in Control

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Classified Board. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our Board of Directors will be divided into three classes of directors. Prior to the spin-off, our Board of Directors will assign each of the current members to their respective class as the Board of Directors shall determine in its sole discretion. The directors in Class I will have an initial term that will expire at the 2013 annual meeting of shareholders, the directors in Class II will have an initial term that will expire at the 2014 annual meeting of shareholders and the directors in Class III will have an initial term that will expire at the 2015 annual meeting of shareholders. After each initial term, the members of each class will serve for a term expiring at the third succeeding annual meeting of shareholders. As a result, approximately one-third of our Board of Directors will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our Board of Directors will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the whole board.

Removal of Directors; Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may only be removed for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, by a sole remaining director, and not by shareholders.

Blank Check Preferred Stock. Our amended and restated certificate of incorporation permits us to issue, without any further vote or action by the shareholders, up to 25 million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Shareholder Action by Written Consent. Our amended and restated certificate of incorporation expressly excludes the right of our shareholders to act by written consent. Shareholder action must take place at an annual meeting or at a special meeting of our shareholders.

Special Shareholder Meetings. Under our amended and restated certificate of incorporation and our amended and restated bylaws, only our Board of Directors, acting pursuant to a resolution adopted by a majority of the whole board, will be able to call a special meeting of shareholders.

Requirements for Advance Notification of Shareholder Nomination and Proposals. Our amended and restated bylaws will provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our bylaws will also specify requirements as to the form and content of a shareholder’s notice.

Supermajority Provisions. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the Board of Directors is expressly authorized to adopt, amend or repeal, in whole or in part, our bylaws without a shareholder vote. Any adoption, amendment or repeal of our bylaws by our shareholders will require the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The Delaware General Corporation Law (the “DGCL”) provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated restated certificate of incorporation provides that the following provisions in our amended and restated certificate of incorporation may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	classified board (the election and term of our directors);

•	filling vacancies on our Board of Directors and newly created directorships;

•	the removal of directors;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling annual and special meetings of shareholders;

•	the provisions requiring that the bylaws may be amended by shareholders only with a 75% supermajority vote;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions may be amended only with a 75% supermajority vote.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless (i) prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested shareholder. Section 203 of the DGCL generally defines an “interested shareholder” to include (x) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10 percent or more of the assets of the corporation with or to an interested shareholder, (2) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholder and (4) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or shareholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither our amended and restated certificate of incorporation nor our amended and restated bylaws exclude us from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the shareholder approval requirement would be avoided if our Board of Directors approves, prior to the time the shareholder becomes an interested shareholder, either the business combination or the transaction which results in the shareholder becoming an interested shareholder.

Liability and Indemnification of Directors and Officers

Elimination of Liability of Directors. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of our company will not be liable to the company or our shareholders for monetary damages for breach of fiduciary duty as a director. Based on the DGCL as presently in effect, a director of our company will not be personally liable to the company or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or our shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit.

While our amended and restated certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of Engility only if he or she is a director of Engility and is acting in his or her capacity as director, and do not apply to officers of Engility who are not directors.

Indemnification of Directors and Officers. Our amended and restated bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether of a civil, criminal, administrative, investigative or other nature (a “proceeding”), by reason of the fact that he or she is or was a director or an officer of our company or while a director or officer of our company is or was serving at the request of our company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith. Our amended and restated bylaws also provide that, notwithstanding the foregoing, but except as described in the second following paragraph, we will be required to indemnify an Indemnitee in connection with a proceeding, or part thereof, initiated by such Indemnitee only if such proceeding, or part thereof, was authorized by our Board of Directors.

Our amended and restated bylaws further provide that we will pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under our amended and restated bylaws, provided however, that such payment of expenses in advance of the final disposition of the proceeding will be made solely upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that the Indemnitee is not entitled to be indemnified or entitled to advancement of expenses under the relevant sections of our amended and restated bylaws or otherwise.

Our amended and restated bylaws also expressly state that we may grant rights to indemnification and to the advancement of expenses to any of our employees or agents to the fullest extent of the provisions of our amended and restated bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Following the spin-off, we expect to have our common stock listed on the NYSE under the ticker symbol “EGL”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that L-3 shareholders will receive in the distribution. This Information Statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this Information Statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

ENGILITY HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of L-3 Communications Holdings, Inc.:

In our opinion, the combined financial statements listed in the accompanying index appearing on page F-1 present fairly, in all material respects, the financial position of Engility Holdings, Inc., a component of L-3 Communications Holdings, Inc. (as described in Note 1), at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the combined financial statements have been derived from the accounting records of L-3 Communications Holdings, Inc. The combined financial statements include expense allocations for the corporate functions provided by L-3 Communications Holdings, Inc. These allocations may not be indicative of the actual expense that would have been incurred had the Company operated as a separate entity apart from L-3 Communications Holdings, Inc. See Note 7 to the combined financial statements for a summary of transactions with L-3 Communications Holdings, Inc. and other related parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

March 29, 2012

McLean, Virginia

ENGILITY HOLDINGS, INC.

COMBINED BALANCE SHEETS

(in millions)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$14	$16
Receivables, net	415	483
Other current assets	38	37

Total current assets	467	536

Property, plant and equipment, net	13	14
Goodwill	904	981
Identifiable intangible assets, net	114	131
Other assets	5	4

Total assets	$1,503	$1,666

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$57	$60
Accrued employment costs	75	93
Accrued expenses	75	75
Advance payments and billings in excess of costs incurred	26	27
Deferred income taxes	27	49
Other current liabilities	20	12

Total current liabilities	280	316

Deferred income taxes	41	42
Income tax payable	58	53
Other liabilities	31	28

Total liabilities	410	439

Commitments and contingencies (see Note 10)
Equity:
Parent company investment	1,083	1,218
Noncontrolling interest	10	9

Total equity	1,093	1,227

Total liabilities and equity	$1,503	$1,666

See notes to combined financial statements

ENGILITY HOLDINGS, INC.

COMBINED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Year Ended December 31,
	2011	2010	2009
Revenues	$2,012	$2,475	$2,603
Revenues from affiliated entities	168	46	55

Total revenues	2,180	2,521	2,658
Costs and expenses
Cost of revenues	1,692	2,073	2,189
Cost of revenues from affiliated entities	168	46	55

Total cost of revenues	1,860	2,119	2,244
Selling, general and administrative expenses	145	161	159
Goodwill impairment	77	172	—

Total costs and expenses	2,082	2,452	2,403

Operating income	98	69	255
Other expense, net	—	1	—

Income before income taxes	98	68	255
Provision for income taxes	69	75	102

Net income (loss)	$29	$(7)	$153
Less: Net income attributable to noncontrolling interest	3	2	1

Net income (loss) attributable to Engility.	$26	$(9)	$152

Historical Pro Forma Unaudited Earnings Per Share Data (See Note 14)
Earnings per share attributable to Engility:
Basic	$1.49	$(0.47)	$7.79

Diluted	$1.48	$(0.47)	$7.76

Weighted average number of shares outstanding:
Basic	17.4	19.1	19.5

Diluted	17.6	19.1	19.6

See notes to combined financial statements

ENGILITY HOLDINGS, INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

(in millions)

	Parent Company Investment	Noncontrolling Interest	Total Equity
Balance at December 31, 2008	$1,501	$—	$1,501
Net income	152	1	153
Distributions to noncontrolling interest	—	(2)	(2)
Recognition of noncontrolling interest in a consolidated subsidiary	—	8	8
Net transfers to parent	(238)	—	(238)

Balance at December 31, 2009	1,415	7	1,422
Net (loss) income	(9)	2	(7)
Net transfers to parent	(188)	—	(188)

Balance at December 31, 2010	1,218	9	1,227
Net income	26	3	29
Distributions to noncontrolling interest	—	(2)	(2)
Net transfers to parent	(161)	—	(161)

Balance at December 31, 2011	$1,083	$10	$1,093

See notes to combined financial statements

ENGILITY HOLDINGS, INC.

COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2011	2010	2009
Operating activities:
Net income (loss)	$29	$(7)	$153
Depreciation of property, plant and equipment	5	5	10
Amortization of intangible assets	17	19	17
Impairment of goodwill	77	172	—
Deferred income tax (benefit) provision	(21)	23	27
Other non-cash items	—	—	(1)
Changes in operating assets and liabilities, excluding acquired amounts:
Receivables	63	25	74
Other current assets	4	(19)	24
Accounts payable, trade	(3)	(7)	(27)
Accrued employment costs	(18)	(3)	(68)
Accrued expenses	—	5	(17)
Advance payments and billings in excess of costs incurred	(1)	8	6
Excess income tax benefits related to share-based payment arrangements	—	(2)	—
Other liabilities	5	(32)	44
All other operating activities	8	10	6

Net cash from operating activities	165	197	248

Investing activities:
Business acquisitions, net of cash acquired	—	—	(4)
Capital expenditures	(5)	(3)	(7)
Other investing activities	1	2	1

Net cash used in investing activities	(4)	(1)	(10)

Financing activities:
Net transfers to parent	(161)	(188)	(238)
Excess income tax benefits related to share-based payment arrangements	—	2	—
Other financing activities, net	(2)	—	(1)

Net cash used in financing activities	(163)	(186)	(239)

Net (decrease) increase in cash and cash equivalents	(2)	10	(1)
Cash and cash equivalents, beginning of the year	16	6	7

Cash and cash equivalents, end of the year	$14	$16	$6

Supplemental cash flow disclosure:
Cash paid for taxes (see Note 2)	$—	$—	$—

See notes to combined financial statements

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Description of Business

Spin-Off from L-3 Communications Corporation: On July 12, 2011, the Board of Directors of L-3 Communications Holdings, Inc. (L-3 Holdings or L-3) approved a plan to spin-off to L-3’s shareholders part of its Government Services segment into a new company named Engility Holdings, Inc. (Engility or the Company). After completion of the spin-off, Engility will own and operate the systems engineering and technical assistance (SETA), training and operational support services businesses that are currently part of L-3’s Government Services Segment.

The spin-off is conditioned on, among other things, final approval of the transaction by L-3’s Board of Directors, and the receipt of a ruling from the Internal Revenue Service, and that such ruling shall remain in effect as of the distribution date, and an opinion of tax counsel confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of income, gain or loss to L-3 or its shareholders.

Description of Business: Engility is a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide. The Company is focused on supporting the mission success of its customers by providing a full range of engineering, technical, analytical, advisory, training, logistics and support services. The Company’s customers include the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Agency for International Development (USAID), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and allied foreign governments.

The Company operates in two segments: Professional Support Services and Mission Support Services. The Professional Support Services segment provides Systems Engineering and Technical Assistance (SETA) services, program management support and software engineering life cycle sustainment and support services. Through its Mission Support Services segment, the Company provides defense related training, education and support services, law enforcement training, national security infrastructure and institutional development.

2.	Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation: The accompanying combined financial statements of Engility are derived from the accounting records of L-3 as if it operated on a standalone basis. The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the financial position, results of operations and cash flows of L-3’s SETA, training and operational support services businesses. All significant intercompany transactions between the combined businesses that comprise Engility have been eliminated.

The combined statements of operations include expense allocations for the corporate functions provided to the Company by L-3, including, but not limited to, executive management, finance, legal, human resources, employee benefits administration, treasury, tax, internal audit, information technology, communications, ethics and compliance, insurance, and stock-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. Both L-3 and the Company believe these allocations have been made on a consistent basis and are a reasonable reflection of the utilization of the services received by, or benefits provided to Engility by L-3 during the periods presented. Management believes, based on the current and historical organizational and information technology structure, that the costs allocated by L-3 approximate the costs required for Engility to operate as a stand-alone public company. However, actual costs that may have been incurred, had Engility been a stand-alone company, would have depended on a number of factors, including the stand-alone organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Following the separation from L-3, Engility will perform these functions using internal resources and purchased services, some of which may be provided by L-3 during a transitional period pursuant to a transitional services agreement.

Transactions between Engility and L-3 have been included in these combined financial statements, are considered to be effectively settled for cash at the time the transaction is recorded, and therefore are included as financing activities in the Combined Statements of Cash Flows. The net effect of these transactions is included in the Combined Balance Sheets as Parent Company Investment.

L-3 uses a centralized approach to cash management and financing its operations. The majority of the Company’s cash receipts are transferred to L-3 daily and L-3 funds the Company’s working capital and capital expenditure requirements as needed. Cash transfers to and from L-3’s cash management accounts are recorded in Parent Company Investment in the Combined Balance Sheets.

The combined financial statements include certain assets and liabilities that have been historically recorded at the L-3 corporate level but are specifically identifiable or otherwise attributable to Engility. L-3’s third party debt, and the related interest expense has not been allocated to Engility for any of the periods presented because L-3’s borrowings and the related guarantees on such borrowings are not directly attributable to the combined businesses that comprise Engility, and Engility is not expected to assume L-3’s debt presently or in connection with the spin-off transaction.

The businesses that comprise Engility guarantee L-3’s third party debt on a full and unconditional, joint and several basis, along with substantially all of L-3’s other material domestic subsidiaries. Upon completion of the spin-off transaction, the businesses that comprise Engility will no longer guarantee L-3’s debt.

See Note 7 for a further description of the transactions between Engility and L-3.

Parent Company Investment: Parent company investment in the Combined Balance Sheets represents L-3’s historical investment in Engility, the net effect of cost allocations from and transactions with L-3, net cash transfers to L-3, and Engility’s accumulated earnings.

Noncontrolling Interest: On April 1, 2009, Engility obtained control of Forfeiture Support Associates J.V. (FSA) by increasing its ownership interest from 50.0% to 50.1%. The results of operations of FSA are included in Engility’s Combined Statements of Operations from the date control was obtained. The noncontrolling interest reported on the Combined Balance Sheets represents the portion of FSA’s equity that is attributable to the noncontrolling interest. Prior to April 1, 2009, Engility followed the equity method of accounting for its investment in FSA.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant of these estimates relate to the recoverability, useful lives and valuation of identifiable intangible assets and goodwill, income taxes and contingencies. Actual amounts will differ from these estimates and could differ materially.

Revenue Recognition: Substantially all of the Company’s revenues are generated from written contractual (revenue) arrangements. A substantial majority of the Company’s contractual (revenue) arrangements have a period of performance of 12 months or less and, given their short duration, generally have few contract modifications. The sales price for the Company’s revenue arrangements are generally either cost-plus fixed fee, cost-plus award fee, time-and-material or fixed-price type. Depending on the contractual scope of work, the Company utilizes either accounting standards for revenue arrangements with commercial customers or

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

contract accounting standards for these contracts. For 2011, $2,125 million, or 98% of the Company’s revenues were covered by accounting standards for revenue arrangements with commercial customers. These revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectability is reasonably assured. The remaining $55 million, or 2% of revenues were generated from contracts (revenue arrangements) that are covered by contract accounting standards. These revenues are recognized based on a percentage-of-completion method of accounting.

Revenues and profits on cost-plus type contracts are recognized as allowable costs are incurred on the contract, at an amount equal to the allowable costs plus the earned fees on those costs as the Company becomes contractually entitled to reimbursement of the costs and the applicable fees. The fee on a cost-plus type contract is fixed or variable based on the contractual fee arrangement. Cost-plus type contracts with award fee provisions are the Company’s primary variable contract fee arrangement. Award fees provide for a fee based on actual performance relative to contractually specified criteria. Revenues and profit on award fees are recorded when awarded by the customer.

Revenues and profits on time-and-material type contracts are recognized on the basis of direct labor hours expended multiplied by the contractual fixed rate per hour, plus the actual costs of materials and other direct non-labor costs.

Revenues for fixed-price service contracts that do not contain measurable units of work performed are generally recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations are fulfilled, in a different manner. Revenues on fixed-price service contracts that contain measurable units of work performed are generally recognized when the units of work are completed.

Revenues for fixed-price type contracts covered by contract accounting standards are recognized using a ratio of actual cumulative costs incurred to total estimated costs at completion of the contract multiplied by the total estimated contract revenue, less cumulative revenue recognized in prior periods. A single estimated total profit margin is used to recognize profit. Losses on contracts are recognized in the period in which they become evident. The impact of revisions of contract estimates, which may result from contract modifications, performance or other reasons, are recognized on a cumulative catch-up basis in the period in which the revisions are made. Net changes in contract estimates increased operating income by $2 million, or 2%, for the year ended December 31, 2011, and decreased operating income by $2 million, or 3%, for the year ended December 31, 2010 and $2 million, or 1%, for the year ended December 31, 2009. The net changes in contract estimates included negative adjustments, which are inclusive of losses on contracts, of less than $1 million, $3 million, and $2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Revenues and profit in connection with contracts to provide services to the U.S. Government that contain collection risk because the contracts are incrementally funded and subject to the availability of funds appropriated, are deferred until a contract modification is obtained, indicating that adequate funds are available to the contract or task order.

Cost of Revenues: Cost of revenues primarily consists of compensation expenses for program personnel, the fringe benefits associated with this compensation, other direct expenses incurred to complete programs, including cost of materials and subcontract efforts and selling, general and administrative expenses.

Selling, General, and Administrative Expenses: Selling, general and administrative expenses are expensed as incurred.

Stock-Based Compensation: Certain key employees of Engility participate in stock-based compensation plans of L-3. The Company follows the fair value based method of accounting for stock-based employee compensation, which requires the Company to expense all stock-based employee compensation. L-3 issues

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

restricted stock units and non-qualified stock options under its existing plans to employees of the Company. Compensation expense is recognized for the entire award, net of estimated forfeitures, on a straight line basis over the requisite service period, which is generally three years, based on the grant date fair value.

Income Taxes: The Company’s operations have historically been included in L-3’s U.S. federal and state income tax returns and all income taxes have been paid by L-3. Income taxes are presented in these combined financial statements as if the Company filed its own tax returns on a standalone basis. Current income tax liabilities are assumed to be immediately settled with L-3 against the parent company investment account.

The Company provides for income taxes using the liability method. Deferred income tax assets and liabilities reflect tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, as determined under enacted tax laws and rates. The effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances for deferred tax assets are provided when it is more likely than not that the assets will not be realized, considering, when appropriate, tax planning strategies.

Income tax accounting standards prescribe (1) a minimum recognition threshold that an income tax benefit arising from an uncertain income tax position taken, or expected to be taken, on an income tax return is required to meet before being recognized in the financial statements and (2) the measurement of the income tax benefits recognized from such positions. The Company’s accounting policy is to classify uncertain income tax positions that are not expected to be resolved in one year as non-current income tax liabilities and to classify potential interest and penalties on uncertain income tax positions as elements of the provision for income taxes on its financial statements.

Cash and Cash Equivalents: Cash and cash equivalents represent cash that is directly attributable to the Company. Cash equivalents consist of highly liquid investments with an original maturity of three months or less at the time of purchase.

Inventory: Inventory is included in other current assets in the Combined Balance Sheets and is carried at the lower of cost or market. Cost is computed on a specific identification basis. A provision for excess or inactive inventory is recorded based on an analysis that considers current inventory levels, historical usage patterns and future revenue expectations. The Company had inventory balances of $19 million at December 31, 2011 and $8 million at December 31, 2010, most of which relates to its global security solutions business.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by applying the straight-line method to the estimated useful lives of the related assets. Useful lives for buildings are 30 years. Useful lives for building improvements range from 5 to 23 years and useful lives for machinery, equipment, furniture and fixtures range from 2 to 15 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company’s balance sheet and the net gain or loss is included in the determination of operating income. Maintenance and repairs are charged to expense as incurred.

Goodwill: The Company records goodwill in connection with the acquisition of businesses when the purchase price exceeds the fair values of the assets acquired and liabilities assumed. Generally, the largest intangible assets from the businesses that the Company acquires are the assembled workforces, which includes the human capital of the management, administrative, marketing and business development, engineering and technical employees of the acquired businesses. The success of the Company’s businesses, including their ability to retain existing business (revenue arrangements) and to successfully compete for and win new business

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(revenue arrangements), is primarily dependent on the management, marketing and business development, contracting, engineering and technical skills and knowledge of its employees, rather than on productive capital (plant and equipment, and technology and intellectual property). Additionally, for a significant portion of its businesses, the Company’s ability to attract and retain employees who have U.S. Government security clearances, particularly those of top-secret and above, is critical to its success, and is often a prerequisite for retaining existing revenue arrangements and pursuing new ones. Therefore, because intangible assets for assembled workforces are part of goodwill in accordance with the accounting standards for business combinations, the substantial majority of the intangible assets for the Company’s business acquisitions is recognized as goodwill. Additionally, the value assigned to goodwill for the Company’s business acquisitions also includes the value that the Company expects to realize from cost reduction measures that it implements for its acquired businesses.

The carrying value of goodwill is not amortized, but is tested for impairment annually as of November 30 as well as whenever events or changes in circumstances indicate that the carrying amount may not be recoverable using a two-step process for each reporting unit. A reporting unit is an operating segment, as defined by the segment reporting accounting standards, or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is reviewed by operating segment management. The first step in the process is to identify any potential impairment by comparing the carrying value of a reporting unit and its fair value. The Company determines the fair value of its reporting units using a discounted cash flow valuation approach. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit.

Identifiable Intangible Assets: As part of the accounting for the Company’s business acquisitions, identifiable intangible assets are recognized as assets if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. The Company does not recognize any intangible assets apart from goodwill for the assembled workforces of its business acquisitions. At December 31, 2011, the Company had approximately 9,200 employees, and the substantial majority of the revenues generated by the Company’s businesses are from the labor efforts of its employees, as compared to selling manufactured products or right-to-use technology.

Identifiable intangible assets include customer contractual relationships, technology and favorable leasehold interests. The initial measurement of these intangible assets is based on their fair values. The most significant identifiable intangible asset that is separately recognized for the Company’s business acquisitions is customer contractual relationships. All of the Company’s customer relationships are established through written customer contracts (revenue arrangements). The fair value for customer contractual relationships is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows for working capital) arising from the follow-on revenues on contract (revenue arrangement) renewals expected from the customer contractual relationships over their estimated lives, including the probability of expected future contract renewals and revenues, less a contributory assets charge, all of which is discounted to present value.

Identifiable intangible assets are: (1) tested for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable and (2) amortized over their estimated useful lives as the economic benefits are consumed, ranging from 4 to 30 years. The Company reviews and updates its estimates of the duration of its customer contractual relationships. If such estimates indicate that the duration of the Company’s customer contractual relationships have decreased compared to the estimates made as of the date the Company acquired these intangible assets, then the Company accelerates the amortization period for its customer contractual relationships over their remaining useful economic life.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Accounting Standards Issued and Not Yet Implemented: In September 2011, the Financial Accounting Standards Board (FASB) issued a revised accounting standard allowing companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a more detailed two-step goodwill impairment test would be performed to identify a potential goodwill impairment and measure the amount of loss to be recognized, if any. The standard will be effective for annual and interim goodwill impairment tests performed after December 31, 2011. The adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	New Accounting Standards Implemented

In October 2009, the FASB issued a revised accounting standard for revenue arrangements with multiple deliverables. The revision: (1) removed the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, (2) provided a hierarchy that entities must use to estimate the selling price of each deliverable, (3) eliminated the use of the residual method for allocation, and (4) expanded the ongoing disclosure requirements. The revised accounting standard was effective for the Company beginning on January 1, 2011, and did not have a material impact on the Company’s financial position, results of operations or cash flows.

In October 2009, the FASB issued a revised accounting standard for certain revenue arrangements that include software elements. Under the revised standard, tangible products that contain both software and non-software components that work together to deliver a product’s essential functionality are excluded from the scope of pre-existing software revenue recognition standards. In addition, hardware components of a tangible product containing software components are excluded from the scope of software revenue recognition standards. The revised accounting standard was effective for the Company beginning on January 1, 2011, and did not have a material impact on the Company’s financial position, results of operations or cash flows.

4.	Receivables

The Company’s receivables principally relate to contracts with the U.S. Government and prime contractors or subcontractors of the U.S. Government. Revenues from the U.S. Government under prime contracts and subcontracts, as compared to total revenues, were approximately 98%, 97% and 99% for the years ended December 31, 2011, 2010, and 2009, respectively. The components of contract receivables are presented in the table below.

	December 31,
	2011	2010
	(in millions)
Billed receivables	$159	$184
Unbilled receivables:
Amounts billable	176	235
Revenues recorded in excess of milestone billings on fixed price contracts	82	66
Allowance for doubtful accounts	(2)	(2)

Total receivables, net	$415	$483

Amounts billable consist principally of amounts to be billed within the next month, generally from cost-plus type contracts and time-and-material type contracts due to the timing of preparation of invoices to customers. Revenues recorded in excess of milestone billings on fixed-price type contracts consist of amounts not expected

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

to be billed within the next month. Such amounts are converted to billed receivables when invoiced to customers according to contractual billing terms, which generally occur when performance milestones are completed. The Company believes that approximately 97% of the unbilled contract receivables at December 31, 2011 will be billed and collected within one year.

The Company does not believe it has significant exposure to credit risk as accounts receivable and the related unbilled amounts are primarily due from the U.S. Government. The allowance for doubtful accounts primarily represents the Company’s estimate for exposure to compliance, contractual issues and bad debts related to prime contractors and commercial customers.

5.	Goodwill and Identifiable Intangible Assets

The table below presents the changes in goodwill allocated to the Company’s reportable segments.

	Professional Support Services	Mission Support Services	Total
	(in millions)
Balance at December 31, 2009	$826	$327	$1,153
Goodwill impairment	(161)	(11)	(172)

Balance at December 31, 2010	$665	$316	$981
Goodwill impairment	—	(77)	(77)

Balance at December 31, 2011	$665	$239	$904

As discussed in Note 2, the carrying value of goodwill is tested for impairment annually as of November 30 as well as whenever events or changes in circumstances indicate that the carrying amount may not be recoverable using a two step process for each reporting unit. The first step of the November 30, 2011 annual impairment test indicated that a portion of the $77 million of goodwill for the Company’s Linguist Operations & Technical Support (LOTS) reporting unit may not have been recoverable. The first step of the November 30, 2010 annual impairment test indicated that a portion of the $428 million of goodwill for the Company’s Global Security & Engineering Solutions (GS&ES) reporting unit and a portion of the $88 million of goodwill for the Company’s LOTS reporting unit may not have been recoverable. The Company performed the second step of the impairment tests to measure the impairment losses for 2011 and 2010 and determined that the implied goodwill was (i) $77 million lower in 2011 and $11 million lower in 2010 than the respective carrying amounts of goodwill for the LOTS reporting unit, and (ii) $161 million lower in 2010 than the respective carrying amount for the GS&ES reporting unit. Accordingly, the Company recorded non-cash charges of $77 million and $172 million for the years ended December 31, 2011 and 2010, respectively, for the impairment of goodwill. The goodwill impairment charges were due to a decline in the estimated fair value of the LOTS and GS&ES reporting units as a result of a decline in their projected future cash flows. The decline in projected cash flows in 2011 and 2010 for the LOTS reporting unit was due to lower expected revenues resulting from the drawdown of U.S. military forces from Iraq which began in 2010 and was completed in 2011. The decline in projected cash flows in 2010 for the GS&ES reporting unit was primarily due to increased competition putting pressure on operating margins and cash flow. The LOTS reporting unit is part of the Mission Support Services segment and the GS&ES reporting unit is part of the Professional Support Services Segment. The Company’s accumulated goodwill impairment losses at December 31, 2011 were $249 million, of which $88 million was recorded in the Mission Support Services segment and $161 million was recorded in the Professional Support Services segment. The Company’s accumulated goodwill impairment losses at December 31, 2010 were $172 million, of which $11 million was recorded in the Mission Support Services segment and $161 million was recorded in the Professional Support Services segment.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Information on the Company’s identifiable intangible assets that are subject to amortization is presented in the table below.

	December 31, 2011				December 31, 2010
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)			(in millions)
Customer contractual relationships	28	$179	$65	$114	$179	$53	$126
Technology	—	29	29	—	29	24	5
Favorable leasehold interests	—	2	2	—	2	2	—

Total	28	$210	$96	$114	$210	$79	$131

Amortization expense recorded by the Company for its identifiable intangible assets is presented in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Amortization expense	$17	$19	$17

Based on gross carrying amounts at December 31, 2011, the Company’s estimate of amortization expense for identifiable intangible assets for the years ending December 31, 2012 through 2016 are presented in the table below.

	Year Ending December 31,
	2012	2013	2014	2015	2016
	(in millions)
Estimated amortization expense	$13	$9	$8	$9	$7

6.	Property, Plant and Equipment

	December 31,
	2011	2010
	(in millions)
Land	$2	$2
Buildings and improvements	4	4
Machinery, equipment, furniture and fixtures	29	31
Leasehold improvements	10	9

Gross property, plant and equipment	45	46
Accumulated depreciation and amortization	(32)	(32)

Property, plant and equipment, net	$13	$14

7.	Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses: The combined statements of operations include L-3 corporate expense allocations for corporate functions provided to the Company, which are reported within selling, general and administrative expenses, totaling $34 million, $41 million, and $35 million for the years ended December 31,

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2011, 2010 and 2009, respectively. The remaining corporate allocations of $59 million, $70 million, and $72 million for the years ended December 31, 2011, 2010 and 2009, respectively, represent direct corporate expenses. Direct corporate expenses include employee benefits, stock-based compensation, insurance, and treasury expenses that have been allocated based on direct usage by the Company.

Related Party Revenues and Cost of Revenues: Engility is a party to transactions to purchase and sell products and services to and from other L-3 subsidiaries and divisions. Revenues earned from these affiliated entities were $168 million, $46 million and $55 million, for the years ended December 31, 2011, 2010 and 2009, respectively. Purchases of products and services from these affiliated entities were $20 million, $23 million and $12 million for the years ended December 31, 2011, 2010 and 2009, respectively, and are included within Cost of revenues in the combined statements of operations.

Parent Company Investment: Net transfers (to)/from parent are included within parent company investment on the Combined Statements of Equity. The components of the Company’s net transfers (to)/from parent are presented in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Intercompany revenues and purchases, net	$(148)	$(23)	$(43)
Cash pooling and general financing activities	(193)	(333)	(337)
Corporate allocations	93	111	107
Income taxes	87	57	35

Total net transfers to parent	$(161)	$(188)	$(238)

The net effect of these transactions is included in the Combined Balance Sheets as Parent Company Investment.

8.	Income Taxes

The Company’s operations have historically been included in L-3’s U.S. federal and state income tax returns. Income taxes are presented in these combined financial statements as if the Company filed its own tax returns on a standalone basis. These amounts may not reflect tax positions taken or to be taken by L-3, and have been available for use by L-3 and may remain with L-3 after the separation from L-3.

Income before income taxes is summarized in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Domestic	$97	$67	$254
Foreign	1	1	1

Income before income taxes	$98	$68	$255

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The components of the Company’s current and deferred portions of the provision for income taxes are presented in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Current income tax provision:
Federal	$76	$45	$64
State and local	13	6	9
Foreign	1	1	2

Subtotal	90	52	75

Deferred (benefit) income tax provision:
Federal	(17)	19	23
State and local	(4)	4	4

Subtotal	(21)	23	27

Total provision for income taxes	$69	$75	$102

A reconciliation of the statutory federal income tax rate to the effective income tax rate of the Company is presented in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.3	3.4	3.4
Goodwill impairment	29.9	70.1	—
Other, net	2.2	1.8	1.6

Effective income tax rate	70.4%	110.3%	40.0%

The significant components of the Company’s net deferred tax liabilities are presented in the table below.

	December 31,
	2011	2010
	(in millions)
Deferred tax assets:
Compensation and benefits	$24	$25
Unrecognized tax benefits	18	16
Other	15	7

Gross deferred tax assets	57	48
Deferred tax liabilities:
Goodwill and other intangible assets	$64	$63
Income recognition on contracts in process	56	71
Other	5	5

Gross deferred tax liabilities	125	139

Total net deferred tax liabilities	$(68)	$(91)

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of the Company’s net deferred tax liabilities.

	December 31,
	2011	2010
	(in millions)
Current deferred tax liabilities	$27	$49
Non-current deferred tax liabilities	41	42

Total net deferred tax liabilities	$68	$91

As of December 31, 2011, the total amount of unrecognized tax benefits was $50 million, which would not significantly reduce the effective income tax rate, if recognized. A reconciliation of the change in unrecognized income tax benefits, excluding potential interest and penalties, is presented in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Balance at January 1	$48	$54	$12
Additions for tax positions related to the current year	—	5	25
Additions for tax positions related to prior years	2	3	17
Reductions for tax positions related to prior years	—	(14)	—

Balance at December 31	$50	$48	$54

The Company files its Federal and certain state tax returns on a consolidated or combined basis with L-3. In addition, the Company and its subsidiaries file income tax returns in various state and foreign jurisdictions. The statutes of limitations for the L-3’s U.S. Federal income tax returns for the years ended December 31, 2008 through 2010 are open as of December 31, 2011. As of December 31, 2011, the Company anticipates that unrecognized tax benefits will decrease by approximately $2 million over the next 12 months due to potential resolution of unrecognized tax benefits involving several jurisdictions and tax periods. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

As of December 31, 2011 and 2010, non-current income taxes payable includes accrued potential interest of $3 million ($2 million after income taxes) and $1 million ($1 million after income taxes), respectively, and potential penalties of $5 million and $4 million, respectively. With respect to the interest related items, the Company’s income tax expense included an expense of $1 million, a benefit of $1 million, and an expense of $1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

9.	Stock-Based Compensation

Stock-based Compensation Plans. The Company’s employees participate in the following L-3 stock based compensation plans: 2008 Long Term Performance Plan (2008 LTPP), 1999 Long Term Performance Plan and 1997 Stock Option Plan (collectively, the Plans). The following disclosures represent the portion of the L-3 Plans in which the Company’s employees participated.

Effective April 29, 2008, L-3 adopted the 2008 LTPP. As a result, no subsequent awards in respect of shares of L-3 common stock have been or will be issued under L-3’s 1997 Stock Option Plan and 1999 Long Term Performance Plan.

Awards under the 2008 LTPP may be granted to any officer or employee of L-3 or any of its subsidiaries, or to any other individual who provides services to or on behalf of L-3 or any of its subsidiaries. Awards under the

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2008 LTPP may be in the form of stock options, stock appreciation rights, restricted stock units and other stock-based awards. To date, awards granted to employees of Engility under the Plans have been in the form of L-3 restricted stock units and options to purchase L-3’s common stock.

Stock based compensation expense is summarized in the table below.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Stock options	$2	$1	$2
Restricted stock units	5	6	5
Employee stock purchase plan	—	2	2

Total before income taxes	7	9	9
Income taxes	(3)	(3)	(3)

Total after income taxes	$4	$6	$6

Stock Options. The exercise price of L-3 stock options granted under the 2008 LTPP may not be less than the fair market value of L-3’s common stock on the date of grant. Options expire after 10 years from the date of grant and vest ratably over a three year period on the annual anniversary of the date of grant. All unvested options are subject to forfeiture upon termination of employment (subject to customary exceptions for death or disability). All of the stock option awards issued under the Plans are non-qualified stock options for U.S. income tax regulations.

The table below presents a summary of the Company’s stock option activity as of December 31, 2011 and changes during the year then ended.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(in Years)	(in millions)
Number of L-3 shares under option
Outstanding at January 1, 2011	221.6	$71.91	4.8	$1.3
Options granted	12.0	80.17
Options exercised	(66.0)	63.21
Options forfeited	(48.1)	91.48

Outstanding at December 31, 2011	119.5	$70.03	4.1	$0.6

Vested and expected to vest at December 31, 2011(1)	118.2	$69.90	4.0	$0.6

Exercisable at December 31, 2011	103.9	$68.20	3.4	$0.6

(1)	Represents outstanding options reduced by expected forfeitures for options not fully vested.

The weighted average grant date fair value of the stock options awarded was $15.40, $18.05, and $14.37 for the years ended December 31, 2011, 2010 and 2009, respectively. The aggregate intrinsic value, disclosed in the table above, represents the difference between L-3’s closing stock price on the last trading day for the period, and the exercise price, multiplied by the number of in-the-money stock options.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of stock options exercised, based on the difference between the L-3 stock price at the time of exercise and the related exercise price, was $1 million, $6 million, and $1 million for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, unrecognized compensation costs related to stock options was less than $1 million before and after income taxes, which is expected to be recognized over a weighted average remaining period of 1.0 years.

The actual income tax benefit realized related to compensation deductions arising from the exercise of stock options by the Company’s employees totaled less than $1 million, $2 million and $1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Option Fair Value Estimation Assumptions. The fair value of stock options are estimated at the date of the grant using the Black-Scholes option-pricing valuation model. The valuation model is affected by L-3’s stock price as well as weighted average assumptions for a number of subjective variables described below.

•

Expected Holding Period. The expected holding period of stock options granted represents the period of time that stock options granted are expected to be outstanding until they are exercised. The Company uses historical stock option exercise data to estimate the expected holding period.

•	Expected Volatility. Expected volatility is based on L-3’s historical share price volatility matching the expected holding period.

•	Expected Dividend Yield. Expected dividend yield is based on L-3’s anticipated dividend payments and historical pattern of dividend increases over the expected holding period.

•	Risk-Free Interest Rate. The risk-free interest rates for stock options are based on U.S. Treasuries for a maturity matching the expected holding period.

Changes in assumptions can materially impact the estimated fair value of stock options. The weighted average assumptions used in the valuation model are presented in the table below.

	2011 Grants	2010 Grants	2009 Grants
Expected holding period (in years)	4.8	4.3	4.3
Expected volatility	27.0%	27.0%	26.8%
Expected dividend yield	2.8%	2.1%	2.4%
Risk-free interest rate	2.0%	2.1%	2.3%

Restricted Stock Units. L-3 awards restricted stock units that automatically convert into shares of L-3’s common stock upon vesting. These awards are subject to forfeiture until certain restrictions have lapsed, including a three year cliff vesting period starting on the date of grant. The weighted average grant date fair value of the restricted stock units awarded was $80.17, $90.18 and $74.12 for the years ended December 31, 2011, 2010 and 2009, respectively. The grant date fair value of the restricted stock unit awards is based on L-3’s closing stock price at the date of grant, and will generally be recognized as compensation expense on a straight-line basis over the vesting period. However, for employees who attain retirement eligibility status prior to the end of the three year cliff vesting period, and who have provided at least one year of service after the date of grant, compensation expense is recognized over the shorter period from the date of grant to the retirement eligibility date. Retirement eligible employees are those employees that have attained the age of 65 and have completed at least five years of service (which service must be continuous through the date of termination except for a single break in service that does not exceed one year in length).

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The table below presents a summary of the Company’s nonvested restricted stock unit awards as of December 31, 2011 and changes during the year then ended.

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)
Nonvested balance at January 1, 2011	203.1	$84.54
Granted	67.4	80.17
Vested	(45.0)	96.34
Forfeited	(48.1)	81.91

Nonvested balance at December 31, 2011	177.4	$80.60

As of December 31, 2011, total unrecognized compensation costs related to nonvested restricted stock unit awards were $7 million ($4 million after income taxes) and are expected to be recognized over a weighted average remaining period of 1.1 years. The total fair value of restricted stock unit awards vested during the years ended December 31, 2011, 2010 and 2009 as of their vesting dates was $4 million, $5 million, and $3 million, respectively.

Employee Stock Purchase Plan. Effective July 1, 2009, L-3 adopted the 2009 Employee Stock Purchase Plan (2009 ESPP). As a result, no subsequent options to purchase shares of L-3’s common stock have been or will be granted under L-3’s prior employee stock purchase plan (2001 ESPP).

Under the 2009 ESPP, eligible employees are offered options to purchase shares of L-3’s common stock at the end of each six-month offering period at 85% of fair market value (or 95% of fair market value for offering periods beginning on or after January 1, 2011) based on the average of the highest and lowest sales prices for L-3’s stock on the purchase date. Eligible employees generally include all employees of L-3 and each subsidiary or affiliate of L-3 that has been designated to participate in the 2009 ESPP. Offering periods begin on the first trading day in January and July of each calendar year and end on the last trading day in June and December of each calendar year. Share purchases are funded through payroll deductions of up to 10% of an employee’s eligible compensation for each payroll period, or $21,250 each calendar year.

In July 2011, employees of the Company purchased 25,446 shares under the 2009 ESPP at an average price of $83.26 per share, which covered employee contributions for the six months ended June 30, 2011. In January 2012, employees of the Company purchased 31,720 shares under the 2009 ESPP at an average price of $63.59 per share, which covered employee contributions for the six months ended December 31, 2011. Effective January 1, 2011, the employee discount on the purchase of L-3’s common stock was reduced from 15% to 5%. The 5% discount is not recognized as a compensation expense in accordance with the accounting standard for share-based compensation expense.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

10.	Commitments and Contingencies

Non-Cancelable Operating Leases

The Company leases certain facilities and equipment under agreements expiring at various dates through 2020. Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. No lease agreement imposes a restriction on the Company’s ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

The following table presents future minimum payments under non-cancelable operating leases with initial or remaining terms in excess of one year at December 31, 2011.

	Real Estate	Equipment	Total
	(in millions)
2012	$23	$1	$24
2013	18	—	18
2014	15	—	15
2015	11	—	11
2016	10	—	10
Thereafter	14	—	14

Total minimum payments required	91	1	92
Less: Sublease rentals under non-cancelable leases	1	—	1

Net minimum payments required	$90	$1	$91

Rent expense, net of sublease income, was $29 million for 2011, $31 million for 2010, and $36 million for 2009.

Letters of Credit

The Company enters into standby letters of credit with financial institutions covering performance and financial guarantees pursuant to contractual arrangements with certain customers. The Company had total outstanding letters of credit aggregating to $2 million at December 31, 2011 and $14 million at December 31, 2010. These letters of credit may be drawn upon in the event of the Company’s nonperformance.

Procurement Regulations

A substantial majority of the Company’s revenues are generated from providing services and products under legally binding agreements or contracts with U.S. Government and foreign government customers. U.S. Government contracts are subject to extensive legal and regulatory requirements, and from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. The Company is currently cooperating with the U.S. Government on several investigations from which civil or administrative proceedings have or could result and give rise to fines, penalties, compensatory and treble damages, restitution and/or forfeitures. The Company does not currently anticipate that any of these investigations will have a material adverse effect, individually or in the aggregate, on its consolidated financial position, results of operations or cash flows. However, under U.S. Government regulations, an indictment of the Company by a federal grand jury, or an administrative finding against the Company as to its present responsibility to be a U.S. Government contractor or subcontractor, could result in the Company being suspended for a period of time from eligibility for awards of new government contracts or task

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

orders or in a loss of export privileges. A conviction, or an administrative finding against the Company that satisfies the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specified term. In addition, all of the Company’s U.S. Government contracts: (1) are subject to audit and various pricing and cost controls, (2) include standard provisions for termination for the convenience of the U.S. Government or for default, and (3) are subject to cancellation if funds for contracts become unavailable. Foreign government contracts generally include comparable provisions relating to terminations for convenience and default, as well as other procurement clauses relevant to the foreign government.

Litigation Matters

The Company is also subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to its businesses. Furthermore, in connection with certain business acquisitions, the Company has assumed some or all claims against, and liabilities of, such acquired businesses, including both asserted and unasserted claims and liabilities.

In accordance with the accounting standard for contingencies, the Company records a liability when management believes that it is both probable that a liability has been incurred and the Company can reasonably estimate the amount of the loss. Generally, the loss is recorded at the amount the Company expects to resolve the liability. The estimated amounts of liabilities recorded for pending and threatened litigation are recorded in other current liabilities in the Combined Balance Sheets. Amounts recoverable from insurance contracts or third parties are recorded as assets when deemed probable. At December 31, 2011, the Company did not record any amounts for recoveries from insurance contracts or third parties in connection with the amount of liabilities recorded for pending and threatened litigation. Legal defense costs are expensed as incurred. The Company believes it has recorded adequate provisions for its litigation matters. The Company reviews these provisions quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. While it is reasonably possible that an unfavorable outcome may occur in one or more of the following matters, unless otherwise stated below, the Company believes that it is not probable that a loss has been incurred in any of these matters. With respect to the litigation matters below for which it is reasonably possible that an unfavorable outcome may occur, an estimate of loss or range of loss is disclosed when such amount or amounts can be reasonably estimated. Although the Company believes that it has valid defenses with respect to legal matters and investigations pending against it, the results of litigation can be difficult to predict, particularly those involving jury trials. Accordingly, our current judgment as to the likelihood of our loss (or our current estimate as to the potential range of loss, if applicable) with respect to any particular litigation matter may turn out to be wrong. Therefore, it is possible that the financial position, results of operations or cash flows of the Company could be materially adversely affected in any particular period by the unfavorable resolution of one or more of these or other contingencies.

Al-Quraishi. On May 5, 2008, seventy-two plaintiffs who had purportedly been detained in certain Iraqi prisons filed suits alleging that L-3 Services, Inc. (a company that will be a subsidiary of Engility following the spin-off) and other defendants either participated in, approved of, or condoned the mistreatment of prisoners by United States military officials, and seeking recovery on a variety of legal theories based upon U.S. Federal law, state law, treaty obligations and the Alien Tort Statute. These cases were consolidated in the U.S. District Court for the District of Maryland (the “MD Trial Court”). The complaint seeks unspecified monetary damages, including punitive damages and legal fees. The MD Trial Court denied L-3 Services, Inc.’s motion for dismissal on July 29, 2010, but the U.S. Court of Appeals for the Fourth Circuit reversed and remanded the case back to the MD Trial Court on September 21, 2011 with instructions to dismiss the case with prejudice. Plaintiffs filed a motion with the Fourth Circuit for reconsideration en banc of its decision, which was granted on November 8, 2011. Oral argument took place on January 27, 2012, and the Fourth Circuit’s decision is pending. The Company

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

is unable to estimate a range of loss, if any, that is reasonably possible for this matter because: (1) the proceedings are in the early stages, as they have not progressed beyond consideration of the Company’s pre-answer motions, (2) there are significant legal issues to be resolved, including whether the allegations in the complaint are sufficient to support a claim for damages against the Company, (3) there are significant factual issues to be resolved, as no discovery has taken place, and plaintiffs have not yet been required to provide any evidence to support the allegations set forth in their complaint, and (4) plaintiffs have not claimed a specific amount of money damages, and have not yet been required to provide any evidence of damages alleged to have been suffered.

11.	Employee Benefits

Employee Savings Plan. Under the L-3 Communications Master Savings Plan, the Company’s participating employees may receive Company matching or other contributions, in the form of L-3 common stock or cash, up to designated levels. The extent and form of the Company contributions and the applicable vesting terms vary among the businesses that comprise Engility. Company contributions are paid to the plan in cash, and for those employees who receive contributions in the form of L-3 common stock, the plan purchases shares from L-3 at fair market value. The Company’s contributions under the plan were $24 million, $28 million and $31 million for the years ended December 31, 2011, 2010 and 2009, respectively.

12.	Segment Information

The Company has two reportable segments, which are described in Note 1. The Company’s segments are reported on the same basis used internally for evaluating performance and for allocating resources. The Company evaluates the performance of its operating segments and reportable segments based on their revenues and operating income. All corporate expenses are allocated to the Company’s operating segments on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues or headcount. Accordingly, all costs and expenses, except for the goodwill impairment charges in 2011 and 2010 and the spin-off transaction expenses in 2011 (which were not included in the Company’s segment performance measures), are included in the Company’s measure of segment profitability.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The tables below present revenues, operating income, depreciation and amortization, and total assets by reportable segment.

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Revenues
Professional Support Services	$1,212	$1,323	$1,431
Mission Support Services	978	1,224	1,254
Elimination of intercompany revenues	(10)	(26)	(27)

Total	$2,180	$2,521	$2,658

Operating income
Professional Support Services	$96	$111	$109
Mission Support Services	88	130	146

Segment total	$184	$241	$255

Goodwill impairment	(77)	(172)	—
Spin-off transaction expenses	(9)	—	—

Total	$98	$69	$255

Depreciation and amortization
Professional Support Services	$17	$20	$19
Mission Support Services	5	4	8

Total	$22	$24	$27

	Year Ended December 31,
	2011	2010
	(in millions)
Total assets
Professional Support Services	$1,025	$1,070
Mission Support Services	478	596

Total	$1,503	$1,666

Substantially all of the Company’s long-lived assets are located in North America.

Revenues from the U.S. Government under prime contracts and subcontracts were approximately 98%, 97%, 99% for the years ended December 31, 2011, 2010 and 2009, respectively. The Company considers revenues from U.S. Government customers as revenues within the United States regardless of where the services are performed. The Company’s U.S. Government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use the Company’s services as a separate customer as long as the customer has independent decision making and contracting authority within its organization.

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

13.	Employee Severance and Termination Costs

The Company has completed employment reduction actions across its businesses to reduce both direct and indirect costs, including overhead and general and administrative costs. As a result of this initiative, the Company recorded a total of $4 million in employee severance and other termination costs for approximately 150 employees during the year ended December 31, 2011. Employee severance and other termination costs are reported within cost of revenues on the Consolidated Statement of Operations. The remaining balance to be paid for this initiative was $2 million at December 31, 2011. Information on employee severance and other termination costs incurred by reportable segment for the year ended December 31, 2011 is presented in the table below.

Year Ended December 31, 2011
(in millions)
Professional Support Services	$2
Mission Support Services	2

Total	$4

14. Unaudited Pro Forma Disclosures

In connection with the spin-off described in Note 1, “Spin Off from L-3 Communications Corporation,” the common stock of Engility will be distributed to L-3 shareholders based on an assumed distribution ratio of one share of Engility common stock for every six L-3 common shares. The accompanying unaudited historical pro forma earnings per share data included on the combined statements of operations reflects the pro forma effect of the distribution of Engility common stock and is provided for informational purposes. The pro forma basic and diluted weighted average shares outstanding were based on the L-3 basic and diluted weighted average number of common shares outstanding for each of the years ended December 31, 2011, 2010 and 2009, respectively, adjusted for the assumed distribution ratio of one share of Engility common stock for every six L-3 common shares. The pro forma weighted average diluted shares outstanding reflect potential common shares from L-3 equity plans, which our employees participate in, based on the assumed one-to-six distribution ratio. While the actual impact on a go forward basis will depend on various factors, including employees who may change employment between us and L-3, we believe the estimate provides a reasonable approximation of the future dilutive impact of Engility equity plans.

Net income attributable to Engility and historical pro forma earnings per share data do not reflect the $345 million of debt and related interest expense that we expect to incur in connection with the spin-off.

15.	Subsequent Events

We evaluated subsequent events for recognition or disclosure through March 29, 2012, the date the Combined Financial Statements were available to be issued.

ENGILITY HOLDINGS, INC.

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

FOR THE QUARTERLY PERIODS ENDED MARCH 30, 2012 AND APRIL 1, 2011

The preparation of the unaudited interim Condensed Combined Financial Statements requires management to make estimates using assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant of these estimates relate to the recoverability, useful lives and valuation of identifiable intangible assets and goodwill, income taxes, contingencies and revenues and expenses for certain revenue arrangements.

The unaudited interim Condensed Combined Financial Statements for the quarterly periods ended March 30, 2012 and April 1, 2011 and the balance sheet as of March 30, 2012 included herein have not been audited by an independent registered public accounting firm, but in our opinion, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair statement of the financial position at March 30, 2012 and the results of operations and the cash flows for the periods presented herein have been made. The results of operations for the quarterly period ended March 30, 2012 are not necessarily indicative of the operating results expected for the full fiscal year.

The unaudited interim Condensed Combined Financial Statements included herein have been prepared in accordance with Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission, or SEC. Although we believe the disclosures made are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules or regulations. These interim Condensed Combined Financial Statements should be read in conjunction with the audited combined financial statements and notes thereto included in this Information Statement.

ENGILITY HOLDINGS, INC.

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(in millions)

	Pro Forma March 30, 2012	March 30, 2012	December 31, 2011

ASSETS
Current assets:
Cash and cash equivalents	$11	$11	$14
Receivables, net	431	431	415
Other current assets	36	36	38

Total current assets	478	478	467

Property, plant and equipment, net	12	12	13
Goodwill	904	904	904
Identifiable intangible assets, net	111	111	114
Other assets	6	6	5

Total assets	$1,511	$1,511	$1,503

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$55	$55	$57
Accrued employment costs	78	78	75
Accrued expenses	65	65	75
Advance payments and billings in excess of costs incurred	31	31	26
Deferred income taxes	21	21	27
Other current liabilities	20	20	20
Dividend payable	335	—	—

Total current liabilities	605	270	280

Deferred income taxes	42	42	41
Income tax payable	59	59	58
Other liabilities	30	30	31

Total liabilities	736	401	410

Commitments and contingencies (see Note 8)
Equity:
Common stock (par value $0.01)	—	—	—
Additional paid-in-capital	764	—	—
Parent company investment	—	1,099	1,083
Noncontrolling interest	11	11	10

Total equity	775	1,110	1,093

Total liabilities and equity	$1,511	$1,511	$1,503

See notes to unaudited condensed combined financial statements

ENGILITY HOLDINGS, INC.

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	First Quarter Ended
	March 30, 2012	April 1, 2011
Revenues	$400	$581
Revenues from affiliated entities	49	10

Total revenues	449	591
Costs and expenses
Cost of revenues	341	500
Cost of revenues from affiliated entities	49	10

Total cost of revenues	390	510
Selling, general and administrative expenses	33	34

Total costs and expenses	423	544

Operating income	26	47
Other expense, net	—	—

Income before income taxes	26	47
Provision for income taxes	11	18

Net income	$15	$29
Less: Net income attributable to noncontrolling interest	1	1

Net income attributable to Engility.	$14	$28

Historical Pro Forma Unaudited Earnings Per Share Data (See Note 10)
Earnings per share attributable to Engility:
Basic	$0.85	$1.55

Diluted	$0.84	$1.53

Weighted average number of shares outstanding:
Basic	16.5	18.1

Diluted	16.7	18.3

See notes to unaudited condensed combined financial statements

ENGILITY HOLDINGS, INC.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY

(in millions)

	Parent Company Investment	Noncontrolling Interest	Total Equity
For the quarter ended March 30, 2012:
Balance at December 31, 2011	$1,083	$10	$1,093
Net income	14	1	15
Net transfers from parent	2	—	2

Balance at March 30, 2012	$1,099	$11	$1,110

For the quarter ended April 1, 2011:
Balance at December 31, 2010	$1,218	$9	$1,227
Net income	28	1	29
Distributions to noncontrolling interest	—	(1)	(1)
Net transfers to parent	(27)	—	(27)

Balance at April 1, 2011	$1,219	$9	$1,228

See notes to unaudited condensed combined financial statements

ENGILITY HOLDINGS, INC.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	First Quarter Ended
	March 30, 2012	April 1, 2011
Operating activities:
Net income	$15	$29
Depreciation of property, plant and equipment	1	2
Amortization of intangible assets	3	4
Deferred income tax benefit	(5)	(5)
Changes in operating assets and liabilities, excluding acquired amounts:
Receivables	(14)	2
Other current assets	(1)	(4)
Accounts payable, trade	(2)	15
Accrued employment costs	3	6
Accrued expenses	(10)	(7)
Advance payments and billings in excess of costs incurred	5	(10)

Net cash (used in) from operating activities	(5)	32

Investing activities:
Capital expenditures	—	(1)

Net cash used in investing activities	—	(1)

Financing activities:
Net transfers from (to) parent	2	(27)

Net cash from (used in) financing activities	2	(27)

Net (decrease) increase in cash and cash equivalents	(3)	4
Cash and cash equivalents, beginning of the period	14	16

Cash and cash equivalents, end of the period	$11	$20

See notes to unaudited condensed combined financial statements

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

Spin-Off from L-3 Communications Corporation: On July 12, 2011, the Board of Directors of L-3 Communications Holdings, Inc. (L-3 Holdings or L-3) approved a plan to spin-off to L-3’s shareholders part of its Government Services segment into a new company named Engility Holdings, Inc. (Engility or the Company). After completion of the spin-off, Engility will own and operate the systems engineering and technical assistance (SETA), training and operational support services businesses that are currently part of L-3’s Government Services Segment.

The spin-off is conditioned on, among other things, final approval of the transaction by L-3’s Board of Directors, and the receipt of a ruling from the Internal Revenue Service, and that such ruling shall remain in effect as of the distribution date, and an opinion of tax counsel confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of income, gain or loss to L-3 or its shareholders.

Description of Business: Engility is a leading provider of systems engineering services, training, program management, and operational support for the U.S. Government worldwide. The Company is focused on supporting the mission success of its customers by providing a full range of engineering, technical, analytical, advisory, training, logistics and support services. The Company’s customers include the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Agency for International Development (USAID), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and allied foreign governments.

The Company operates in two segments: Professional Support Services and Mission Support Services. The Professional Support Services segment provides Systems Engineering and Technical Assistance (SETA) services, program management support and software engineering life cycle sustainment and support services. Through its Mission Support Services segment, the Company provides defense related training, education and support services, law enforcement training, national security infrastructure and institutional development.

Principles of Combination and Basis of Presentation: The accompanying unaudited condensed combined financial statements of Engility are derived from the accounting records of L-3 as if it operated on a standalone basis. The unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information and in accordance with Article 10 of Regulation S-X of the SEC and reflect the financial position, results of operations and cash flows of L-3’s SETA, training and operational support services businesses. Accordingly, they do not include all of the disclosures required by U.S. GAAP for a complete set of annual audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation of the results for the interim periods presented have been included. The December 31, 2011 condensed combined balance sheet was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. The results of operations for the interim periods are not necessarily indicative of results for the full year.

All significant intercompany transactions between the combined businesses that comprise Engility have been eliminated.

It is the Company’s established practice to close its books for the quarters ending March, June and September on the Friday nearest to the end of the calendar quarter. The interim unaudited condensed consolidated financial statements included herein have been prepared and are labeled based on that convention. The Company closes its books for annual periods on December 31 regardless of what day it falls on.

The unaudited condensed combined statements of operations include expense allocations for the corporate functions provided to the Company by L-3, including, but not limited to, executive management, finance, legal,

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

human resources, employee benefits administration, treasury, tax, internal audit, information technology, communications, ethics and compliance, insurance, and stock-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. Both L-3 and the Company believe these allocations have been made on a consistent basis and are a reasonable reflection of the utilization of the services received by, or benefits provided to Engility by L-3 during the periods presented. Management believes, based on the current and historical organizational and information technology structure, that the costs allocated by L-3 approximate the costs required for Engility to operate as a stand-alone public company. However, actual costs that may have been incurred, had Engility been a stand-alone public company, would have depended on a number of factors, including the stand-alone organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Following the separation from L-3, Engility will perform these functions using internal resources and purchased services, some of which may be provided by L-3 during a transitional period pursuant to a transitional services agreement.

Transactions between Engility and L-3 have been included in these unaudited condensed combined financial statements, are considered to be effectively settled for cash at the time the transaction is recorded, and therefore are included as financing activities in the unaudited condensed combined statements of cash flows. The net effect of these transactions is included in the unaudited condensed combined balance sheets as parent company investment.

L-3 uses a centralized approach to cash management and financing its operations. The majority of the Company’s cash receipts are transferred to L-3 daily and L-3 funds the Company’s working capital and capital expenditure requirements as needed. Cash transfers to and from L-3’s cash management accounts are recorded in parent company investment in the unaudited condensed combined balance sheets.

The unaudited condensed combined financial statements include certain assets and liabilities that have been historically recorded at the L-3 corporate level but are specifically identifiable or otherwise attributable to Engility. L-3’s third party debt, and the related interest expense has not been allocated to Engility for any of the periods presented because L-3’s borrowings and the related guarantees on such borrowings are not directly attributable to the combined businesses that comprise Engility, and Engility is not expected to assume L-3’s debt presently or in connection with the spin-off transaction.

The businesses that comprise Engility guarantee L-3’s third party debt on a full and unconditional, joint and several basis, along with substantially all of L-3’s other material domestic subsidiaries. Upon completion of the spin-off transaction, the businesses that comprise Engility will no longer guarantee L-3’s debt.

See Note 5 for a further description of the transactions between Engility and L-3.

Accounting Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant of these estimates relate to the recoverability, useful lives and valuation of identifiable intangible assets and goodwill, income taxes contingencies and revenues and expenses for certain revenue arrangements. Actual amounts will differ from these estimates and could differ materially.

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Revenues for fixed-price type contracts covered by contract accounting standards are recognized using a ratio of actual cumulative costs incurred to total estimated costs at completion of the contract multiplied by the total estimated contract revenue, less cumulative revenue recognized in prior periods. A single estimated total profit margin is used to recognize profit. Losses on contracts are recognized in the period in which they become evident. The impact of revisions of contract estimates, which may result from contract modifications, performance or other reasons, are recognized on a cumulative catch-up basis in the period in which the revisions are made. Net changes in contract estimates decreased operating income by less than $1 million, or 0%, for the quarter ended March 30, 2012, and decreased operating income by $1 million, or 2%, for the quarter ended April 1, 2011. The net changes in contract estimates included negative adjustments, which are inclusive of losses on contracts, of less than $1 million and $2 million for the quarterly periods ended March 30, 2012 and April 1, 2011, respectively.

2.	New Accounting Standards Implemented

Effective January 1, 2012 the Company retrospectively adopted a new accounting standard issued by the Financial Accounting Standards Board (FASB) for the presentation of comprehensive income in financial statements. The adoption of this standard resulted in no changes to the presentation of a total for comprehensive income as the Company has no components of other comprehensive income, such as foreign currency translation adjustments or unrealized gains or losses on hedging instruments, in the periods presented within the unaudited condensed combined financial statements. The adoption of this standard did not have an impact the Company’s financial position, results of operations or cash flows.

Effective January 1, 2012, the Company adopted a revised accounting standard issued by the FASB allowing companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a more detailed two-step goodwill impairment test will be performed to identify potential goodwill impairment and measure the amount of loss to be recognized, if any. The standard is effective for goodwill impairment tests performed beginning in 2012, and did not have an impact on the Company’s financial position, results of operations or cash flows.

3.	Receivables

The Company’s receivables principally relate to contracts with the U.S. Government and prime contractors or subcontractors of the U.S. Government. The components of contract receivables are presented in the table below.

	March 30, 2012	December 31, 2011
	(in millions)
Billed receivables	$159	$159
Unbilled receivables:
Amounts billable	232	176
Revenues recorded in excess of milestone billings on fixed price contracts	43	82
Allowance for doubtful accounts	(3)	(2)

Total receivables, net	$431	$415

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

4.	Goodwill and Identifiable Intangible Assets

Goodwill. In accordance with the accounting standards for business combinations, the Company records the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition (commonly referred to as the purchase price allocation). Goodwill at March 30, 2012 remained unchanged from December 31, 2011 as presented in the table below.

	Professional Support Services	Mission Support Services	Total
	(in millions)
Balance at March 30, 2012 and December 31, 2011	$665	$239	$904

Identifiable Intangible Assets. Information on the Company’s identifiable intangible assets that are subject to amortization is presented in the table below.

	March 30, 2012				December 31, 2011
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)			(in millions)
Customer contractual relationships	28	$179	$68	$111	$179	$65	$114
Technology	—	29	29	—	29	29	—
Favorable leasehold interests	—	2	2	—	2	2	—

Total	28	$210	$99	$111	$210	$96	$114

Amortization expense recorded by the Company for its identifiable intangible assets is presented in the table below.

	First Quarter Ended
	March 30, 2012	April 1, 2011
	(in millions)
Amortization expense	$3	$4

Based on gross carrying amounts at March 30, 2012, the Company’s estimate of amortization expense for identifiable intangible assets for the years ending December 31, 2012 through 2016 are presented in the table below.

	Year Ending December 31,
	2012	2013	2014	2015	2016
	(in millions)
Estimated amortization expense	$13	$9	$8	$9	$7

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

5.	Related Party Transactions and Parent Company Investment

Allocation of General Corporate Expenses: The unaudited condensed combined statements of operations include L-3 corporate expense allocations for corporate functions provided to the Company, which are reported within selling, general and administrative expenses, totaling $7 million and $8 million for the quarters ended March 30, 2012 and April 1, 2011, respectively. The remaining corporate allocations of $14 and $15 for the quarters ended March 30, 2012 and April 1, 2011, respectively, represent direct corporate expenses. Direct corporate expenses include employee benefits, stock-based compensation, insurance, and treasury expenses that have been allocated based on direct usage by the Company.

Related Party Revenues and Cost of Revenues: Engility is a party to transactions to purchase and sell products and services to and from other L-3 subsidiaries and divisions. Revenues earned from these affiliated entities were $49 million and $10 million for the quarters ended March 30, 2012 and April 1, 2011, respectively. Purchases of products and services from these affiliated entities were $4 million for both the quarters ended March 30, 2012 and April 1, 2011, and are included within cost of revenues in the unaudited condensed combined statements of operations.

Parent Company Investment: Net transfers (to)/from parent are included within parent company investment on the unaudited condensed combined statements of changes in equity. The components of the Company’s net transfers (to)/from parent are presented in the table below.

	First Quarter Ended
	March 30, 2012	April 1, 2011
	(in millions)
Intercompany revenues and purchases, net	$(45)	$(6)
Cash pooling and general financing activities	11	(67)
Corporate allocations	21	23
Income taxes	15	23

Total net transfers to parent	$2	$(27)

The net effect of these transactions is included in the unaudited condensed combined balance sheets as Parent company investment.

6.	Income Taxes

The Company’s operations have historically been included in L-3’s U.S. federal and state income tax returns. Income taxes are presented in these unaudited condensed combined financial statements as if the Company filed its own tax returns on a standalone basis. These amounts may not reflect tax positions taken or to be taken by L-3, and have been available for use by L-3 and may remain with L-3 after the separation from L-3.

The Company files its Federal and certain state tax returns on a consolidated or combined basis with L-3. In addition, the Company and its subsidiaries file income tax returns in various state and foreign jurisdictions. As of March 30, 2012, the statutes of limitations for L-3’s U.S. Federal income tax returns for the years ended December 31, 2008 through 2010 were open. As of March 30, 2012, the Company anticipates that unrecognized tax benefits will not decrease by a significant amount over the next 12 months. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The effective tax rates for the quarter ended March 30, 2012 increased to 42.3% from 38.3% for the quarter ended April 1, 2011. The increase was primarily due to the impact of approximately $2 million of spin-off transaction expense incurred in the quarter ended March 30, 2012 that are not deductible for income tax purposes.

Non-current income taxes payable include accrued potential interest of $3 million ($2 million after income taxes) and potential penalties of $5 million at both March 30, 2012 and December 31, 2011.

7.	Stock-Based Compensation

The Company’s employees participate in the following L-3 stock based compensation plans: 2008 Long Term Performance Plan (2008 LTPP), 1999 Long Term Performance Plan and 1997 Stock Option Plan (collectively, the “Plans”). During the quarter ended March 30, 2012, the Company’s employees were granted stock based compensation in the form of stock options to purchase L-3’s common stock and L-3 restricted stock units under the 2008 LTPP. The following disclosures represent the portion of the L-3 Plans in which the Company’s employees participated.

Stock Options. L-3 granted Company employees 9,192 stock options to purchase L-3 common stock with an exercise price equal to the closing price of L-3 common stock on the date of grant. The options expire 10 years from the date of grant and vest ratably over a three- year period on the annual anniversary of the date of grant. The weighted average grant date fair value for the options awarded was $11.49 and was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the valuation model for this grant are presented in the table below.

Expected holding period (in years)	4.8
Expected volatility	27.8%
Expected dividend yield	3.5%
Risk-free interest rate	0.8%

Restricted Stock Units. L-3 granted Company employees 30,611 L-3 restricted stock units with a weighted average grant date fair value of $70.43 per share. Restricted stock units automatically convert into shares of L-3 common stock upon vesting, and are subject to forfeiture until certain restrictions have lapsed, including a three year cliff vesting period for employees and a one year cliff vesting period for non-employee directors, in each case starting on the date of grant.

8.	Commitments and Contingencies

Procurement Regulations

A substantial majority of the Company’s revenues are generated from providing services and products under legally binding agreements or contracts with U.S. Government and foreign government customers. U.S. Government contracts are subject to extensive legal and regulatory requirements, and from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. The Company is currently cooperating with the U.S. Government on several investigations from which civil or administrative proceedings have or could result and give rise to fines, penalties, compensatory and treble damages, restitution and/or forfeitures. The Company does not currently anticipate that any of these investigations will have a material adverse effect, individually or in the aggregate, on its consolidated financial position, results of operations or cash flows. However, under U.S. Government regulations, an indictment of the Company by a federal grand jury, or an administrative finding against the Company as to its present responsibility to be a U.S. Government contractor or subcontractor, could result in the Company being suspended for a period of time from eligibility for awards of new government contracts or task orders or in a loss of export privileges. A conviction, or an administrative finding against the Company that

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

satisfies the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specified term. In addition, all of the Company’s U.S. Government contracts: (1) are subject to audit and various pricing and cost controls, (2) include standard provisions for termination for the convenience of the U.S. Government or for default, and (3) are subject to cancellation if funds for contracts become unavailable. Foreign government contracts generally include comparable provisions relating to terminations for convenience and default, as well as other procurement clauses relevant to the foreign government.

Litigation Matters

The Company is also subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to its businesses. Furthermore, in connection with certain business acquisitions, the Company has assumed some or all claims against, and liabilities of, such acquired businesses, including both asserted and unasserted claims and liabilities.

In accordance with the accounting standard for contingencies, the Company records a liability when management believes that it is both probable that a liability has been incurred and the Company can reasonably estimate the amount of the loss. Generally, the loss is recorded at the amount the Company expects to resolve the liability. The estimated amounts of liabilities recorded for pending and threatened litigation are recorded in other current liabilities in the Combined Balance Sheets. Amounts recoverable from insurance contracts or third parties are recorded as assets when deemed probable. At March 30, 2012, the Company did not record any amounts for recoveries from insurance contracts or third parties in connection with the amount of liabilities recorded for pending and threatened litigation. Legal defense costs are expensed as incurred. The Company believes it has recorded adequate provisions for its litigation matters. The Company reviews these provisions quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. While it is reasonably possible that an unfavorable outcome may occur in one or more of the following matters, unless otherwise stated below, the Company believes that it is not probable that a loss has been incurred in any of these matters. With respect to the litigation matters below for which it is reasonably possible that an unfavorable outcome may occur, an estimate of loss or range of loss is disclosed when such amount or amounts can be reasonably estimated. Although the Company believes that it has valid defenses with respect to legal matters and investigations pending against it, the results of litigation can be difficult to predict, particularly those involving jury trials. Accordingly, our current judgment as to the likelihood of our loss (or our current estimate as to the potential range of loss, if applicable) with respect to any particular litigation matter may turn out to be wrong. Therefore, it is possible that the financial position, results of operations or cash flows of the Company could be materially adversely affected in any particular period by the unfavorable resolution of one or more of these or other contingencies.

Al-Quraishi. On May 5, 2008, seventy-two plaintiffs who had purportedly been detained in certain Iraqi prisons filed suits alleging that Engility Corporation (f/k/a L-3 Services, Inc.) (a company that will be a subsidiary of Engility following the spin-off) and other defendants either participated in, approved of, or condoned the mistreatment of prisoners by United States military officials, and are seeking recovery on a variety of legal theories based upon U.S. Federal law, state law, treaty obligations and the Alien Tort Statute. These cases were consolidated in the U.S. District Court for the District of Maryland (the “MD Trial Court”). The complaint seeks unspecified monetary damages, including punitive damages and legal fees. On July 29, 2010, the MD Trial Court denied the Engility Corporation’s motion to dismiss the complaint. On May 11, 2012, the U.S. Court of Appeals for the Fourth Circuit (the “Fourth Circuit”) sitting en banc denied Engility Corporation’s appeal of this decision on the basis that the Fourth Circuit lacked interlocutory jurisdiction to hear the appeal, and remanded the case to the MD Trial Court. On May 31, 2012, Engility Corporation filed a motion to stay the Fourth Circuit’s en banc ruling pending the filing and resolution of a petition for a writ of certiorari at the Supreme Court of the United States. Engility Corporation is unable to estimate a range of loss, if any, that is reasonably possible for this matter because: (1) the proceedings are in the early stages, as they have not progressed beyond consideration of Engility Corporation’s pre-answer motions, (2) there are significant factual issues to be resolved, as no discovery has taken place, and plaintiffs

ENGILITY HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

have not yet been required to provide any evidence to support the allegations set forth in their complaint, (3) plaintiffs have not claimed a specific amount of money damages, and have not yet been required to provide any evidence of damages alleged to have been suffered, and (4) there are significant legal issues to be resolved, including whether punitive damages can be awarded under applicable law.

9.	Segment Information

The Company has two reportable segments, which are described in Note 1. The tables below present revenues, operating income, depreciation and amortization and total assets by reportable segment.

	First Quarter Ended
	March 30, 2012	April 1, 2011
	(in millions)
Revenues
Professional Support Services	$252	$300
Mission Support Services	199	295
Elimination of intercompany revenues	(2)	(4)

Total	$449	$591

Operating income
Professional Support Services	$16	$21
Mission Support Services	16	26

Segment total	$32	$47

Spin-off transaction expenses	(6)	—

Total	$26	$47

Depreciation and amortization
Professional Support Services	$3	$5
Mission Support Services	1	1

Total	$4	$6

	March 30, 2012	December 31, 2011
	(in millions)
Total assets
Professional Support Services	$1,027	$1,025
Mission Support Services	484	478

Total	$1,511	$1,503

Substantially all of the Company’s long-lived assets are located in North America.

10.	Unaudited Pro Forma Disclosures

In connection with the spin-off described in Note 1, “Spin-Off from L-3 Communications Corporation,” the Company expects to incur $345 million of indebtedness comprised of a $335 million term loan facility and $10 million of borrowings under a revolving credit facility. The net proceeds, after expenses, of approximately $335 million are expected to be distributed to L-3. The accompanying unaudited pro forma balance sheet as of March 30, 2012 gives effect to the $335 million distribution expected to be paid to L-3. In addition, the

ENGILITY HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

accompanying unaudited pro forma balance sheet as of March 30, 2012 reflects the elimination of the parent company investment and the establishment of our capital structure. For purposes of the unaudited pro forma balance sheet, we used approximately 16 million shares of our common stock at a par value of $0.01 per share determined using a one-to-six distribution ratio to L-3’s 98,190,977 common shares outstanding at March 30, 2012.

As part of the spin-off, the common stock of Engility will be distributed to L-3 shareholders based on a distribution ratio of one share of Engility common stock for every six L-3 common shares. The accompanying unaudited historical pro forma earnings per share data included on the unaudited condensed combined statements of operations reflects the pro forma effect of the distribution of Engility common stock and is provided for informational purposes. The pro forma basic and diluted weighted average shares outstanding were based on the L-3 basic and diluted weighted average number of common shares outstanding for each of the quarters ended March 30, 2012 and April 1, 2011, respectively, adjusted for the assumed distribution ratio of one share of Engility common stock for every six L-3 common shares. The pro forma weighted average diluted shares outstanding reflect potential common shares from L-3 equity plans, which our employees participate in, based on the assumed one-to-six distribution ratio. While the actual impact on a go forward basis will depend on various factors, including employees who may change employment between us and L-3, we believe the estimate provides a reasonable approximation of the future dilutive impact of Engility equity plans.

Net income attributable to Engility and historical pro forma earnings per share data do not reflect the $345 million of debt and related interest expense that we expect to incur in connection with the spin-off.

11.	Subsequent Events

We evaluated subsequent events for recognition or disclosure through May 31, 2012, the date the unaudited condensed combined financial statements were available to be issued.